As filed with the Securities and Exchange Commission on January 8, 2025

REGISTRATION NOS. 333-283456 and 333-283456-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEW YORK STATE ELECTRIC & GAS CORPORATION	NYSEG STORM FUNDING, LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)

New York	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

333-283456	333-283456-01
(Commission File Number)	(Commission File Number)

0000071675	0002046062
(Central Index Key Number)	(Central Index Key Number)

15-0398550	33-1914982
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

180 S. Clinton Avenue, 5th Floor Rochester, NY 14607 (207) 629-1190	162 Canco Rd. Portland, Maine 04103 (207) 629-1190
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

R. Scott Mahoney, Esq.

Senior Vice President, General Counsel and Corporate Secretary

180 Marsh Hill Road

Orange, Connecticut 06477

(207) 629-1190

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Adam R. O’Brian, Esq.	Eric D. Tashman, Esq.
Michael F. Fitzpatrick, Jr., Esq.	Norton Rose Fulbright US LLP
Hunton Andrews Kurth LLP	1 Embarcadero Center, Suite 1050
200 Park Avenue	San Francisco, California 94111
New York, New York 10166	(628) 231-6803
(212) 309-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 8, 2025

PRELIMINARY PROSPECTUS

$710,600,000 Recovery Bonds, Series 2025-A

New York State Electric & Gas Corporation

Sponsor, Depositor and Initial Servicer

Central Index Key Number: 0000071675

NYSEG Storm Funding, LLC

Issuing Entity

Central Index Key Number: 0002046062

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to Issuing Entity (Before Expenses)
A-1		$225,000,000
A-2		$225,000,000
A-3		$260,600,000

(1)

If the recovery bonds are delivered to a purchaser after     , 2025, such purchaser will pay accrued interest from     , 2025 up to, but not including the date the recovery bonds are delivered to such purchaser.

The total initial price to the public is $    . The total amount of the underwriting discounts and commissions is $    . The total amount of proceeds to the issuing entity before deduction of expenses (estimated to be $    ) is $    . The distribution frequency is semi-annual. The first expected payment date is     .

Investing in the recovery bonds involves risks. Please read “Risk Factors” beginning on page 20 in this prospectus to read about factors you should consider before buying the recovery bonds.

New York State Electric & Gas Corporation, as “sponsor”, is offering $710,600,000 of Recovery Bonds, Series 2025-A, referred to herein as the “recovery bonds”, in three tranches to be issued by NYSEG Storm Funding, LLC, as the “issuing entity”. New York State Electric & Gas Corporation is also the “seller”, initial “servicer” and “depositor” with regard to the recovery bonds. The recovery bonds are senior secured obligations of the issuing entity supported by “recovery property”, which includes the right to a non-bypassable charge, known as the “recovery charges”, and paid by all existing and future customers receiving electric transmission or distribution service, or both, from NYSEG or its successors or assignees within the geographical area within which it provided electric distribution services (the “service area”) as of the date of the approval of the financing order under rate schedules or special contracts approved by the State of New York Public Service Commission (the “Commission”). The Securitization Law (as defined below) requires that recovery charges be adjusted (or “trued-up”) at least annually, and the Commission authorizes the recovery charges to be adjusted at least semi-annually to provide for timely payment of scheduled principal of and interest on the recovery bonds and payment of all other ongoing financing costs and, to the extent required, replenishing the capital subaccount, as described further in this prospectus. Credit enhancement for the recovery bonds will be provided by such “true-up” mechanisms as well as by funds held in accounts held under the indenture.

The recovery bonds will be issued pursuant to Chapter 224 of the Laws of 2024 of the State of New York (the “Securitization Law”), and an irrevocable financing order issued by the Commission approving the issuance of the recovery bonds (the “financing order”) as Case 24-E-0493. The financing order was issued by the Commission on December 19, 2024. Absent an appeal or challenge to the financing order it will become final and not subject to further appeal on January 22, 2025. The financing order will become irrevocable at the time of the transfer of recovery property to an assignee or the issuance of recovery bonds and the State of New York will not in any way take or permit any action that limits, alters or impairs the value of recovery property or, except as required by the true-up mechanism described in the financing order, reduce, alter or impair the recovery charges that are imposed, collected and remitted for the benefit of the owners of the recovery bonds, any assignee, and all financing parties, until all principal, interest and redemption premium in respect of the recovery bonds, all other financing costs and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid or performed in full.

The recovery bonds represent obligations only of the issuing entity, NYSEG Storm Funding, LLC, and do not represent obligations of the sponsor or any of its affiliates other than the issuing entity. The recovery bonds are secured by the collateral, consisting principally of the recovery property acquired pursuant to the sale agreement and funds on deposit in the collection account for the recovery bonds and related subaccounts. Please read “Security for the Recovery Bonds” in this prospectus. The recovery bonds are not a debt or a general obligation of the State of New York or any of its political subdivisions, agencies, or instrumentalities and are not a charge on their full faith and credit. The recovery bonds shall not, directly or indirectly or contingently, obligate the State of New York or any agency, political subdivision, or instrumentality of the State of New York to levy any tax or make any appropriation for payment of the recovery bonds, other than for paying recovery charges in their capacity as consumers of electricity.

Interest will accrue on the recovery bonds from the date of issuance. The recovery bonds are scheduled to pay principal and interest semi-annually on      and      of each year. The first scheduled payment date is     . On each payment date, each recovery bond will be entitled to payment of principal, but only to the extent funds are available in the collection account after payment of certain fees and expenses and after payment of interest.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the recovery bonds through the book-entry facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A. and Euroclear Bank SA/NV, as operator of the Euroclear System, against payment in immediately available funds on or about     , 2025.

Joint Book-Running Managers

J.P. Morgan	BofA Securities	Citigroup

The date of this prospectus is     , 2025

INCORPORATION BY REFERENCE	128

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS	129

RISK RETENTION	130

LEGAL MATTERS	131

GLOSSARY OF DEFINED TERMS	132

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or “SEC”. This prospectus provides information about the issuing entity, the recovery bonds and New York State Electric & Gas Corporation, or “NYSEG”, the depositor, sponsor, seller and initial servicer. This prospectus describes the terms of the recovery bonds offered hereby. You should carefully review this prospectus, any free writing prospectus the issuing entity files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information”.

References in this prospectus to the term “we”, “us”, or the “issuing entity” mean NYSEG Storm Funding, LLC, the entity that will issue the recovery bonds. References to the “recovery bonds”, unless the context otherwise requires, mean the recovery bonds offered pursuant to this prospectus. References to “NYSEG”, the “seller”, the “depositor” or the “sponsor” mean New York State Electric & Gas Corporation. References to the “bondholders” or the “holders” refer to the registered holders of the recovery bonds. References to the “recovery property” mean the recovery property sold to the issuing entity by NYSEG pursuant to the sale agreement and pledged to the payment of the recovery bonds. References to the “servicer” refer to NYSEG and any successor servicer under the servicing agreement referred to in this prospectus. References to the “Commission” refer to the State of New York Public Service Commission. References to the “Securitization Law” refer to Chapter 224 of the Laws of 2024 of the State of New York. Unless the context otherwise requires, references to a “financing order” are to the irrevocable financing order issued by the Commission as Case 24-E-0493. The financing order was issued on December 19, 2024. Absent an appeal or challenge to the financing order it will become final and not subject to further appeal on January 22, 2025. Unless the context otherwise requires, the term “customer” means “Consumer” within the meaning of Securitization Law. Under the Securitization Law, the recovery charge will be paid by all existing and future customers receiving electric transmission or distribution services, or both, from NYSEG or its successors or assignees within the service area under Commission-approved rate schedules or special contracts. You can find a glossary of some of the other defined terms used in this prospectus on page 132 of this prospectus.

This prospectus includes cross-references to sections in this prospectus where you can find further related discussions. You can also find key topics in the preceding pages. Check the table of contents to locate these sections.

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus from us or the underwriters specifying the terms of this offering. Neither the issuing entity nor any underwriter, agent, dealer, salesperson, or NYSEG has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The recovery bonds are not being offered in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus is current only as of the date of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain a number of forward-looking statements that are necessarily subject to various risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “should,” “would,” “could,” “can,” “expect(s),” “believe(s),” “anticipate(s),” “intend(s),” “plan(s),” “estimate(s),” “project(s),” “assume(s),” “guide(s),” “target(s),” “forecast(s),” “are (is) confident that” and “seek(s)” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about plans, objectives and intentions, outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters including regulatory approvals on business, results of operations or financial condition of the business and other statements that are not historical facts. Such statements are based upon the current reasonable beliefs, expectations and assumptions of management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the following:

•

the impact of federal, state and local political, legislative, judicial and regulatory actions or developments, including deregulation, re-regulation, securitization and restructuring of the electric utility industry and changes in, or changes in application of, laws or regulations applicable to various aspects of NYSEG’s business;

•	adverse developments in general market, business, economic, labor, regulatory and political conditions;

•	the impact of any change to applicable laws and regulations affecting the ownership and operations of electric utilities;

•

the impact of extraordinary external events, such as any cyber breaches or other incidents, grid disturbances, acts of war or terrorism, civil or social unrest, natural disasters, pandemic health events or other similar occurrences;

•	technological developments affecting electricity consumption;

•	weather conditions are unfavorable or below production forecasts;

•	the accuracy of the servicer’s estimates of market demand and prices for energy;

•	the accuracy of the servicer’s estimates of industrial, commercial and residential growth;

•	the accuracy of the servicer’s forecast of electrical consumption or the payment of recovery charges;

•

the impact of climate change, including increased frequency and severity of significant weather events and the extent to which counterparties are willing to do business with, finance the operations of or purchase energy from NYSEG;

•	prices and availability of electricity in wholesale markets which may impact NYSEG’s ability to supply electricity to customers or NYSEG’s ability to service the recovery property;

•	the operating performance of NYSEG’s facilities and the facilities of third-party suppliers of electric energy; and

•	other factors discussed in this prospectus.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and the issuing entity will undertake no obligation to update or revise any forward-looking statement, including unanticipated events, after the date on which such statement is made, except as required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE RECOVERY BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”). FOR THESE PURPOSES, THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (“QUALIFIED INVESTOR”) WITHIN THE MEANING OF REGULATION 2017/1129 (AS AMENDED, THE “PROSPECTUS REGULATION”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE RECOVERY BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE RECOVERY BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF RECOVERY BONDS IN ANY MEMBER STATE OF THE EEA (EACH, A “RELEVANT STATE”) WILL BE MADE ONLY PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF RECOVERY BONDS. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT STATE OF RECOVERY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS REGULATION, IN RELATION TO SUCH OFFER. NEITHER THE ISSUING ENTITY NOR ANY UNDERWRITER HAVE AUTHORISED, NOR WILL THEY AUTHORISE, THE MAKING OF ANY OFFER OF RECOVERY BONDS IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER.

ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF RECOVERY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF RECOVERY BONDS OTHER THAN TO QUALIFIED INVESTORS.

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE RECOVERY BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE RECOVERY BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). NONE OF NYSEG, THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY RECOVERY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THIS PURPOSE, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE RECOVERY BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE RECOVERY BONDS.

NOTICE TO RESIDENTS OF UNITED KINGDOM

THE RECOVERY BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE UNITED KINGDOM (“UK”). FOR THESE PURPOSES OF THIS PROVISION:

(A)	THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:

(I)	A RETAIL CLIENT AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (“EUWA”); OR

(II)

A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE FSMA) OF THE UK AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA; OR

(III)	NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE PROSPECTUS REGULATION AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUWA (THE “UK PROSPECTUS REGULATION”); AND

(B)

THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE RECOVERY BONDS TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE RECOVERY BONDS.

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUWA, AS AMENDED (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE RECOVERY BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE RECOVERY BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF RECOVERY BONDS IN THE UK WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF RECOVERY BONDS. THIS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION.

THIS PROSPECTUS AND ANY OTHER MATERIAL IN RELATION TO THE RECOVERY BONDS IS ONLY BEING DISTRIBUTED TO, AND IS DIRECTED ONLY AT, PERSONS IN THE UK WHO ARE “QUALIFIED INVESTORS” (AS DEFINED IN THE UK PROSPECTUS REGULATION) WHO ARE ALSO (I) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “ORDER”), OR (II) HIGH NET WORTH ENTITIES OR OTHER PERSONS FALLING WITHIN ARTICLES 49(2)(A) TO (D) OF THE ORDER, OR (III) PERSONS TO WHOM IT WOULD OTHERWISE BE LAWFUL TO DISTRIBUTE IT, ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS.” THE RECOVERY BONDS ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH RECOVERY BONDS WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. ANY PERSON IN THE UK THAT IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS PROSPECTUS OR ITS CONTENTS. THE RECOVERY BONDS ARE NOT BEING OFFERED TO THE PUBLIC IN THE UK.

ANY DISTRIBUTOR SUBJECT TO THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (THE “UK MIFIR PRODUCT GOVERNANCE RULES”) IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE RECOVERY BONDS AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS. NONE OF THE ISSUING ENTITY, NYSEG OR ANY OF THE UNDERWRITERS MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE UK MIFIR PRODUCT GOVERNANCE RULES.

IN ADDITION, IN THE UK, EACH UNDERWRITER HAS REPRESENTED AND AGREED IN THE UNDERWRITING AGREEMENT THAT THE RECOVERY BONDS MAY NOT BE OFFERED OTHER THAN BY AN UNDERWRITER THAT:

•

HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FSMA) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE RECOVERY BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO US; AND

•	HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE RECOVERY BONDS IN, FROM OR OTHERWISE INVOLVING THE UK.

NOTICE TO RESIDENTS OF CANADA

THE RECOVERY BONDS MAY BE SOLD IN THE PROVINCES OF ALBERTA, BRITISH COLUMBIA AND ONTARIO ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE RECOVERY BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (“NI 33-105”), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

PROSPECTUS SUMMARY OF TERMS

The following section is only a summary of selected information and does not provide you with all the information you will need to make your investment decision. There is more detailed information in this prospectus. To understand all of the terms of the offering of the recovery bonds, carefully read this entire prospectus. You should carefully consider the Risk Factors beginning on page 20 of this prospectus before you invest in the recovery bonds.

Securities Offered:	$710,600,000 Recovery Bonds, Series 2025-A, scheduled to pay principal semi-annually in accordance with the expected sinking fund schedule in this prospectus.

Tranche	Principal Amount $
A-1	$225,000,000
A-2	$225,000,000
A-3	$260,600,000

Issuing Entity and Capital Structure:

The issuing entity is a special purpose Delaware limited liability company. NYSEG is our sole member and owns all of our equity interests. The issuing entity has no commercial operations. The issuing entity was formed solely to purchase, own and administer recovery property, issue recovery bonds (including the recovery bonds) secured by recovery property and perform activities incidental thereto and our organizational documents prohibit us from engaging in any other activity except as specifically authorized by the financing order. The recovery bonds are the only series of recovery bonds which the issuing entity will issue. Please read “NYSEG Storm Funding, LLC, The Issuing Entity” in this prospectus.

The issuing entity will be capitalized with an upfront cash deposit by NYSEG of 0.50% of the Recovery Bonds, Series 2025-A’s initial aggregate principal amount issued (to be held in the capital subaccount to secure the recovery bonds) and will have an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments due on such payment date for the recovery bonds have been made.

Issuing Entity’s Address and Telephone Number:	162 Canco Rd. Portland, Maine 04103 (207) 629-1190

The Depositor, Sponsor, Seller and Initial Servicer:

NYSEG, a New York corporation incorporated in 1852 and headquartered in Binghamton, New York, is a wholly-owned subsidiary of Avangrid Networks, Inc. (“Networks”) which is a wholly-owned subsidiary of Avangrid, Inc. (“Avangrid”), which is a wholly-owned subsidiary of Iberdrola, S.A. (Iberdrola), a corporation organized under the laws of Spain. NYSEG is principally engaged in the purchase, transmission, distribution and sale of electricity and natural gas in upstate New York, providing service to approximately 920,000 electricity and 272,000 natural gas customers including the cities of Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. We are regulated by the Commission and the FERC. NYSEG operates 43,314 miles of electric distribution lines and 4,548 miles of electric transmission lines, as well as 430 substations to deliver over 15,000,000 MWh of electricity annually. NYSEG also operates 8,527 miles of natural gas distribution pipelines and 20 miles of gas transmission pipelines delivering 52,445,000 DTh annually.

Networks also owns The Berkshire Gas Company, Central Maine Power Company, Connecticut Natural Gas Corporation, Maine Natural Gas Corporation, Rochester Gas and Electric Corporation, The Southern Connecticut Gas Company and The United Illuminating Company. As of June 30, 2024, NYSEG’s electric customers included approximately 793,000 residences, 125,000 commercial firms and 2,600 industrials, municipalities and other electric utilities.

NYSEG, acting as the initial servicer, and any successor servicer, referred to in this prospectus as the servicer, will service the recovery property under a servicing agreement with the issuing entity. Please read “The Depositor, Seller, Initial Servicer and Sponsor” and “The Servicing Agreement” in this prospectus.

NYSEG’s Address and Telephone Number:	180 S. Clinton Avenue, 5th Floor Rochester, NY 14607 (207) 629-1190

Trustee:

U.S. Bank Trust Company, National Association, will act as trustee under a new indenture to be entered into pursuant to which the recovery bonds will be issued (the “indenture”). Please read “The Trustee” in this prospectus for a description of the trustee’s duties and responsibilities under the indenture.

Purpose of Transaction:

This issuance of the recovery bonds will enable NYSEG to finance all approved recovery costs, plus upfront financing costs that are eligible for recovery under the Securitization Law. Please read “The Recovery Property and the Securitization Law” and “NYSEG’s Financing Order” in this prospectus.

Transaction Overview:

The Securitization Law allows for the recovery of approved recovery costs by utility corporations incurred in connection with the restoration of service and infrastructure associated with electric power outages affecting customers as a result of one or more storms through the issuance of the recovery bonds. The Securitization Law establishes a process to obtain a financing order through which the Commission is allowed to authorize a utility corporation (or its successors) to impose, bill and collect from its existing and future electric customers a nonbypassable, recovery charge to recover recovery costs and financing costs. The amount and terms for collections of these recovery charges are governed by the financing order issued by the Commission. The Securitization Law permits a utility corporation to transfer its rights, title and interests under a financing order, including the right to impose, bill and collect recovery charges, to a special purpose entity formed by the utility corporation to issue recovery bonds secured by the right to receive revenues arising from the recovery charges. The recovery property shall be created by operation of law upon the issuance of the recovery bonds.

The Commission has issued a financing order to NYSEG enabling NYSEG to recover approximately $680 million of approved recovery costs, plus upfront financing costs that are eligible for recovery under the Securitization Law. References in this prospectus to the “financing order,” unless the context indicates otherwise, mean the financing order issued by the Commission on December 19, 2024. Please read “NYSEG’s Financing Order” in this prospectus for a more comprehensive description of the financing order and related proceedings and for a description of the recovery costs authorized in the financing order, which the depositor refers to in this prospectus as “recovery costs.”

The primary transactions underlying the offering of the recovery bonds are as follows:

•  NYSEG will sell recovery property to the issuing entity in exchange for the net proceeds from the sale of the recovery bonds;

•  the issuing entity will sell the recovery bonds, which will be secured primarily by the recovery property, to the underwriters; and

•  NYSEG will act as the initial servicer of the recovery property.

The recovery bonds are not obligations of the trustee, the issuing entity’s managers, NYSEG, Avangrid or any of their respective affiliates other than the issuing entity. The recovery bonds are not a debt or general obligation of the State of New York or any of its political subdivisions, agencies, or instrumentalities and are not a charge on their full faith and credit. The recovery bonds shall not, directly or indirectly or contingently, obligate the State of New York or any agency, political subdivision, or instrumentality of the State of New York to levy any tax or make any appropriation for payment of the recovery bonds, other than for paying recovery charges in their capacity as a customer.

Diagram of Transaction:	The following diagram represents a general summary of the structure of the recovery bonds offered, flow of funds and relationships among the parties:

Flow of Funds:	The following chart represents a general summary of the flow of funds:

Recovery Property, Recovery Charges and the True-Up Mechanism:

In general terms, all of the rights, title and interests of NYSEG under the financing order that are to be transferred to the issuing entity pursuant to the sale agreement are referred to in this prospectus as the “recovery property.” The recovery property consists of all of the rights, title and interests established under the financing order in connection with the issuance of the recovery bonds, including (i) the right and interests of NYSEG to impose, bill and collect the recovery charges authorized under the financing order, including all rights to obtain adjustments of such charges as authorized by provisions of the Securitization Law and the financing order, and (ii) all revenues, collections, claims, payments, money, or proceeds of or arising from the recovery charges or constituting recovery charges, regardless of whether such revenues, collections, claims, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, claims, , payments, money, or proceeds. The recovery property constitutes a vested, presently existing, property right which will be created by the financing order pursuant to the Securitization Law and is protected by the State Pledge in the Securitization Law described below.

Non-bypassable means that the issuing entity will be entitled to collect recovery charges from all existing and future customers receiving electric transmission or distribution services, or both, from NYSEG or its successors or assignees within the service area under Commission-approved rate schedules or special contracts. As of the date of this prospectus, NYSEG does not have any customers receiving service under special contracts. Customers can only avoid the obligation to pay recovery charges if they move out of NYSEG’s service area or terminate all service. Please read “The Recovery Property and the Securitization Law— The Financing Order and the Recovery Property” and “NYSEG’s Financing Order—Recovery Charges—The Financing Order Approves the Methodology used to Calculate the Recovery Charges” in this prospectus.

The financing order approves the methodology by which the recovery charges will initially be calculated and adjusted from time to time by the servicer pursuant to the true-up mechanism outlined in the financing order and the issuance advice letter submitted to the Commission as described below. Pursuant to the financing order, the recovery charge will be assessed on a per kWh basis for non-demand customers, on a per kW basis for demand billed customers and on an on-peak, as-used demand basis for standby service and optional demand service customers. Please read “NYSEG’s Financing Order—Recovery Charges—The Financing Order Approves the Methodology used to Calculate the Fixed Recovery Charges” in this prospectus.

The true-up mechanism is designed to correct for any overcollection or under-collection of recovery charges and to provide for timely payment of scheduled principal of and interest on the recovery bonds, the payment and recovery of all other ongoing financing costs and, to the extent required, replenishment of the capital subaccount.

The servicer may make a true-up adjustment to adjust the recovery charges to ensure the recovery of revenues are sufficient to provide for the timely payment of the periodic payment requirement. True-up adjustments will be made on a semi-annual basis (and beginning 12 months prior to the scheduled final payment date of the latest maturing tranche of bonds, on a quarterly basis) and, if necessary if the servicer forecasts undercollections, on, a more frequent basis.

The servicer will file with the Commission each true-up adjustment to the recovery charge not less than 5 days prior to the effective date of the adjustment and such adjustment shall automatically become effective on the effective date set forth in the filing. The Commission’s review of any adjustment pursuant to the true-up mechanism will be limited to mathematical or clerical errors and any such errors discovered in such review shall be addressed in a subsequent true-up adjustment filing.

There is no “cap” on the level of recovery charges that may be imposed on customers in order to timely pay scheduled principal and interest on the recovery bonds and other ongoing financing costs.

The Collateral:

The recovery bonds are secured only by the collateral. The collateral includes:

•  the recovery property that will be created under and pursuant to the financing order and the Securitization Law and transferred by NYSEG to the issuing entity pursuant to the sale agreement including, to the fullest extent permitted by law, the right, title, and interest of the issuing entity in and to:

•  the recovery charges established pursuant to the financing order, as approved by the Commission and adjusted from time to time in accordance with the financing order;

•  all revenues, collections, claims, payments, money, or proceeds of or arising from the recovery charges or constituting recovery charges that are the subject of the financing order, regardless of whether such revenues, collections, claims, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, claims, payments, money, or proceeds; and

•  in and to all rights to obtain periodic adjustments to the recovery charges pursuant to the terms of the financing order;

•  all recovery charges related to the recovery property;

•  the sale agreement and all property and interests in property transferred to the issuing entity under the sale agreement with respect to the recovery property and the recovery bonds;

•  the Servicing Agreement, the Administration Agreement and any subservicing, agency, intercreditor, administration or collection agreements executed in connection therewith, if any, to the extent related to the foregoing recovery property and the recovery bonds;

•  the collection account, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•  all rights to compel the servicer to file for and obtain adjustments to the recovery charges in accordance with subsection (f) of subsection 5 of Section 3 of the Securitization Law, the financing order or the tariff filed in connection therewith;

•  all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing; and

•  all payments on or under, and all proceeds in respect of, any or all of the foregoing with respect to the recovery bonds.

The subaccounts consist of a capital subaccount, which will be funded at closing in the amount of 0.50% of the initial aggregate principal amount of the recovery bonds, a general subaccount, into which the servicer will deposit all recovery charge collections, and an excess funds subaccount, into which the issuing entity will transfer any amounts collected and remaining on a payment date after all payments to bondholders and other parties have been made. Amounts on deposit in each of these subaccounts will be available to make payments on the recovery bonds on each payment date. For a description of the recovery property, please read “The Recovery Property and the Securitization Law” in this prospectus.

State Pledge:

Under the Securitization Law, the State of New York pledges (the “State Pledge”) with holders of the recovery bonds, any assignees, and all other financing parties that the State of New York will not: in any way take or permit any action that limits, alters or impairs the value of recovery property or, except as required by the true-up mechanism, reduce, alter or impair the recovery charges that are imposed, collected and remitted for the benefit of the owners of the recovery bonds, any assignee, and all financing parties, until all principal and interest in respect of the recovery bonds, all other ongoing financing costs and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid or performed in full.

Initial Recovery Charge as a Percentage of Customer’s Bill:

The initial recovery charge for the recovery bonds offered hereby is expected to represent on an annualized basis approximately  % of the total electric bill, received by a  kWh non-demand, residential customer of NYSEG, based on rates as of     .

Payment Dates:	Semi-annually, on and , and on the scheduled final payment date or final maturity date. The first scheduled payment date is .

Interest Rates:	Interest is due on each payment date. Interest will accrue on a 30/360 basis at the interest rate specified in the table below:

Tranche	Interest Rate
A-1
A-2
A-3

Principal Payments and Record Dates and Payment Sources:

If any payment date is not a business day, payments scheduled to be made on such date may be made on the next succeeding business day and no interest shall accrue upon such payment during the intervening period.

The issuing entity will pay interest on each tranche of the recovery bonds before the issuing entity will pay the principal of recovery bonds. Please read “Description of the Recovery Bonds—Principal Payments” in this prospectus. If there is a shortfall in the amounts available in the collection account to make interest payments, the trustee will distribute interest pro rata to each tranche of recovery bonds based on the amount of interest payable on each outstanding tranche.

The issuing entity will be scheduled to make payments of principal on each payment date in accordance with the expected sinking fund schedule included in this prospectus.

Principal for each tranche is due upon the final maturity date of the related tranche. Failure to pay the entire outstanding principal amount of the related tranche by the final maturity date will result in an event of default.

Failure to pay a scheduled principal payment on any payment date or the entire outstanding amount of the recovery bonds of any tranche by the scheduled final payment date of such tranche will not result in a default. The failure to pay the entire outstanding principal balance of the recovery bonds of any tranche will result in a default only if such payment has not been made by the final maturity date for such tranche.

If there is a shortfall in the amounts available to make principal payments on the recovery bonds that are due and payable at a tranche’s final maturity date or upon an acceleration following an event of default, the trustee will distribute principal from the collection account pro rata to each tranche of the recovery bonds based on the principal amount then due and payable. If on any payment date there is a shortfall in the amounts available to make principal payments on the recovery bonds that are scheduled to be paid, and if more than one tranche is scheduled to be paid on such payment date, the trustee will distribute principal from the collection account sequentially in the numerical order of such tranches.

Weighted Average Life:	Tranche		Expected Weighted Average Life (years)

A-1

A-2

A-3

Scheduled Final Payment Date and Final Maturity Date:	The scheduled final payment dates and final maturity dates of each tranche of recovery bonds will be as set forth in the table below:

	Tranche	Scheduled Final Payment Date	Final Maturity Date

A-1

A-2

A-3

Optional Redemption:	None. Non-call for the life of the recovery bonds.

Mandatory Redemption:	None. The issuing entity is not required to redeem the recovery bonds at any time prior to maturity.

Priority of Payments:

On each payment date for the recovery bonds (or any other date as directed by the servicer with respect to ongoing financing costs in clause (4) below, payable prior to the next payment date), the trustee will, with respect to the recovery bonds, pay or allocate, solely at the written direction of the servicer, all amounts on deposit in the general subaccount of the collection account (including investment earnings thereon) in the following order of priority:

1.  amounts owed by the issuing entity to the trustee, the trustee’s fees, expenses and any outstanding indemnity amounts not to exceed $200,000 per annum (the “Trustee Cap”); provided, however, that the Trustee Cap shall be disregarded and inapplicable upon the acceleration of the recovery bonds following the occurrence of an event of default;

2.  the servicing fee and any unpaid servicing fees from prior payment dates to the servicer;

3.  the administration fee and the fees owed to the issuing entity’s independent manager;

4.  all of the issuing entity’s other ordinary periodic ongoing financing costs relating to the recovery bonds, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the administrator under the administration agreement and of the servicer under the servicing agreement;

5.  interest then due on the recovery bonds, including any past-due interest;

6.  payment of the principal then required to be paid on a tranche of the recovery bonds at final maturity for such tranche or as a result of an acceleration upon an event of default;

7.  payment of the principal then scheduled to be paid on a tranche of the recovery bonds in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal;

8.  any remaining unpaid fees, expenses and indemnity amounts owed to the trustee;

9.  any other unpaid ongoing financing costs relating to the recovery bonds and any remaining amounts owed pursuant to the basic documents;

10.  replenishment of any amounts drawn from the capital subaccount;

11.  provided that no event of default has occurred and is continuing, release to NYSEG an amount representing a return on capital of its capital contribution calculated at its weighted average cost of capital, currently 8.08% per annum but which shall be adjusted from time to time as a result of changes authorized by the Commission in future rate cases;

12.  the remainder, if any, to the excess funds subaccount for distribution on subsequent payment dates; and

13.  after principal of and premium, if any, and interest on all recovery bonds and all of the other foregoing amounts have been paid in full, the balance (including all amounts then held in the capital subaccount and the excess funds subaccount), if any, shall be paid to NYSEG free and clear from the lien of the indenture and the series supplement and credited to customers through normal ratemaking processes, other than amounts on deposit in the capital subaccount, which shall be paid to NYSEG.

The annual servicing fee for the recovery bonds in clause (2) above payable to NYSEG while it is acting as servicer shall be $355,300 (0.05% of the initial aggregate principal amount of the recovery bonds) per annum, plus reasonable out-of-pocket expenses (e.g., legal, accounting fees). The annual servicing fee for the recovery bonds payable to any other servicer not affiliated with NYSEG must not at any time exceed 0.60% of the original principal amount of the recovery bonds plus reasonable out-of-pocket expenses. The annual administration fee in clause (3) above will be $62,500 per annum plus all reasonable out-of-pocket expenses incurred by the administrator in connection with the performance of its obligations under the administration agreement (but, for the avoidance of doubt, excluding any such costs and expenses incurred by NYSEG in its capacity as servicer), to the extent that such costs and expenses are supported by invoices or other customary documentation and are reasonably allocated to the issuing entity (“reimbursable expenses”). There are no limits on the amount of out-of-pocket or reimbursable expenses under the servicing agreement and the administration agreement described above. Please read “NYSEG’s Financing Order—Issuance Advice Letter” and “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated” in this prospectus.

Issuance of Additional Recovery Bonds:

Although not currently permitted under the Securitization Law, NYSEG may, if the need arises, seek new legislation and approval from the Commission to issue securities similar to the recovery bonds secured by non-bypassable charges similar to the recovery charges to recover costs that are eligible to be financed under the Securitization Law or other legislation similar to the Securitization Law, and have been authorized by the Commission. Such similar securities are referred to as “additional recovery bonds.”

Any additional recovery bonds would be secured by separate property created by a separate financing order or orders. NYSEG has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution and delivery of an intercreditor agreement are conditions precedent to the sale of property consisting of non-bypassable charges payable by customers comparable to the recovery property sold by NYSEG pursuant to the sale agreement. Please read “Risk Factors—Other Risks Associated with an Investment in the recovery bonds—NYSEG has caused, and may cause, the issuance of additional recovery bonds secured by additional recovery property that includes a non-bypassable charge on customers, which may cause a delay in the payment of the recovery bonds and potential conflicts of interest among bondholders”, “Security for the Recovery Bonds—Intercreditor Agreement” and “Sale Agreement—Covenants of the Seller” in this prospectus.

The financing order requires that, if any amounts collected by the servicer represent partial payments of the total bill to a customer, such partial payment shall be applied to all charges on the customer’s bill, including without limitation all recovery charges, other similar securitization charges and other billed amounts on a pro rata basis consistent with NYSEG’s current process for allocating partial payments. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

Credit Enhancement:

Credit enhancement for the recovery bonds, which is intended to protect you against losses or delays in scheduled payments on the recovery bonds, consists of the following:

•  The Commission will approve adjustments to the recovery charges, but only upon petition of the servicer, to make up for any shortfall, due to any reason, or reduce any excess in collected recovery charges. The issuing entity will sometimes refer to these adjustments as the “true-up adjustments” or the “true-up mechanism.” These adjustments will be made at least semi-annually (and at least quarterly beginning 12 months prior to the scheduled final recovery bond payment date of the latest maturing tranche of the recovery bonds), and if determined necessary by the servicer, more frequently, to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service, the payment and recovery of all other ongoing financing costs and, to the extent required, replenishment of the capital subaccount. Please read “NYSEG’s Financing Order—Recovery Charges” in this prospectus.

•  Collection Account—Under the indenture, the trustee will hold a collection account for the recovery bonds, divided into various subaccounts. The primary subaccounts for credit enhancement purposes are:

•  the general subaccount—the trustee will deposit into the general subaccount all recovery charge collections remitted to it by the servicer;

•  the capital subaccount—NYSEG will deposit an amount equal to 0.50% of the recovery bonds principal amount issued into the capital subaccount on the date of issuance of the recovery bonds; and

•  the excess funds subaccount—any excess amount of collected recovery charges and investment earnings will be held in the excess funds subaccount

Reports to Bondholders:

Pursuant to the indenture, the trustee will make available on its website (currently located at     ) made available electronically to the holders of record of the recovery bonds regular reports prepared by the servicer containing information concerning, among other things, the issuing entity and the collateral. Unless and until the recovery bonds are issued in definitive certificated form, the reports will be made available electronically to The Depository Trust Company and to the beneficial owners of the recovery bonds. These reports will not be examined and reported upon by an independent public accountant. In addition, no independent public accountant will provide an opinion thereon. Please read “Description of the Recovery Bonds—Reports to Bondholders” in this prospectus.

Servicing Compensation:

The issuing entity will pay the servicer on each payment date the servicing fee with respect to the recovery bonds. As long as NYSEG or any affiliated entity acts as servicer, this fee will be 0.05% of the initial aggregate principal amount of the recovery bonds per annum, plus reasonable out-of-pocket expenses. The annual servicing fee for the recovery bonds payable to any other servicer not affiliated with NYSEG shall not exceed 0.60% of the original principal amount of the recovery bonds, plus reasonable out-of-pocket expenses. In no event will the trustee be liable for any servicing fee in its individual capacity.

U.S. Federal Income Tax Status:

In the opinion of Hunton Andrews Kurth LLP (“Hunton”) counsel to the issuing entity and to NYSEG, solely for U.S. federal income tax purposes, (1) the issuance of the recovery bonds will be a “qualifying securitization” within the meaning of Revenue Procedure 2005-62, 2005-2 C.B. 507 (“Revenue Procedure 2005-62”), as modified by Revenue Procedure 2024-15, 2024-12 I.R.B. 717 (“Revenue Procedure 2024-15”) (as modified, the “Revenue Procedure”), (2) the recovery bonds will be characterized as obligations of NYSEG as expressly set forth in Section 6.02 of Revenue Procedure 2005-62, (3) the issuing entity will not be treated as a taxable entity separate and apart from NYSEG (the issuing entity’s sole member), and (4) NYSEG will not be treated as recognizing gross income upon the issuance of the recovery bonds. If you purchase a beneficial interest in any recovery bond, you agree by your purchase to treat the recovery bonds as debt of NSYEG (the issuing entity’s sole member) for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

ERISA Considerations:

Employee benefit plans, plans and other entities that are subject to ERISA, Section 4975 of the Internal Revenue Code or similar law and investors acting on behalf of, or using assets of, such employee benefit plans, plans or entities may acquire the recovery bonds subject to specified conditions. The acquisition, holding or disposition of the recovery bonds could be treated as a direct or indirect non-exempt prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code, or in the case of an employee benefit plan, plan or entity subject to similar law, could be treated as a direct or indirect violation of similar law. Accordingly, by acquiring the recovery bonds, each investor that is, or is acting on behalf of, or using assets of, such an employee benefit plan, plan or entity subject to ERISA, Section 4975 of the Internal Revenue Code or similar law will be deemed to certify that the acquisition, holding and subsequent disposition of the recovery bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or, in the case of an employee benefit plan, plan or entity that is subject to similar law, will not constitute or result in a violation of similar law. Please read “ERISA Considerations” in this prospectus.

Credit Ratings:

The issuing entity expects the recovery bonds will receive credit ratings from at least 2 nationally recognized statistical rating organizations. Please read “Ratings for the Recovery Bonds” in this prospectus.

Use of Proceeds:

Proceeds will be used to pay expenses of issuance and to purchase the recovery property from NYSEG. In accordance with the financing order, NYSEG will use the proceeds it receives from the sale of the recovery property to recover the approved recovery costs (including for the repayment of short-term intercompany borrowings and for general corporate purposes) incurred by NYSEG, plus upfront financing costs approved in the financing order. Please read “Use of Proceeds” in this prospectus.

1940 Act Registration:

The issuing entity will be relying on an exclusion from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”) contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity will be structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

Credit Risk Retention:

The recovery bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Securities Exchange Act of 1934 or the Exchange Act due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act or Regulation RR. For information regarding the requirements of the European Union Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the recovery bonds— Regulatory provisions affecting certain investors could adversely affect the price and liquidity of the recovery bonds” in this prospectus.

Minimum Denomination:	$2,000, or integral multiples of $1,000 in excess thereof, except for one recovery bond of each tranche which may be of a smaller denomination.

Expected Settlement:	On or about , 2025, settling flat. DTC, Clearstream and Euroclear.

SUMMARY OF RISK FACTORS

Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the recovery bonds. These risks can affect the timing or ultimate payment of the recovery bonds and value of your security. A description of such risk factors in greater details follows this summary.

Limited Source of Payment for the Recovery Bonds: The only source of funds for the recovery bonds is the recovery property and the other limited moneys held by the trustee. At the time of issuance of the recovery bonds, the issuing entity will have no other assets and the recovery bonds are non-recourse to NYSEG. Therefore, the sources for repayment of the recovery bonds are limited. You must rely for payment of the recovery bonds solely upon the Securitization Law, state and federal constitutional rights to enforcement of the provisions of the Securitization Law, the irrevocable financing order, collections of the recovery charges and funds on deposit in the related accounts held by the trustee.

Risks Associated with Potential Judicial, Legislative or Regulatory Actions: The recovery property is an asset created under the Securitization Law and through regulatory proceedings at the Commission. The Securitization Law may be challenged in court. This is the first issuance of recovery bonds under the Securitization Law.

The New York legislature may attempt to amend the Securitization Law, which could potentially impair the value of the recovery property. Further, NYSEG may fail or be unsuccessful in challenging such actions. Neither the issuing entity nor NYSEG will indemnify you for any changes of law, whether as a result of constitutional amendment, legislative enactment, any regulatory or administrative action or any judicial proceedings.

In addition, the Commission retains the power to adopt, revise or rescind rules or regulations affecting NYSEG and may attempt to take actions which could potentially impair the value of the recovery property. Also, true-up adjustment submissions made with the Commission may be challenged before the Commission or in court, resulting in delays in implementation of the true-up adjustment. Additionally, subject to any required Commission approval, NYSEG may establish billing, collection and posting arrangements with customers which could impact the timing and amount of customer payments.

Servicing Forecasting and Related Servicing Risks: The collection of recovery charges on a timely and sufficient basis depends upon the ability of the servicer to accurately forecast customer usage. If the servicer inaccurately forecasts consumption or underestimates customer delinquencies or write-offs for any reason, there could be a shortfall or material delay in recovery charge collections. The issuance of the recovery bonds will mark the first instance of NYSEG acting as a servicer for recovery bonds. Factors which might cause inaccurate projections of usage or customer delinquencies or write-offs, include unanticipated weather conditions, Commission rules limiting shut off rights to customers or collections from low income customers, rolling blackouts due to capacity constraints, cyber-attacks on NYSEG infrastructure, general economic conditions, natural or man-made disasters. NYSEG’s ability to collect recovery charges from customers may also be impacted by some of these same factors.

It may be difficult for the issuing entity to find a replacement servicer should NYSEG default in its obligations. Assuming the issuing entity can obtain a successor servicer, the successor servicer may be less effective in servicing the charges, potentially resulting in delay in collections, which might reduce the value of your investment.

Risks Associated with the Unusual Nature of Recovery Property: The unusual nature of the recovery property makes it unlikely that, in the event of a default, the recovery property could be sold. Although the recovery bonds may be accelerated in the event of a default, as a practical matter, the recovery charges would likely not be accelerated.

Natural Disaster-Related Risk: Severe weather events and other natural disasters, including, floods, hail, tornados, wildfire, wind gusts, ice and snow storms, hurricanes and other natural disasters as well as chronic risks such as drought, heat stress and sea level rises, could result in severe business disruptions, power outages, bodily injury and property damage or affect the availability of fuel and water, and significant additional costs to NYSEG. Transmission and/or distribution and generation facilities could be damaged or destroyed and usage of electricity could be interrupted temporarily, reducing the collections of recovery charges or otherwise impacting NYSEG’s ability to service the recovery property. As a portion of the recovery charge is a consumption-based charge, any unexpected failure to deliver electricity may impact the collection of recovery charges. Further, there could be longer-lasting weather-related adverse effects on residential and commercial development and economic activity among NYSEG’s customers. As a consequence of and in response to these severe events, legislative action adverse to the bondholders might be taken, and such legislation, if challenged as a violation of the State Pledge, might be defended on the basis of public necessity.

Risks Associated with Potential Bankruptcy of the Seller or the Servicer: In the event of a bankruptcy by NYSEG, you may experience a delay in payment or a default on payment of the recovery bonds due to various factors, including the comingling of recovery charges with other revenue of the servicer, a challenge to the characterization of the sale of the recovery property as a financing transaction, an effort to substantively consolidate the issuing entity’s assets and liabilities with those of NYSEG, a characterization of recovery charge payments to the trustee as preferential transfers, the treatment of the issuing entity’s claims against the seller as unsecured claims and a general limitation on the remedies available in a bankruptcy, including the risk of an automatic stay.

Other Risks Associated with an Investment in the recovery bonds: Other risks associated with the purchase of the recovery bonds include the inadequacy of any indemnification obligations provided by the seller, the impact of a change of ratings or the issuance of an unsolicited rating, the absence of a secondary market for the recovery bonds, the issuance of additional recovery bonds or similar instruments creating greater burdens on the same customers, regulatory actions affecting certain investors and losses on investments held by the trustee.

RISK FACTORS

Please carefully consider all the information the depositor has included or incorporated by reference in this prospectus, including the risks described below and the statements contained under the heading “Cautionary Statement Regarding Forward-Looking Information” in this prospectus before deciding whether to invest in the recovery bonds.

You may experience material payment delays or incur a loss on your investment in the recovery bonds because the source of funds for payment is limited.

The only source of funds for payment of the recovery bonds will be the collateral, which consists of:

•

the recovery property securing the recovery bonds, including the right to impose, bill and collect related recovery charges and the issuing entity’s rights under the financing order to the true-up mechanism;

•	the funds on deposit in the accounts for the recovery bonds held by the trustee; and

•	the issuing entity’s rights under various contracts the issuing entity describes in this prospectus.

The recovery bonds will not be insured or guaranteed by NYSEG, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, Avangrid, any of their respective affiliates, the trustee or any other person or entity. The recovery bonds will be nonrecourse obligations, secured only by the collateral. Delays in payment on the recovery bonds might result in a reduction in the market value of the recovery bonds and, therefore, the value of your investment in the recovery bonds.

Thus, you must rely for payment of the recovery bonds solely upon the Securitization Law, state and federal constitutional rights to enforcement of the Securitization Law, the irrevocable financing order, collections of the recovery charges and funds on deposit in the related accounts held by the trustee. If these amounts are not sufficient to make payments or there are delays in recoveries, you may experience material payment delays or incur a loss on your investment in the recovery bonds. The issuing entity’s organizational documents will restrict the issuing entity’s right to acquire other assets unrelated to the transactions described in this prospectus. Please read “NYSEG Storm Funding, LLC, The Issuing Entity” in this prospectus.

RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE OR REGULATORY ACTIONS

The issuing entity will not be obligated to indemnify you for changes in law.

Neither the issuing entity nor NYSEG will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Securitization Law, that may affect the value of your recovery bonds. NYSEG will agree in the sale agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Securitization Law that would be materially adverse to the issuing entity, the trustee or bondholders. However, NYSEG may not be able to take such action and, if NYSEG does take action, such action may not be successful. Although NYSEG or any successor seller might be required to indemnify the issuing entity if legal action based on the law in effect at the time of the issuance of the recovery bonds invalidates the recovery property, such indemnification obligations do not apply for any changes in law after the date the recovery bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment, any regulatory or administrative action or any final and non-appealable judicial decision. Please read “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

Future judicial action could reduce the value of your investment in the recovery bonds.

The recovery property will be created pursuant to the Securitization Law, the financing order and the issuance advice letter relating to the recovery bonds. The Securitization Law initially became effective on August 14, 2024. NYSEG, and its affiliate Rochester Gas and Electric Corporation, are expected to be the first utilities to issue recovery bonds under the Securitization Law. Please read “NYSEG’s Financing Order.”

New York and other states have passed laws permitting the securitization of utility corporation costs similar to the Securitization Law, such as costs associated with the deregulation of the electric market, abandoned generation, environmental control and storm recovery. Some of the laws in other states have been challenged by judicial actions or in utility commission proceedings. To date, none of these challenges has succeeded, but future challenges might ensue. An unfavorable decision regarding another state’s law would not automatically invalidate the Securitization Law or the financing order, but it might provoke a challenge to the Securitization Law, establish a non-binding legal precedent for a successful challenge to the Securitization Law or heighten awareness of the political and other risks of the recovery bonds, and in that way may limit their liquidity and value. Therefore, legal activity in other states may indirectly affect the value of your investment in the recovery bonds.

Future New York State legislative action might attempt to reduce the value of your investment in the recovery bonds.

In the Securitization Law, the State has pledged (the “State Pledge”) to holders, any assignees, and all other financing parties that the State of New York will not: in any way take or permit any action that limits, alters or impairs the value of recovery property or, except as required by the true-up mechanism, reduce, alter or impair the recovery charges that are imposed, collected and remitted for the benefit of the owners of the recovery bonds, any assignee, and all financing parties, until all principal and interest in respect of the recovery bonds, all other financing costs and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid or performed in full. Please read “The Recovery Property and the Securitization Law—The Financing Order and the Recovery Property— State Pledge” in this prospectus. However, the Securitization Law further provides that nothing therein precludes limitation or alteration if and when full compensation, including full cost recovery, is made for the full protection of the recovery charges collected pursuant to the financing order and the full protection of the bondholders and any assignee or financing party. It is unclear how “full compensation” would be “made for the full protection” of holders of recovery bonds by the State if such limitation or alteration were attempted. Accordingly, that full protection could conceivably have an adverse effect on the market value of the recovery bonds or the timing of receipt of payments with respect to the recovery bonds.

As of the date of this prospectus, the depositor is not aware of any pending New York legislation that would materially and adversely affect any of the provisions of the Securitization Law. Nevertheless, the depositor cannot assure you that a repeal or amendment of the Securitization Law will not be adopted or sought by the New York legislature or that any action or refusal to act by the State of New York will not occur, any of which may constitute a violation of the State Pledge with the holders. If a violation of the State Pledge occurs, costly and time-consuming litigation might ensue. Any litigation might materially and adversely affect the price of the recovery bonds and your ability to resell the recovery bonds and might delay the timing of payments on the recovery bonds. Moreover, given the lack of controlling precedent directly addressing the recovery bonds and the State Pledge, the depositor cannot predict the outcome of any litigation with certainty. Accordingly, such litigation could result in delays in receipt of payments on the recovery bonds or losses on your investment in the recovery bonds.

The Commission might attempt to take actions that could reduce the value of your investment in the recovery bonds.

The Securitization Law provides that a financing order will be irrevocable and that, except for changes made pursuant to the true-up adjustment, the Commission may not amend, modify or terminate a financing order by any subsequent action or reduce, impair, postpone, terminate or otherwise adjust the recovery charges approved in a financing order. However, the Commission retains the power to adopt, revise or rescind rules or regulations affecting NYSEG.

The servicer is required to submit to the Commission, on the issuing entity’s behalf, certain adjustments of the recovery charges. Please read “NYSEG’s Financing Order—Recovery Charges—The Financing Order Requires the Servicer to Periodically ‘True-Up’ the Recovery Charge” and “The Servicing Agreement— True-Up Adjustment Submissions” in this prospectus. Challenges to or delays in the true-up process might adversely affect the market perception and valuation of the recovery bonds. Also, any litigation might not only be costly and time-consuming, but also materially interrupt recovery charge collections due to delayed implementation of true-up adjustments and might result in missing payments or payment delays and lengthened weighted-average lives of the recovery bonds.

The servicer may not fulfill its obligations to act on behalf of the bondholders to protect bondholders from actions by the Commission or the State of New York, or the servicer may be unsuccessful in any such attempt.

The servicer will agree in the servicing agreement to take any action or proceeding necessary to compel performance by the Commission and the State of New York of any of their obligations or duties under the Securitization Law or the financing order, including any actions reasonably necessary to block or overturn attempts to cause a repeal or modification of the Securitization Law or the financing order. The servicer, however, may not be able to take those actions for a number of reasons, including legal or regulatory restrictions, financial constraints and practical difficulties in challenging any such legislative enactment or constitutional amendment. Additionally, any action the servicer is able to take may not be successful. Any such failure to perform the servicer’s obligations or to successfully compel performance by the Commission or the State of New York could negatively affect bondholders’ rights and result in a loss of their investment.

It may be difficult to accurately estimate and collect recovery charges from customers who self-generate and who disconnect from NYSEG’s grid.

Broader use of distributed generation by consumers may result from customers’ changing perceptions of the merits of utilizing existing power generation technology, tax or other economic incentives or from technological developments resulting in smaller-scale, more fuel efficient, more environmentally friendly and/or more cost effective distributed generation. Moreover, an increase in distributed generation may result if extreme weather conditions result in shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. More widespread use of distributed generation, particularly battery storage, might allow greater numbers of customers to reduce or eliminate their payment of recovery charges causing recovery charges to remaining customers to increase.

SERVICING FORECASTING RISKS

Inaccurate consumption or collection forecasting might reduce scheduled payments on the recovery bonds.

The recovery charges are calculated based on forecasted customer usage. The amount and the rate of recovery charge collections will depend in part on actual electricity consumption and the timing of collections and write-offs. The financing order approves the methodology by which the recovery charges will be calculated and adjusted from time to time by the servicer pursuant to compliance tariff statements implementing true-up adjustments submitted to the Commission as described below. Pursuant to the financing order, the recovery charge will be assessed on a per kWh basis for non-demand customers, on a per kW basis for demand billed customers and on an on-peak, as-used demand basis for standby service and optional demand service customers. If the servicer inaccurately forecasts either electricity consumption or underestimates customer delinquency or write-offs when setting or adjusting the recovery charge, there could be a shortfall or material delay in recovery charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the recovery bonds. Please read “NYSEG’s Financing Order—Recovery Charges—The Financing Order Approves the Methodology used to Calculate the Recovery Charges” and “The Servicing Agreement— True-Up Adjustment Submissions” in this prospectus.

Inaccurate forecasting of electricity consumption or inaccurate collection forecasting by the servicer might result from, among other things:

•

Inaccurate forecasting of delinquencies or write-offs by the servicer could result from an unexpected change in law or regulation that makes it more difficult for NYSEG or a successor distribution company to terminate service to nonpaying customers, or that requires NYSEG or a successor to apply more lenient credit standards for customers;

•	unanticipated weather or economic conditions, resulting in less electricity consumption than forecast;

•	general economic conditions causing customers to migrate from NYSEG’s service area or reduce their electricity consumption;

•	the occurrence of a natural disaster, or an act of war or terrorism, or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing electricity consumption;

•	unanticipated changes in the market structure of the electric industry;

•	large customers unexpectedly ceasing business or departing NYSEG’s service area;

•	dramatic and unexpected changes in energy prices resulting in decreased electricity consumption;

•

customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts or unanticipated increases in electric consumption efficiency or changes due to distributed generation, net metering (the financing order requires net metered customers to pay recovery charges only on net metered amounts during the month), and co-generation or other disruptive technologies that are difficult to accurately predict and, therefore, could be sources of forecast variances; or

•	other differences or changes in forecasting methodology.

Under the financing order, net metered customers will pay the recovery charge based on net metered amounts, calculated by month, based on the amount by which energy consumed by such customer exceeded the energy produced by such customer. If a customer generates more energy than it consumes during a monthly period, the customer will not owe for the recovery charge but additionally will not receive a credit for the recovery charge.

Your investment in the recovery bonds depends on NYSEG or its successor or assignee, acting as servicer of the recovery property.

NYSEG, as servicer, will be responsible for, among other things, calculating, billing and collecting the recovery charges from customers, submitting requests to the Commission to adjust these charges, monitoring the collateral for the recovery bonds and taking certain actions in the event of non-payment by customers. NYSEG has no prior experience acting as a servicer for recovery bonds. The trustee’s receipt of collections in respect of the recovery charges, which will be used to make payments on the recovery bonds, will depend in part on the skill and diligence of the servicer in performing these functions. If the servicer fails to make collections for any reason, then the servicer’s payments to the trustee in respect of the recovery charges might be delayed or reduced. In that event, the issuing entity’s payments on the recovery bonds might be delayed or reduced.

If the issuing entity replaces NYSEG as the servicer, the issuing entity may experience difficulties finding and using a replacement servicer.

If NYSEG ceases to service the recovery property related to the recovery bonds, it might be difficult to find a successor servicer. Also, any successor servicer might have less experience and ability than NYSEG and might experience difficulties in collecting recovery charges and determining appropriate adjustments to the recovery charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor servicer might not be willing to perform except for fees higher than those approved by the Commission pursuant to the financing order and might charge fees that are substantially higher than the fees paid to NYSEG as servicer, though they are permitted under the financing order. Although a true-up adjustment would be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of a true-up adjustment to adjust for that increase that might adversely affect distributions to bondholders. In the event of the commencement of a case by or against the servicer under Title 11 of the United States Code, as amended, of the Bankruptcy Code, or similar laws, the issuing entity and the trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors might delay the timing of payments and reduce the value of your investment.

It might be difficult for successor servicers to collect the recovery charges from NYSEG’s customers.

Any successor servicer may bring an action against a customer for non-payment of the recovery charge, but only a successor servicer that is a successor electric utility may terminate service for failure to pay the recovery charges. A successor servicer that does not have the threat of termination of service available to enforce payment of the recovery charge would need to rely on the successor electric utility to threaten to terminate service for nonpayment of other portions of monthly electric utility bills. This inability might reduce the value of your investment.

RISKS ASSOCIATED WITH THE UNUSUAL NATURE OF THE RECOVERY PROPERTY

Foreclosure of the trustee’s lien on the recovery property for the recovery bonds might not be practical, and acceleration of the recovery bonds before maturity might have little practical effect.

Under the Securitization Law and the indenture, the trustee or the bondholders have the right to foreclose or otherwise enforce the lien on the recovery property securing the recovery bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the recovery property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the recovery bonds will be due and payable upon acceleration of the recovery bonds before maturity, recovery charges likely would not be accelerated and the nature of the issuing entity’s business will result in principal of the recovery bonds being paid as funds become available. Furthermore, if there is an acceleration of the recovery bonds, all tranches of the recovery bonds will be paid pro rata; therefore, some tranches might be paid earlier than expected and some tranches might be paid later than expected.

DISASTER-RELATED RISKS

Weather is a major driver of NYSEG’s results of operations, financial position and cash flows and NYSEG is subject to risks associated with climate change.

Weather conditions directly influence the demand for and price of electricity. NYSEG is significantly impacted by seasonality. Unusually mild winter or summer weather can adversely affect sales. In addition, severe weather and events, including tornadoes, snow, fire, rain, flooding, drought and ice storms, can be destructive and cause outages and property damage that can result in increased expenses, lower revenues and additional restoration costs. Additionally, because many of NYSEG’s generating stations utilize water for cooling, low water and flow levels can increase maintenance costs at these stations, result in limited power production and require modifications to plant operations. High water conditions can also impair planned deliveries of fuel to generating stations or otherwise adversely impact its ability to operate these stations. Climate change may produce more frequent or severe weather events, such as storms, droughts or floods and could also impact the economic health of NYSEG’s service territories. An increase in the frequency or severity of extreme weather events or a deterioration in the economic health of NYSEG’s service territories could have a material adverse effect on its results of operations, and cash flows resulting in reduced recovery charge collections.

If NYSEG’s rates cannot be adjusted to reflect the impact of events or conditions caused by climate change, NYSEG’s financial condition, results of operations, liquidity, and cash flows could be materially affected, which, in turn, could reduce the collections of recovery charges or otherwise impact NYSEG’s ability to service the recovery property.

Catastrophic or geopolitical events may disrupt NYSEG’s operations and negatively impact the financial condition of its business and cash flows, and could impact NYSEG’s ability to service the recovery property.

The impact of a catastrophic or geopolitical event, on the economy, labor, financial markets and the environment could adversely affect NYSEG’s business. The extent to which events may impact NYSEG’s business going forward will depend on factors such as public response, governmental actions, the duration, and its impact to economic activity and financial stability. Increased frequency or duration of events such as these may alter the fundamental demand for electricity particularly from businesses, commercial and industrial customers; cause NYSEG to experience an increase in costs as a result of its emergency measures, delayed payments from its customers and uncollectible accounts due to affordability; cause delays and disruptions in the availability and timely delivery of materials and components used in its operations; cause delays and disruptions in the supply chain resulting in disruptions in the commercial operation dates of certain projects and impacting qualification criteria for certain tax credits and potential delay damages in its power purchase agreements; cause deterioration in credit quality of its counterparties, contractors or retail customers that could result in credit losses; cause impairment of goodwill or long-lived assets and impact its ability to develop, construct and operate facilities; result in its inability to meet the requirements of the covenants in its existing credit facilities, including covenants regarding the ratio of indebtedness to total capitalization; cause a deterioration in its financial metrics or the business environment that impacts its credit ratings; cause a delay in the permitting process of certain development projects, affecting the timing of final investment decisions and start of construction dates; cause employee turnover, labor shortages, and extended remote work, which could harm productivity, increase cybersecurity risk, strain its business continuity plans, give rise to claims by employees and otherwise negatively impact its business.

The occurrence of any of these events could adversely affect NYSEG’s ability to bill and collect the recovery charges or otherwise service the recovery property.

RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR THE SERVICER

For a more detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.

The servicer will commingle the recovery charges with other revenues it collects, which might obstruct access to the recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the recovery bonds.

The Servicer will collect the recovery charges from customers as part of its normal collection activities. Recovery charges will be deposited by the servicer into the collection account under the terms of the indenture, the series supplement and the servicing agreement. Recovery charge collections shall be remitted to the trustee for deposit into the collection account as soon as practicable but in no event later than two business days after such amounts are received. In the event that NYSEG is unable to remit actual recovery charge collections it will remit recovery charge collections estimated to have been received by NYSEG from or on behalf of customers on such business day in respect of all previously billed recovery charges as soon as practicable but in no event later than the second business day after which such payments are estimated to have been received. Any estimated daily remittances made by NYSEG will use the then-current days sales outstanding.

Pending remittance to the trustee, the servicer will not segregate the recovery charges from the other funds it collects from customers or its general funds. The recovery charges will be segregated only when the servicer remits them to the trustee.

Despite this requirement, the servicer might fail to remit the full amount of the recovery charges payable to the trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of recovery charge collections available to make payments on the recovery bonds.

Absent a default under the servicing agreement, NYSEG will be permitted to remit estimated recovery charges to the trustee. While NYSEG will be responsible for identifying and calculating the actual amount of recovery charges in the event of a default under the servicing agreement, it may be difficult for NYSEG to identify such charges.

The Securitization Law provides that the priority of a lien and security interest perfected in recovery property is not impaired by the commingling of the funds arising from recovery charges with any other funds. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Securitization Law and might decline to recognize the issuing entity’s right to collections of the recovery charges that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the collections of the recovery charges held by the servicer as of the date of bankruptcy would not be available to pay amounts owing on the recovery bonds. In this case, the issuing entity would have only a general unsecured claim against the servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on your recovery bonds and could materially reduce the value of your investment in the recovery bonds.

The bankruptcy of NYSEG or any successor seller might result in losses or delays in payments on the recovery bonds.

The seller will represent and warrant in the sale agreement that the transfer of the recovery property to the issuing entity under that sale agreement is a valid sale and assignment of that recovery property from the seller to the issuing entity. The seller will also represent, warrant, and covenant that it will take the appropriate actions under the Securitization Law to perfect this sale. The Securitization Law provides that the transactions described in the sale agreement shall constitute a sale of the recovery property to the issuing entity, and the seller and the issuing entity will treat the transaction as a sale under applicable law, although for financial reporting and tax reporting purposes the transaction will be treated as debt of the seller. If the seller were to become a debtor in a bankruptcy case, and a party in interest (including the seller itself) were to take the position that the sale of the recovery property to the issuing entity should be recharacterized as the grant of a security interest in such recovery property to secure a borrowing of the seller, delays in payments on the recovery bonds could result. If a court were to adopt such position, then delays or reductions in payments on the recovery bonds could result.

Pursuant to the Securitization Law and the financing order, upon the sale of the recovery property, the recovery property will be created as an existing, present property right, and it thereafter exists until the recovery bonds are paid in full and all financing costs and other costs of the recovery bonds have been recovered in full. Nonetheless, if the seller were to become the debtor in a bankruptcy case, a party in interest (including the seller itself) may take the position that, because the recovery charges are usage- or demand-based charges, recovery property comes into existence only as customers use electricity. If a court were to adopt this position, no assurance can be given that the court would not also rule that any recovery property relating to electricity consumed after the commencement of the seller’s bankruptcy case was not required to be transferred to the issuing entity, thus resulting in delays or reductions of payments on the recovery bonds.

A bankruptcy court generally follows state property law on issues such as those addressed by the New York State law provisions described above. However, a bankruptcy court does not follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a NYSEG bankruptcy refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a beneficial owner of the recovery bonds might be similar to the treatment you would receive in an NYSEG bankruptcy if the recovery bonds had been issued directly by NYSEG. A decision by the bankruptcy court that, despite the issuing entity’s separateness from NYSEG, the issuing entity’s assets and liabilities and those of NYSEG should be consolidated would have a similar effect on you as a bondholder.

The issuing entity has taken steps together with NYSEG, as the seller, to reduce the risk that in the event the seller or an affiliate of the seller were to become the debtor in a bankruptcy case, a court would order that the issuing entity’s assets and liabilities be substantively consolidated with those of NYSEG or an affiliate.

Nonetheless, these steps might not be completely effective, and thus if NYSEG or an affiliate of the seller were to become a debtor in a bankruptcy case, a court might order that the issuing entity’s assets and liabilities be consolidated with those of NYSEG or an affiliate of the seller. This might cause material delays in payment of, or losses on, your recovery bonds and might materially reduce the value of your investment in the recovery bonds. For example:

•	without permission from the bankruptcy court, the trustee might be prevented from taking actions against NYSEG or recovering or using funds on your behalf or replacing NYSEG as the servicer;

•	the bankruptcy court might order the trustee to exchange the recovery property for other property of lower value;

•	tax or other government liens on NYSEG’s property might have priority over the trustee’s lien and might be paid from collected recovery charges before payments on the recovery bonds;

•

the trustee’s lien might not be properly perfected in the collected recovery property collections prior to or as of the date of NYSEG’s bankruptcy, with the result that the recovery bonds would represent only general unsecured claims against NYSEG;

•

the bankruptcy court might rule that neither the issuing entity’s property interest nor the trustee’s lien extends to recovery charges in respect of electricity consumed after the commencement of NYSEG’s bankruptcy case, with the result that the recovery bonds would represent only general unsecured claims against NYSEG;

•

the issuing entity and NYSEG might be relieved of any obligation to make any payments on the recovery bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case;

•	NYSEG might be able to alter the terms of the recovery bonds as part of its plan of reorganization;

•	the bankruptcy court might rule that the recovery charges should be used to pay, or that the issuing entity should be charged for, a portion of the cost of providing electric service; or

•

the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving the issuing entity with an unsecured claim for actual damages against NYSEG that may be difficult to prove or, if proven, to collect in full.

Furthermore, if NYSEG enters bankruptcy proceedings, it might be permitted to stop acting as servicer, and it may be difficult to find a third party to act as servicer. The failure of the servicer to perform its duties or the inability to find a successor servicer might cause payment delays or losses on your investment in the recovery bonds. Also, the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the recovery bonds and on the value of the recovery bonds.

The sale of the recovery property might be construed as a financing and not a sale in a case of NYSEG’s bankruptcy which might delay or limit payments on the recovery bonds.

The Securitization Law provides that the transfer of recovery property will be a sale or other absolute transfer if the documents governing the transaction expressly state that the transaction is a sale or other absolute transfer other than for federal and state income tax purposes. The issuing entity and NYSEG will treat the transaction as a sale under applicable law, although for financial reporting and income and franchise tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of NYSEG, a party in interest in the bankruptcy might assert that the sale of the recovery property to the issuing entity was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale, lends weight to that position. If a court were to characterize the transaction as a financing, the issuing entity expects that it would, on behalf of itself and the trustee, be treated as a secured creditor of NYSEG in the bankruptcy proceedings, although a court might determine that the issuing entity only has an unsecured claim against NYSEG. Even if the issuing entity had a security interest in the recovery property, the issuing entity would not likely have access to the related recovery charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the recovery bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to the issuing entity of the related recovery charge collections and therefore the amount and timing of funds available to the issuing entity to pay bondholders.

If the servicer enters bankruptcy proceedings, payments of the recovery charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the recovery bonds.

In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that recovery charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, the issuing entity may be considered an “insider” of the servicer. If the issuing entity is considered to be an “insider” of the servicer, any such remittance to the issuing entity made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, the issuing entity or the trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, the issuing entity would expect that the amount of any future recovery charges would be increased through the statutory true-up mechanism to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the recovery bonds.

Claims against NYSEG or any successor seller might be limited in the event of a bankruptcy of the seller.

If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by the issuing entity against the seller under the sale agreement and the other documents executed in connection with the sale agreement would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that the issuing entity has against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the seller might challenge the enforceability of the indemnity provisions in a sale agreement. If a court were to hold that the indemnity provisions were unenforceable, the issuing entity would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. The issuing entity cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, the issuing entity cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the seller.

The bankruptcy of NYSEG or any successor seller might limit the remedies available to the trustee.

Upon an event of default for the recovery bonds under the indenture, the Securitization Law permits the trustee to enforce the security interest in the recovery property in accordance with the terms of the indenture. In this capacity, and pursuant to the Securitization Law and the financing order, the trustee will be permitted to request the Commission to order amounts arising from the recovery charges to be transferred to a separate account for the bondholders benefit or request that a court for the county or city where NYSEG is located to order the sequestration and payment to bondholders of all revenues arising with respect to the related recovery charges. There can be no assurance, however, that the Commission or a court would issue either order after an NYSEG bankruptcy in light of the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the Commission or a court, and an order requiring an accounting and segregation of the revenues arising from the recovery property. There can be no assurance that a court would grant either order.

OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE RECOVERY BONDS

NYSEG’s indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the recovery bonds.

NYSEG is obligated under the sale agreement to indemnify the issuing entity and the trustee, for itself and on behalf of the bondholders, only in specified circumstances and will not be obligated to repurchase any recovery property in the event of a breach of any of its representations, warranties or covenants regarding the recovery property. Similarly, NYSEG is obligated under the servicing agreement to indemnify the issuing entity and the trustee, for itself and on behalf of the bondholders, only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.

Neither the trustee nor the bondholders will have the right to accelerate payments on the recovery bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture relating to the recovery bonds as described under “Description of the Recovery Bonds—Events of Default; Rights Upon Event of Default” in this prospectus. Furthermore, NYSEG might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by NYSEG might not be sufficient for you to recover all of your investment in the recovery bonds. In addition, if NYSEG becomes obligated to indemnify bondholders, the then-current ratings on the recovery bonds will likely be downgraded as a result of the circumstances causing the breach and the fact that bondholders will be unsecured creditors of NYSEG with respect to any of these indemnification amounts. NYSEG will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the recovery bonds, or for any consequential damages, including any loss of market value of the recovery bonds resulting from a default or a downgrade of the ratings of the recovery bonds. Please read “The Sale Agreement—Seller Representations and Warranties” and “The Sale Agreement—Indemnification” in this prospectus.

The issuing entity will issue several tranches of the recovery bonds.

The financing order authorizes the issuing entity to issue one or more tranches of the recovery bonds to recover approximately $680 million of approved recovery costs, plus upfront financing costs (the “Securitizable Balance”). Recovery charges collected by or for the benefit of NYSEG will be allocated among the tranches of recovery bonds as set forth in the expected sinking fund schedule and the priority of payments set forth under “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated” in this prospectus. Some matters relating to the recovery bonds may require the vote of a majority of the holders of each tranche of recovery bonds then outstanding, including directing the trustee to appoint a successor servicer, waiver of certain servicer defaults, and certain amendments of the administration agreement. Your interests in these votes might conflict with the interests of the beneficial owners of recovery bonds of another tranche and therefore these votes could result in an outcome that is materially unfavorable to you.

NYSEG may sponsor additional issuances of recovery bonds.

The Securitization Law does not permit additional issuance of recovery bonds beyond those authorized by the financing order, but NYSEG may in its sole discretion seek legislation and a Commission order to authorize the company to sell recovery property or property similar to the recovery property, created by a separate financing order to one or more entities other than the issuing entity in connection with the issuance of additional recovery bonds or obligations similar to the recovery bonds without your prior review or approval. Similarly, without consent of holders of recovery bonds, the New York legislature may choose to adopt legislation authorizing the Commission to issue additional financing orders to sell additional recovery property secured by charges payable by customers in the NYSEG service area to secure obligations similar to the recovery bonds.

Any new issuance would be offered pursuant to a separate registration statement and may include terms and provisions that would be unique to that particular issuance. NYSEG has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution and delivery of an intercreditor agreement are conditions precedent to the sale of additional recovery property consisting of non-bypassable charges payable by customers comparable to the recovery property to another entity. Please read “Security for the Recovery Bonds—Intercreditor Agreement” and “Sale Agreement—Covenants of the Seller” in this prospectus.

In the event a customer does not pay in full all amounts owed under any bill, including recovery charges, NYSEG, as servicer, is required to prorate among charge categories in proportion to their percentage of the overall bill, with the first dollars collected attributed to past due balances, if any. However, if a dispute arises with respect to the allocation of such recovery charges or other delays occur on account of the administrative burdens of making such allocation, the issuing entity cannot assure you that any new issuance would not cause reductions or delays in payment of your recovery bonds.

The credit ratings are no indication of the expected rate of payment of principal on the recovery bonds.

The issuing entity expects the recovery bonds will receive credit ratings from at least 2 nationally recognized statistical rating organizations (“NRSRO”). A rating is not a recommendation to buy, sell or hold the recovery bonds. The ratings merely analyze the probability that the issuing entity will repay the total principal amount of the recovery bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule.

Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the recovery bonds. As a result, an NRSRO other than a NRSRO hired by the sponsor (a “hired NRSRO”) may issue ratings on the recovery bonds (“unsolicited ratings”), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The unsolicited ratings may be issued prior to, or after, the closing date in respect of the recovery bonds. Issuance of any unsolicited rating will not affect the issuance of the recovery bonds. Issuance of an unsolicited rating lower than the ratings assigned by the hired NRSRO on the recovery bonds might adversely affect the value of the recovery bonds and, for regulated entities, could affect the status of the recovery bonds as a legal investment or the capital treatment of the recovery bonds. Investors in the recovery bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of NYSEG, the issuing entity, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. In addition, if either the issuing entity or NYSEG fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the recovery bonds, a hired NRSRO could withdraw its ratings on the recovery bonds, which could adversely affect the market value of your recovery bonds and/or limit your ability to resell your recovery bonds.

The recovery bonds’ credit ratings might affect the market value of your recovery bonds.

A downgrading of the credit ratings of the recovery bonds might have an adverse effect on the market value of the recovery bonds. Credit ratings might change at any time and an NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment. In addition, any downgrade in the credit ratings of the recovery bonds may result in the recovery bonds becoming ineligible to be held by certain funds or investors, which may require such investors to liquidate their investment in the recovery bonds and result in lower prices and a less liquid trading market for the recovery bonds.

The absence of a secondary market for the recovery bonds might limit your ability to resell your recovery bonds.

The underwriters for the recovery bonds might assist in resales of the recovery bonds, but they are not required to do so. A secondary market for the recovery bonds might not develop, and the issuing entity does not expect to list the recovery bonds on any securities exchange. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your recovery bonds. Please read “Plan of Distribution” in this prospectus.

You might receive principal payments for the recovery bonds later than you expect.

The amount and the rate of collection of the recovery charges for the recovery bonds, together with the related recovery charge adjustments, will generally determine whether there is a delay in the scheduled repayments of recovery bond principal. A failure to pay principal as anticipated by the scheduled bond repayment schedule will not constitute an event of default under the indenture.

Regulatory provisions affecting certain investors could adversely affect the price and liquidity of the recovery bonds.

European Union (“EU”) legislation comprising Regulation (EU) 2017/2402 (as amended, the “EU Securitisation Regulation”) and certain related regulatory technical standards, implementing technical standards and official guidance (together, the “European Securitisation Rules”) impose certain restrictions and obligations with regard to securitisations (as such term is defined for purposes of the EU Securitisation Regulation). The European Securitisation Rules are in force throughout the EU (and are expected also to be implemented in the non-EU member states of the European Economic Area) in respect of securitisations the securities of which were issued (or the securitisation positions of which were created) on or after January 1, 2019.

Pursuant to the European Securitisation Rules, EU Institutional Investors investing in a securitisation (as so defined) must, among other things, verify that (a) certain credit-granting requirements are satisfied, (b) the originator, sponsor or original lender retains on an ongoing basis a material net economic interest in the securitisation which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitisation Regulation, and discloses that risk retention, and (c) the originator, sponsor or relevant securitisation special purpose entity has, where applicable, made available information as required by Article 7 of the EU Securitisation Regulation. “EU Institutional Investors” include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC, as amended; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive; (e) credit institutions as defined in Regulation (EU) No 575/2013 (“CRR”) (and certain consolidated affiliates thereof); and (f) investment firms as defined in CRR (and certain consolidated affiliates thereof).

On 30 April 2024, the Financial Conduct Authority (“FCA”) published Policy Statement PS 24/4 setting out the final Securitisation Sourcebook (the “SECN”). At the same time, the Prudential Regulation Authority (“PRA”) published Policy Statement PS7/24. Such policy statements proposed rules which, subject to the repeal of the EU Securitisation Regulation assimilated into the United Kingdom (“UK”) and related technical standards currently in force, will come into force on 1 November 2024. As of 1 November 2024, with respect to the UK, relevant UK established or UK regulated persons (as described below) are subject to the restrictions and obligations of the (a) the Securitisation Regulations 2024; the Securitisation (Amendment) Regulations 2024; (c) the SECN and (d) the Securitisation Part of the PRA Rulebook (together, the “UK Securitisation Rules”).

Under the UK Securitisation Rules, UK Institutional Investors will need to ensure that certain prescribed information is provided and that such information is sufficient for them to independently assess the risks of holding the securitisation position. UK Institutional Investors include: (a) an insurance undertaking as defined in section 417(1) of the Financial Services And Markets Act 2000 (as amended, the “FSMA”); (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupation pension scheme; (d) a fund manager of an occupational pension scheme appointed under section 34(2) of the Pensions Act 1995(7) that, in respect of activity undertaken pursuant to that appointment, is authorised for the purposes of section 31 of the FSMA; (e) certain AIFM (as defined in regulation 4 of the Alternative Investment Fund Managers Regulations 2013); (f) a small registered UK AIFM; (g) a management company as defined in section 237(3) of the FSMA; (h) a UCITS, as defined in section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (i) a CRR firm as defined in CRR, as it forms part of assimilated law in the UK; and (j) an FCA investment firm as defined in the CRR, as it forms part of assimilated law in the UK.

A UK Institutional Investor who is authorized by the PRA will need to comply with the Securitisation Part of the PRA Rulebook if they are a UK undertaking (as defined in the PRA Rulebook). Other UK Institutional Investors, except occupational pension schemes, will need to comply with SECN. Occupational pension schemes need to comply with the provisions of Part 7 of the Securitisation Regulations (as amended).

Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitisation Rules), a UK Institutional Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitisation Rules), must, among other things: (a) verify that, save where the originator or original lender is a CRR firm or an FCA investment firm (whether or not such the originator or original lender is established in a country that is not within the UK), the originator or original lender grants all the credits (other than trade receivables not granted in the form of a loan) giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) verify that the originator, sponsor or original lender retains on an ongoing basis a material net economic intersecuritisation special purpose entity has made available sufficient information to enable the UK Institutional Investor independently to assess the risks of holding the securitisation position, and has committed to make further information available on an ongoing basis, as appropriate (a list of specific information required to be provided and the frequency and timing within which it must be made available is set out in SECN 4.2.1 (for UK Institutional Investors other than PRA authorized institutional investors and occupational pension schemes), Article 5 of the Securitisation Part of the PRA Rulebook (for PRA authorized institutional investors that are UK undertakings) and Schedule A1 of the Securitisation Regulation (as amended) (for UK managed occupational pension schemes); and (d) carry out a due-diligence assessment that enables the UK Institutional Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position. Certain information in relation to primary market investments in securitisations can be made available in draft form at or before the time of pricing of such securitisation, but in such case, the final form information must be made available to institutional investors by no later than 15 days after the closing of the relevant securitisation. The UK Securitisation Rules that come into effect on 1 November 2024 also introduce some other changes relative to the prior UK Securitisation Regulation; in particular, the provision of information to and investor reporting in respect of securitisations where the originator, sponsor and securitisation special purpose entity are located outside the UK does not need to be made in the form of the reporting templates produced by the FCA and PRA, as long as the information provided is sufficient for institutional investors to satisfy their due diligence obligations under the UK Securitisation Rules.

The issuing entity and NYSEG do not believe that the recovery bonds fall within the definition of a “securitisation” for purposes of the EU Securitisation Regulation or the UK Securitisation Rules as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus. Therefore, such transactions are not subject to the European Securitisation Rules or the UK Securitisation Rules. As such, neither the issuing entity nor NYSEG, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the European Securitisation Rules or the UK Securitisation Rules. In particular, no such person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other person) with any requirement of the European Securitisation Rules or the UK Securitisation Rules to which such investor (or other person) may be subject at any time.

However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitisation for purposes of the EU Securitisation Regulation or the UK Securitisation Rules, then any failure by an EU Institutional Investor or a UK Institutional Investor (as applicable) to comply with any applicable European Securitisation Rules or UK Securitisation Rules (as applicable) with respect to an investment in the recovery bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.

Consequently, the recovery bonds may not be a suitable investment for EU Institutional Investors or UK Institutional Investors. As a result, the price and liquidity of the recovery bonds in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the European Securitisation Rules and the UK Securitisation Rules, and the suitability of the recovery bonds for investment. Neither the issuing entity, nor NYSEG, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other person) for any non-compliance by any such person with the European Securitisation Rules, the UK Securitisation Rules or any other applicable legal, regulatory or other requirements.

If the investment of collected recovery charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the recovery bonds later than you expect.

Funds held by the trustee in the collection account will be invested in eligible investments at the written direction of the servicer. Eligible investments include money market funds having a rating from Moody’s and S&P of “P-1” and “A-1”, respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity is experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the recovery bonds.

REVIEW OF RECOVERY PROPERTY

Pursuant to the rules of the SEC, NYSEG, as sponsor, has performed, as described below, a review of the recovery property underlying the recovery bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the recovery property is accurate in all material respects. NYSEG did not engage a third party in conducting its review.

The recovery bonds will be secured under the indenture by the indenture’s trust estate. The principal asset of the indenture’s trust estate is the recovery property relating to the recovery bonds. The recovery property includes the right to impose, bill and collect non-bypassable recovery charges, authorized under the financing order in amounts necessary to pay principal on and interest of the recovery bonds and all other ongoing financing costs in connection with the recovery bonds and the right to obtain true-up adjustments of recovery charges under the Securitization Law, as provided in the financing order (and, with respect to adjustments, in the manner and with the effect provided in the servicing agreement) and all revenue, collections, claims, payments, money and proceeds arising out of the rights, title and interests specified in the financing order. Under the Securitization Law and the financing order, the recovery charges will be payable by all existing and future customers receiving electric transmission or distribution services, or both, from NYSEG or its successors or assignees within the service area under Commission-approved rate schedules or special contracts.

The recovery property is not a receivable, and the recovery property and other collateral held by the trustee securing the recovery bonds do not constitute a pool of receivables. Recovery charges that relate to the recovery property are non-bypassable and not subject to reduction, impairment, postponement, termination or, except for the specified true-up adjustments to (a) correct any under collections or overcollections that may have occurred and otherwise ensure that the issuing entity receives remittances from recovery charges that are required to satisfy the total revenue requirement, including without limitation any overcollections or under collections caused by defaults, during the time since the last true-up; and (b) ensure the billing of recovery charges necessary to generate the collection of amounts sufficient to timely provide all payments of scheduled principal and interest (or deposits to sinking funds in respect of principal and interest) and any other amounts due in connection with the recovery bonds (including ongoing financing costs and amounts required to be deposited in or allocated to the collection account or any subaccount) during the period for which such adjusted recovery charges are to be in effect. These adjustments are intended to ensure the recovery of revenues sufficient to retire the principal amount of the recovery bonds in accordance with the expected sinking fund schedule, to pay all interest on the recovery bonds when due, to pay fees and expenses of servicing the recovery bonds and premiums, if any, associated with the recovery bonds and to fund any required credit enhancement for the recovery bonds. In addition to the semi-annual true-up adjustments, the servicer (a) is required to implement quarterly true-up adjustments beginning 12 months prior to the scheduled final payment of the last maturing tranche, and (b) may request an interim true-up adjustment at any time for any reason to ensure timely payment of scheduled principal of and interest on the recovery bonds and other required amounts and charges owing in connection with the recovery bonds, including, if necessary to replenish the capital subaccount on the next payment date.

There is no cap on the level of recovery charges that may be imposed on customers as a result of the true-up adjustment process to pay principal of and interest on the recovery bonds when due and other required amounts and charges owing in connection with the recovery bonds. All revenues and collections resulting from recovery charges provided for in the financing order are part of the recovery property. The recovery property relating to the recovery bonds is described in more detail under “The Recovery Property and the Securitization Law” in this prospectus.

In the financing order, the Commission, among other things:

•

ordered that the recovery charges shall be non-bypassable and paid from all existing and future customers receiving electric transmission or distribution services, or both, from NYSEG or its successors or assignees within the service area under Commission-approved rate schedules or special contracts and that the recovery charges shall be imposed on all such customers in accordance with the methodology approved in the financing order;

•

ordered that the Servicer, on behalf of the owner of the recovery property, will be entitled to impose, bill or collect recovery charges in an amount sufficient to provide for the full and timely payment of debt service, the payment and recovery of all other ongoing financing costs and, to the extent required, replenishment of the capital subaccount; and

•

found that the sale and assignment of the recovery property to the issuing entity by NYSEG shall be an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, the transferor’s right, title, and interest in, to and under the recovery property if the sale agreement expressly states that the sale is a sale or other absolute transfer in accordance with Securitization Law.

Please read “The Recovery Property and the Securitization Law” and “NYSEG’s Financing Order” in this prospectus for more information.

The characteristics of recovery property are unlike the characteristics of assets underlying mortgage and other commercial asset-based financings because recovery property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of recovery property and many elements of recovery bond financings are set forth in and constrained by the Securitization Law and the financing order, NYSEG, as sponsor, does not select the assets to be pledged as collateral in ways common to many traditional asset-based financings. Moreover, the recovery bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Securitization Law and the financing order require the imposition on, and collection of recovery charges from, all existing and future customers receiving electric transmission or distribution services, or both, from NYSEG or its successors or assignees within the service area under Commission-approved rate schedules or special contracts. Please read “The Recovery Property and the Securitization Law—The Financing Order and the Recovery Property” in this prospectus. Since recovery charges are assessed against all such customers and the true-up mechanism adjusts for the impact of customer defaults, the collectability of the recovery charges is not ultimately dependent upon the credit quality of particular NYSEG customers, as would be the case in the absence of the true-up adjustment.

The review by NYSEG of the recovery property underlying the recovery bonds has involved a number of discrete steps and elements as described in more detail below. First, NYSEG has analyzed and applied the Securitization Law’s requirements for recovering approved recovery costs and approval of the Commission for the issuance of the financing order and in its proposal with respect to the characteristics of the recovery property to be created pursuant to the financing order. In preparing this proposal, NYSEG worked with its counsel and its structuring agent in preparing the petition for a financing order. Moreover, NYSEG worked with its counsel and the underwriters in preparing the legal agreements that provide for the terms of the recovery bonds and the security for the recovery bonds. NYSEG has analyzed economic issues and practical issues for the scheduled payment of principal of and interest on the recovery bonds, including the impact of economic factors, potential for disruptions due to weather or catastrophic events and its own forecasts for customer growth as well as the historic accuracy of its prior forecasts.

In light of the unique nature of the recovery property, NYSEG has taken (or prior to the offering of the recovery bonds, will take) the following actions in connection with its review of the recovery property and the preparation of the disclosure for inclusion in this prospectus describing the recovery property, the recovery bonds and the proposed securitization:

•

reviewed the Securitization Law, other relevant provisions of New York statutes and any applicable rules, regulations and orders of the Commission as they relate to the recovery property in connection with the preparation and filing of the petition with the Commission for the approval of the financing order in order to confirm that the petition and proposed financing order satisfied applicable statutory and regulatory requirements;

•	actively participated in the proceeding before the Commission relating to the approval of the requested financing order;

•	reviewed the financing order and the process by which it was adopted to confirm that the financing order satisfied the requirements of the Securitization Law;

•

compared the proposed terms of the recovery bonds to the applicable requirements in the Securitization Law, other relevant provisions of New York statutes, the financing order and any applicable regulations of the Commission to confirm that they met such requirements;

•

prepared and reviewed the agreements to be entered into in connection with the issuance of the recovery bonds and compared such agreements to the applicable requirements in the Securitization Law, other relevant provisions of New York statutes, the financing order and any applicable regulations of the Commission to confirm that they met such requirements;

•

reviewed the disclosure in this prospectus regarding the Securitization Law, other relevant provisions of New York statutes, the financing order and the agreements to be entered into in connection with the issuance of the recovery bonds, and compared such descriptions to the relevant provisions of the Securitization Law, other relevant provisions of New York statutes, the financing order and such agreements to confirm the accuracy of such descriptions;

•

consulted with legal counsel to assess if there is a basis upon which the bondholders (or the trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of New York (including action by the Commission or the voters by amendment to the New York Constitution) that could repeal or amend the provisions of the Securitization Law in a way that could substantially impair the value of the recovery property, or substantially reduce, alter or impair the recovery charges;

•

reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including billing, collecting and remitting the recovery charges to be provided for under the recovery property, forecasting recovery charges, and preparing and submitting tariff compliance statements for true-up adjustments to the recovery charges;

•

reviewed the operation of the true-up adjustment mechanism for adjusting recovery charge levels to meet the scheduled payments on the recovery bonds and in this context took into account its experience with the Commission; and

•

with the assistance of its advisors, prepared financial models in order to set the initial recovery charges to be provided for under the recovery property at levels sufficient to pay principal of and interest on the recovery bonds when due and payment of other ongoing financing costs in connection with the recovery bonds.

In connection with the preparation of such models, NYSEG:

•	reviewed (i) the historical electric consumption and customer growth within its service area and (ii) forecasts of expected energy sales and customer growth; and

•

analyzed the sensitivity of the weighted average life of the recovery bonds in relation to variances in actual energy consumption levels and related charge collections from forecasted levels and in relation to the true-up adjustment in order to assess the probability that the weighted average life of the recovery bonds may be extended as a result of such variances, and in the context of the operation of the true-up adjustment for adjustment of recovery charges to address undercollections in light of scheduled payments on the recovery bonds to prevent an event of default.

As a result of this review, NYSEG has concluded that:

•

the recovery property, the financing order and the agreements to be entered into in connection with the issuance of the recovery bonds meet in all material respects the applicable statutory and regulatory requirements;

•

the disclosure in this prospectus regarding the Securitization Law, the financing order and the agreements to be entered into in connection with the issuance of the recovery bonds is as of its date, accurate in all material respects and fails to omit any material information;

•	the servicer has adequate processes and procedures in place to perform its obligations under the servicing agreement;

•

recovery charge revenues, as adjusted from time to time as provided in the Securitization Law and the financing order, are expected to be sufficient to pay on a timely basis scheduled principal and interest on the recovery bonds; and

•

the design and scope of NYSEG’s review of the recovery property as described above is effective to provide reasonable assurance that the disclosure regarding the recovery property in this prospectus is accurate in all material respects.

THE RECOVERY PROPERTY AND THE SECURITIZATION LAW

The Securitization Law Generally

The Securitization Law permits utility corporations to finance approved recovery costs through the issuance of recovery bonds pursuant to and supported by an irrevocable financing order issued by the Commission. The Securitization Law permits the Commission to approve a non-bypassable recovery charge on existing and future customers receiving electric transmission or distribution services, or both, within the service area from the utility corporation or its successors or assignees under rate schedules or special contracts approved by the Commission as of the date of the approval of the financing order. Please read “The Financing Order and the Recovery Property” below and “NYSEG’s Financing Order” in this prospectus. The Securitization Law authorizes the recovery charge to recover: (a) approved recovery costs (also referred to herein as recovery costs) and (b) financing costs associated with the recovery bonds, including the costs of servicing such recovery bonds.

The Securitization Law provides that recovery charges are non-bypassable, meaning that they are payable by all existing or future electric customers from the utility corporation or its successors or assignees and located in the service area within which the utility corporation provided electric distribution services as of the date of the approval of the financing order under Commission-approved rate schedules or special contracts.

The Financing Order and the Recovery Property

The Securitization Law contains a number of provisions designed to facilitate the recovery of approved recovery costs through securitization, including the following:

The Securitization Law Provides for the Creation of Recovery Property

The Securitization Law authorizes the Commission, through issuance of a financing order, to provide for the creation of recovery property to secure repayment of recovery bonds. Recovery property is defined under the Securitization Law to include, without limitation, all right, title, and interest of the utility corporation or its transferee:

•	in and to recovery charges established pursuant to the financing order, as approved by the Commission and adjusted from time to time in accordance with the financing order;

•

in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the recovery charges or constituting recovery charges that are the subject of a financing order, regardless of whether such revenues, collections, claims, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, claims, payments, money, or proceeds; and

•	in and to all rights to obtain true-up adjustments to the recovery charges pursuant to the terms of the financing order.

The Securitization Law provides that recovery property that is specified in a financing order shall constitute a vested, presently existing, property right. The Securitization Law further provides that all recovery property specified in a financing order shall continue to exist until the recovery bonds issued pursuant to a financing order are paid in full and all associated financing costs and other costs of such recovery bonds have been recovered in full.

A Financing Order is Irrevocable

The Securitization Law provides that the financing order shall be irrevocable at the time of the transfer of recovery property to an assignee or the issuance of recovery bonds, whichever is earlier. In addition, under the Securitization Law, the Commission may not, except as contemplated by the true-up adjustment, amend, modify, or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust recovery charges approved in the financing order. However, the Securitization Law further provides that nothing therein precludes limitation or alteration if and when full compensation, including full cost recovery, is made for the full protection of the recovery charges collected pursuant to the financing order and the full protection of the bondholders and any assignee or financing party.

Recovery Charges may be Adjusted

The Securitization Law requires the Commission to include in any financing order, a formula-based true-up mechanism for making, at least annually, expeditious periodic adjustments in the recovery charges and the financing order further requires that such adjustments be made at least semi-annually. The financing order approves the true-up adjustment to implement any true-up adjustment to correct any under collections or overcollections of recovery charges and to provide for timely payment of scheduled principal and interest on the recovery bonds, the payment of all other ongoing financing costs and, to the extent required, replenishing the capital subaccount. Please read “NYSEG’s Financing Order—Recovery Charges—The Financing Order Requires the Servicer to Periodically ‘True-Up’ the Recovery Charge” and “The Servicing Agreement—True-Up Adjustment Submissions” in this prospectus. Under the Securitization Law and the financing order, there is no cap on the level of recovery charges that may be imposed on customers as a result of the true-up adjustment process to pay principal of and interest on the recovery bonds when due and other ongoing financing costs in connection with the recovery bonds.

The Securitization Law Provides for the Creation of Liens on Recovery Property

The Securitization Law provides that security interests can be granted in recovery property. The Securitization Law provides that a valid and enforceable security interest in recovery property is created when all of the following are met (a) the Commission issues the financing order authorizing recovery charges included in the recovery property, (b) a security agreement is executed and delivered by the debtor in connection with the issuance of the recovery bonds granting such security interest, (c) value is received for the recovery bonds. The security interest in the recovery property is perfected only if it has attached and a financing statement indicating the recovery property collateral covered thereby has been filed with the New York Department of State, Division of Corporations, in accordance with the Securitization Law.

Under the Securitization Law, if a default occurs under the terms of the recovery bonds secured by a security interest in the recovery property, the financing parties of the recovery bonds (such as the trustee) may exercise the rights and remedies available to a secured party under the New York uniform commercial code.

In addition, in the event of default by the utility corporation in any required remittance of recovery charges, a court, upon application by an interested party, and without limiting any other remedies available to the applying party, will order the sequestration and payment of the revenues arising from the recovery property to the financing parties or their assignees. The Securitization Law provides that any such order shall remain in full force and effect notwithstanding any bankruptcy, reorganization, or other insolvency proceedings with respect to the debtor, pledgor, or transferor of the recovery property. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property for the recovery bonds might not be practical, and acceleration of the recovery bonds before maturity might have little practical effect” in this prospectus.

The Securitization Law and the Financing Order Provide that the Transfer of Recovery Property is a True Sale

The Securitization Law and the financing order provide that a utility corporation’s transfer of recovery property is an absolute transfer and true sale of, and not a pledge or secured transaction relating to, the transferor’s right, title, and interest to and under the recovery property. The Securitization Law provides that the characterization of the sale, assignment, or transfer as an absolute transfer and true sale is not affected or impaired by:

•	commingling of recovery charges with other amounts;

•

the retention by the seller of a partial or residual interest, including an equity interest, including an equity interest, in the recovery property, whether direct or indirect, subordinate or otherwise;

•	any recourse that the purchaser may have against the seller;

•	any indemnification rights, obligations, or repurchase rights made or provided by the seller;

•	the obligation of the seller to collect recovery charges on behalf of an assignee;

•	the transferor acting as servicer of the recovery charges;

•	the treatment of the sale, assignment, or other transfer for tax, financial reporting, or other purposes;

•	the granting or providing to bondholders a preferred right to the recovery property;

•	any application of the true-up adjustment of the recovery charges as provided in the Securitization Law; or

•	the status of the assignee as a direct or indirect wholly-owned subsidiary of the utility corporation.

Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” and “How A Bankruptcy May Affect Your Investment” in this prospectus.

A sale or similar outright transfer of an interest in recovery property may occur only when all of the following have occurred:

•	the financing order creating the recovery property has become effective;

•	the documents evidencing the transfer of recovery property have been executed by the assignor and delivered to the assignee; and

•	value is received for the recovery bonds.

After such a transaction, the recovery property is not subject to any claims of the transferor or the transferor’s creditors, other than creditors holding a prior security interest in the recovery property perfected in accordance with the Securitization Law.

The Securitization Law Requires the Utility Corporation and its Successors to Service the Recovery Property

The Securitization Law provides that any successor to the utility corporation, whether pursuant to any bankruptcy, reorganization, or other insolvency proceeding, or pursuant to any merger or acquisition, sale or other business combination, or other transfer, by operation of law, must perform and satisfy all obligations of, and have the same rights under a financing order as, the utility corporation under the financing order in the same manner and to the same extent as the utility corporation, including collecting and paying to the person entitled to receive the revenues, collections, claims, payments, money or proceeds of the recovery property. Please read “The Servicing Agreement—Successor Servicer” in this prospectus.

State Pledge

Under the Securitization Law, the State of New York pledges and agree with holders, any assignee, and all other financing parties that the State of New York will not in any way take or permit any action that limits, alters or impairs the value of recovery property or, except as required by the true-up mechanism described in the financing order, reduce, alter or impair the recovery charges that are imposed, collected and remitted for the benefit of the owners of the recovery bonds, any assignee, and all financing parties, until all principal and interest in respect of the recovery bonds, all other financing costs and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid or performed in full.

Unlike the citizens of California and some other states, the citizens of the State of New York currently do not have the constitutional right to adopt or revise state laws by initiative or referendum. Thus, absent an amendment of the New York Constitution, the Securitization Law cannot be amended or repealed by direct action of the electorate of the State of New York.

Constitutional Matters

To date, no federal or New York cases addressing the repeal or amendment of statutory provisions analogous to those contained in the Securitization Law have been decided. There have been cases in which courts applied the Contract Clause of the United States Constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of recovery bonds issued by public instrumentalities or private issuers (or issuing entities), or otherwise substantially impairing or eliminating the security for recovery bonds or other indebtedness. Based upon this case law, Hunton expects to deliver a reasoned opinion (the “Hunton Opinion”) prior to the closing of the offering of the recovery bonds. Subject to Hunton’s research and analysis on the subject, as well as the assumptions stated therein, the Hunton Opinion will state to the effect that a reviewing court of competent jurisdiction, in a properly prepared and presented case, would conclude that the State Pledge constitutes a contractual relationship between the bondholders and the State of New York, and that, absent a demonstration by the State of New York that any legislative action, whether by legislation or state ballot measure, that becomes law that limits, alters or impairs the value of the recovery property or reduces, alters or impairs the recovery charges (such action being referred to as a “legislative action”) so as to impair (a) the terms of the indenture or the recovery bonds or (b) the rights and remedies of the bondholders (or the trustee acting on their behalf) (each such act, an “impairment”), is necessary to further a significant and legitimate public purpose, and upon a finding by the court that an evident and more moderate course would serve the State’s purposes equally well, the bondholders could successfully challenge under the Federal Contract Clause the constitutionality of any legislative action that causes an impairment prior to the time that the recovery bonds are fully paid and discharged. The relevant case law also indicates that the State’s justification would be subjected to a higher degree of scrutiny, and that the State would bear a more substantial burden, if the legislative action impairs a contract to which the State is a party (which the depositor believes to be the case here), as contrasted to a contract solely between private parties. It may be possible for the New York legislature to repeal or amend the Securitization Law or for the Commission to amend or revoke the financing order notwithstanding the State Pledge, if the legislature or the Commission acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting NYSEG, or if the legislature otherwise acts in the valid exercise of the State’s police power.

In addition, any legislative action of the New York legislature adversely affecting the recovery property or the ability to collect recovery charges may be considered a “taking” under the United States Constitution or the New York State Constitution. Hunton has advised the issuing entity that it is not aware of any federal or New York state court cases addressing the applicability of the Takings Clause of the United States or New York Constitutions in a situation analogous to that which would be involved in an amendment or repeal of the Securitization Law. Hunton expects to render a reasoned opinion, prior to the closing of the offering of the recovery bonds, to the effect that under existing case law, assuming a Takings Clause analysis were applied under the United States Constitution, there are sufficient legal grounds for a court to require the State of New York to pay just compensation to the bondholders if the State’s repeal or amendment of the Securitization Law or taking of any other action in contravention of the State Pledge, (a) constituted a permanent appropriation of a substantial property interest of the bondholders in the recovery property or denied all economically productive use of the recovery property; (b) destroyed the recovery property other than in response to emergency conditions; or (c) substantially reduced, altered or impaired the value of the recovery property so as to unduly interfere with the reasonable expectations of the bondholders arising from their investments in the recovery bonds. In examining whether action of the New York legislature amounts to a taking, both U.S. federal and New York state courts will consider the character of the governmental action and whether such action substantially advances the legitimate governmental interests of the State of New York, the economic impact of the governmental action on the bondholders and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient for you to recover fully your investment in the recovery bonds.

In connection with the foregoing, Hunton will advise the issuing entity that issues relating to the Contract Clause of the United States Constitution and the Takings Clause of the United States and New York Constitutions are decided on a case-by-case basis and that courts’ determinations, in most cases, are strongly influenced by the facts and circumstances of the particular case. Hunton will further advise the issuing entity that there are no reported controlling judicial precedents that are directly on point. The Hunton Opinion described above will be subject to the qualifications included therein. The issuing entity will file a copy of the Hunton Opinion as an exhibit to the registration statement of which this prospectus is a part, or to one of the issuing entity’s periodic filings with the SEC.

The degree of impairment necessary to meet the standards for relief under a Takings Clause analysis or Contract Clause analysis could be substantially in excess of what a bondholder would consider material.

For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

NYSEG’S FINANCING ORDER

NYSEG’s Financing Order

On August 23, 2024, NYSEG submitted a petition for a financing order to the Commission, seeking authority to recover approximately $680 million of approved recovery costs incurred by NYSEG, plus upfront financing costs. The Commission issued its financing order which authorizes NYSEG to issue a series of recovery bonds to recover approximately $680 million of approved recovery costs, plus upfront financing costs (the “Securitizable Balance”) as Case 24-E-0493. The financing order was issued on December 19, 2024. Absent an appeal or challenge to the financing order it will become final and not subject to further appeal on January 22, 2025.

The financing order, pursuant to the provisions of the Securitization Law, shall be irrevocable at the time of the transfer of recovery property to an assignee or the issuance of recovery bonds and, except as contemplated by the periodic true-up adjustments, the Commission may not amend, modify, or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate or otherwise adjust recovery charges approved in the financing order.

However, the Securitization Law further provides that nothing therein precludes limitation or alteration if and when full compensation, including full cost recovery, is made for the full protection of the recovery charges collected pursuant to the financing order and the full protection of the bondholders and any assignee or financing party.

The issuing entity filed the financing order with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The depositor summarized portions of the financing order below.

Recovery Charges

The Financing Order Requires the Imposition and Collection of Recovery Charges

Pursuant to the financing order, the recovery charge will be assessed on a per kWh basis for non-demand customers, on a per kW basis for demand billed customers and on an on-peak, as-used demand basis for standby service and optional demand service customers. Such recovery charges will be in amounts sufficient to retire the principal amount of the recovery bonds in accordance with the expected sinking fund schedule, to pay all interest on the recovery bonds when due, and to pay all ongoing financing costs relating to the recovery bonds (“ongoing financing costs”). Under the financing order, there is no limit on the amount of the recovery charge.

The Financing Order Provides that Recovery Charges are Non-bypassable

As required by the Securitization Law, the financing order provides that for so long as the recovery bonds are outstanding, the recovery charges shall be imposed on current and future electric customer bills and will be collected by NYSEG or its successors, the issuing entity or a collection agent, in full, and paid by existing and future customers receiving electric transmission or distribution service, or both, within NYSEG’s service area from NYSEG or its successors or assignees under rate schedules or special contracts approved by the Commission. The recovery charges shall be non-bypassable and imposed on all customers in the service area and collected by NYSEG or its successor, agent, subcontractor, assignee, or collection agent as permitted by the financing order.

The financing order specifies that it is binding on any successor to NYSEG that provides transmission and distribution service directly to all existing and future customers receiving electric transmission or distribution services, or both, from NYSEG or its successors or assignees within the service area under Commission-approved rate schedules or special contracts, including collecting and paying to the bondholders revenues arising with respect to the recovery property.

New York State has transitioned from a classic net metering program to a value-based one known as Value of Distributed Energy Resources. Under current Commission regulations, all New York net metering customers, including customers of NYSEG, pay a customer benefit contribution charge. Such net metered customers will be assessed the recovery charge based on their net usage.

In the servicing agreement, NYSEG will covenant to assert in an appropriate forum that any municipality, or any other person or entity, that acquires any portion of NYSEG’s electric distribution facilities must be treated as a successor to NYSEG under the Securitization Law and the financing order, subject to approval by the Commission, and that its customers remain responsible for payment of recovery charges. Please read “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

Under the financing order, recovery charges shall be applied to net metered customers consistent with other rates and charges applied to such customers. Under current regulations and procedures, net metered customers will pay the recovery charges based on net metered amounts, calculated by month, based on the amount by which energy consumed by such customer exceeded the energy produced by such customer. If a customer generates more energy than it consumes during a monthly period, the customer will not owe for the recovery charge but additionally will not receive a credit for the recovery charge. As of November 11, 2024, 2.14% of NYSEG’s customers are net metered.

The Financing Order Approves the Methodology used to Calculate the Recovery Charges

The financing order approves the methodology by which the recovery charges will be calculated and adjusted from time to time by the servicer pursuant to the issuance advice letter and tariff compliance statements submitted to the Commission as described below.

NYSEG’s recovery charge shall be initially allocated to service classes based on its respective rate year delivery service revenues from the 2023 rate plan. The allocated amounts shall be recovered on a per kWh basis for non-demand billed customers, on a per kW basis for demand billed customers, and on an as-used demand basis for standby service customers and optional demand service customers. NYSEG’s recovery charge will not be fixed and will be allocated to service classes based on delivery service revenues under its then-current rate plan in accordance with the delivery service revenue allocation effective at the start of each succeeding rate year.

The table below shows the current % allocation of recovery charges amongst NYSEG’s service classes.

Service Class	Percent of Current Rate Plan Year Delivery Service Revenue	Customer Classes Included	Method of Assessment
1 – Residential Regular	52.97%	Residential	Usage ($/kWh)
8 - Residential Day/Night	12.3%	Residential	Usage ($/kWh)
12 - Residential Time-of-Use	0.86%	Residential	Usage ($/kWh)
2 - General Service with Demand	16.28%	Commercial, Industrial	Demand ($/kW)
3P - Primary Service with Demand	0.57%	Commercial, Industrial	Demand ($/kW)
3S - Subtransmission Service with Demand	0.02%	Commercial, Industrial	Demand ($/kW)
6 - General Service Regular	4.99%	Commercial, Industrial	Usage ($/kWh)
7-1 - Time-of-Use Secondary Service	4.65%	Commercial, Industrial	Demand ($/kW)
7-2 - Time-of-Use Primary Service	4.31%	Commercial, Industrial	Demand ($/kW)
7-3 - Time-of-Use Subtransmission Service	1.08%	Commercial, Industrial	Demand ($/kW)
7-4 - Time-of-Use Transmission Service	0.48%	Commercial, Industrial	Demand ($/kW)
9 - General Service Day/Night	0.21%	Commercial, Industrial	Usage ($/kWh)
Street Lighting Service Classifications	0.90%	Commercial, Industrial	Usage ($/kWh)
SC5 - Area Lights	0.33%	Commercial, Industrial	Demand ($/kW)

In accordance with the financing order, after the initial implementation of the recovery charge, NYSEG will revise the recovery charge rates at least semi-annually to collect the required recovery charge revenue based on the then-current sales forecast. Please read “NYSEG’s Financing Order—Recovery Charges—The Financing Order Requires the Servicer to Periodically ‘True-Up’ the Recovery Charge” in this prospectus.

The Financing Order Requires the Servicer to Periodically “True-Up” the Recovery Charge

The financing order requires that the servicer make periodic true-up adjustments at least semi-annually (or quarterly beginning 12 months prior to the final scheduled payment date for the latest maturing tranche of the recovery bonds) to the recovery charges to ensure the recovery of amounts sufficient to provide for the timely payment of all principal and interest on the recovery bonds and all other ongoing financing costs and to replenish amounts drawn on the capital subaccount. In addition to the semi-annual (or quarterly, as applicable) true-up adjustment, the servicer is authorized under the financing order to make interim true-up adjustments at any time (i) if the servicer forecasts that recovery charge collections will be insufficient to make all scheduled payments of principal, interest, and all other ongoing financing costs on a timely basis during the current or next succeeding payment period, or (ii) to replenish any draw upon the capital subaccount.

Semi-annual compliance tariff statements, and interim true-up compliance tariff statements must be submitted to the Commission not less than 5 days prior to the effective date of the compliance tariff statement. The adjustment to the recovery charge shall automatically become effective on the effective date set forth in the compliance tariff statement. Each true-up adjustment filing will set forth the servicer’s calculation of the true-up adjustment to the recovery charges. The Commission’s review of any adjustment will be limited to identification of mathematical or clerical errors in the calculation of any adjustment to the recovery charges. If the Commission informs NYSEG of any mathematical or clerical errors in such calculation, NYSEG will address such error in a subsequent true-up adjustment filing.

The Initial Recovery Charges

The initial recovery charges will be determined and approved by the Commission as part of the issuance advice letter process described below. Please read “NYSEG’s Financing Order—Issuance Advice Letter” in this prospectus. The initial recovery charge for the recovery bonds offered hereby is expected to represent on an annualized basis approximately  % of the total electric bill, received by a     kWh residential customer of NYSEG based on rates as of     .

The recovery charges will become effective on the date specified in the issuance advice letter, and will be subject to periodic true-up as described above.

Partial Payments of the Recovery Charges will be Pro-rated

The financing order requires that, if any amounts collected by the servicer represent partial payments of the total bill to a customer, such partial payment shall be applied to all charges on the bill, including without limitation all recovery charges, other similar securitization charges and other billed amounts on a pro-rata basis consistent with NYSEG’s current process for allocating partial payments.

Issuance Advice Letter

Not later than 1 business day after the pricing date of the recovery bonds, NYSEG is required to submit to the Commission an issuance advice letter, which will include:

•	terms of issuance, including pricing and principal amount of the recovery bonds;

•	the net proceeds from the sale of the recovery bonds and estimated upfront financing costs;

•	the initial recovery charge;

•	a description of the recovery costs to be financed and the amount thereof; and

•	the expected savings to customers.

The financing order provides that NYSEG may proceed with the issuance of the recovery bonds unless, before noon on the fourth business day after the recovery bonds are priced, the Commission issues an order directing that the recovery bonds shall not be issued and the basis for that disapproval.

Servicing Agreement

In the financing order, the Commission authorized NYSEG, as the servicer, to enter into the servicing agreement described under “The Servicing Agreement” in this prospectus. The servicing agreement will provide that NYSEG may not resign from its obligations and duties as servicer thereunder, except if (a) NYSEG determines that the performance of its duties under the servicing agreement is no longer permissible under applicable law or (b) satisfaction of the following: (i) the rating agency condition shall have been satisfied and (ii) the Commission shall have approved such resignation. No resignation by NYSEG as servicer will become effective until a successor servicer has assumed NYSEG’s servicing obligations and duties under the servicing agreement. Please read “The Servicing Agreement—Matters Regarding the Servicer” in this prospectus.

Recovery charges will be collected by NYSEG from customers as part of its normal collection activities. Recovery charges will be deposited by NYSEG into the collection account under the terms of the indenture, the series supplement and the servicing agreement. Recovery charge collections shall be remitted to the trustee for deposit into the collection account as soon as practicable but in no event later than the second business day after such payments are received. In the event that NYSEG is unable to remit actual recovery charge collections it will remit recovery charge collections estimated to have been received by NYSEG from or on behalf of customers on such business day in respect of all previously billed recovery charges as soon as practicable but in no event later than the second business day after which such payments are estimated to have been received. Any estimated daily remittances made by NYSEG will use the then-current days sales outstanding. No less often than semi-annually, estimated recovery charge collections will be reconciled with actual recovery charge collections, based on days sales outstanding. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

THE DEPOSITOR, SELLER, INITIAL SERVICER AND SPONSOR

General

NYSEG will be the depositor, seller and initial servicer of the recovery property securing the recovery bonds, and will be the sponsor of the securitization in which recovery bonds covered by this prospectus are issued.

NYSEG, a New York corporation incorporated in 1852 and headquartered in Binghamton, New York, is a wholly-owned subsidiary of Avangrid Networks, Inc. (“Networks”) which is a wholly-owned subsidiary of Avangrid, Inc. (“Avangrid”), which is a wholly-owned subsidiary of Iberdrola, S.A. (Iberdrola), a corporation organized under the laws of Spain. NYSEG is principally engaged in the purchase, transmission, distribution and sale of electricity and natural gas in upstate New York, providing service to approximately 920,000 electricity and 272,000 natural gas customers including the cities of Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. We are regulated by the Commission and the FERC. NYSEG operates 43,314 miles of electric distribution lines and 4,548 miles of electric transmission lines, as well as 430 substations to deliver over 15,000,000 MWh of electricity annually. NYSEG also operates 8,527 miles of natural gas distribution pipelines and 20 miles of gas transmission pipelines delivering 52,445,000 DTh annually. Under current New York law and Commission regulations, NYSEG has exclusive jurisdiction over its service area and is the only service provider which can provide distribution and generation services within the service area.

Networks also owns The Berkshire Gas Company, Central Maine Power Company, Connecticut Natural Gas Corporation, Maine Natural Gas Corporation, Rochester Gas and Electric Corporation, The Southern Connecticut Gas Company and The United Illuminating Company. As of June 30, 2024, NYSEG’s electric customer base included approximately 793,000 residences, 125,000 commercial firms and 2,600 industrials, municipalities and other electric utilities.

During the year ended December 31, 2023, NYSEG sold or delivered electricity to an average of 919,140 customers and, for the 12 months ended December 31, 2023, its total electric operating revenue was derived as follows: 69.7% Residential; 25.9% Commercial; 3.6% Industrial and 0.8% Other.

The recovery bonds do not constitute a debt, liability or other legal obligation of NYSEG or Avangrid.

NYSEG Customer Base and Electric Energy Consumption

The following tables show the electricity delivered to customers, electric delivery revenues and number of customers for each customer class and each of the five preceding years and for the six months ended June 30, 2023 and 2024. There can be no assurances that the electricity sales, electric revenues and number of customers or the composition of any of the foregoing will remain at or near the levels reflected in the following tables.

Electricity Delivered to Retail Customers, Electric Delivery Revenues and Retail Customers

Retail Electric Usage (As Measured by MWh Sales) by Customer Class (1)

Customer Class	2019	2020	2021	2022	2023	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024
Residential	6,793,411	7,025,399	7,111,863	7,038,103	6,797,432	3,335,015	3,412,125
Commercial	5,885,835	5,405,723	5,526,149	5,609,766	5,713,026	2,815,656	2,799,887
Industrial	2,770,388	2,713,545	2,714,184	2,767,138	2,664,144	1,290,423	1,219,247
Other	64,806	53,781	42,455	37,095	38,747	18,223	15,241

Total	15,514,440	15,198,448	15,394,651	15,452,102	15,213,349	7,459,317	7,446,500

(1)	Amounts may not add up due to rounding.

Retail Electric Revenue by Customer Class (1)

(dollars in thousands)

Customer Class	2019	2020	2021	2022	2023	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024
Residential	$718,324	$755,028	$859,499	$1,032,483	$1,010,870	$499,216	$578,008
Commercial	294,703	278,559	330,191	389,778	375,988	181,846	211,632
Industrial	53,771	54,989	53,506	50,392	52,174	24,057	28,160
Other	11,240	9,728	9,179	9,119	11,505	5,422	6,455

Total	$1,078,038	$1,098,304	$1,252,374	$1,481,772	$1,450,536	$710,541	$824,256

(1)	Amounts may not add up due to rounding.

Average Number of Metered Retail Electric Customers (1)

Customer Class	2019	2020	2021	2022	2023	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024
Residential	778,248	782,370	787,010	789,120	791,764	791,105	792,938
Commercial	121,425	122,120	123,812	124,663	124,696	124,551	125,373
Industrial	1,790	1,728	1,673	1,620	1,564	1,578	1,513
Other	1,130	1,118	1,116	1,118	1,116	1,117	1,112

Total	902,593	907,336	913,611	916,521	919,140	918,350	920,936

(1)	Amounts may not add up due to rounding.

Forecasting Electricity Consumption

NYSEG develops retail electricity sales forecasts each year for financial planning and integrated resource planning, which the latter is filed annually with the Commission. These updates reflect retail load migration along with other minor changes.

NYSEG develops econometric models to forecast electricity sales for the residential, commercial and industrial market segments. These forecasts will be used to calculate the recovery charges for any given period, in order to determine the revenue required to meet the principal and interest and other ongoing financing costs for the recovery bonds.

For the residential sector, electricity consumption is modeled as a function of population, housing, price, income and heating and cooling degree days. The commercial sector is modeled as a function of price, gross metro product, which measures the value of goods and services produced in an identified metropolitan area, (GMP), non-manufacturing, non-manufacturing employment and heating and cooling degree days for NYSEG’s service area. Electricity usage for the industrial sector is modeled as a function of price, GMP – manufacturing, employment – manufacturing, and heating degree days. Forecasted weather-related drivers assume normal weather conditions. A rolling 10-year average for such weather drivers as heating and cooling degree-days are employed in developing the sales forecast.

NYSEG’s electricity demand forecast models have been in use in their current form for more than five years and have undergone extensive review by the Commission. Each year NYSEG updates these models with the most recent recorded data, and conducts testing to ensure that model statistics indicate that drivers are relevant and significant.

The most common source of forecast variance is weather, more specifically significant variances from what is defined as “normal” weather as the models assume normal weather in the forecasting horizon. The COVID-related mandated shutdowns, which led to negative commercial/industrial sales but increased residential sales was also a source of forecast variance between 2020 and 2022. While the econometric models utilize economic series that include a certain amount of economic development growth, large one-off constructions or a large customer unexpectedly shutting down would be other causes of forecast variance. Upstate New York is not experiencing significant population growth at the present time so the growth rate is relatedly flat and stable, however, the significant increase in beneficial electrification (i.e. EV adoption and conversion to electric heat pumps) as well as distributed generation, net metering, and co-generation are all disruptive technologies that are difficult to accurately predict and, therefore, could be sources of forecast variances in the future.

The table below shows electricity forecasts and variances from the forecast for the five years ending December 31, 2019 through 2023.

Annual Forecast Variance For Ultimate Electric Delivery (MWh)

	2019	2020	2021	2022	2023
Forecast (1)	15,644,390	15,582,162	14,760,384	15,964,375	15,562,412
Actual	15,514,440	15,198,448	15,394,651	15,452,102	15,213,349
Variance	(0.8%)	(2.5%)	4.3%	(3.2%)	(2.2%)

(1)	Annual Electric Delivery Forecast (MWh).

Variances among the customer classes, which are used to allocate payment responsibility for the recovery bonds, may differ from the variances shown above, as the classifications relate to distribution voltage only.

Billing and Collections

The vast majority of NYSEG’s customers are billed on a monthly (30-day) cycle. On average, NYSEG sends out approximately 47,000 bills per day. In 2023, NYSEG received approximately 41% of total bill payments through third-party payment vendors. Approximately 28% of bill payments were received via direct debit. Approximately 28% of bill payments were received via remittances, either from NYSEG’s mail payment processer or were wired directly from a customer bank account. The remaining 3% of bill payments were received through a mix of collection agency payments, payments made to a customer service representative at a local office, credit or debit card payments or payments made by the department of social services on a customer’s behalf.

Regardless of payment type, if a customer currently has a delinquent debt, such delinquent debt balance is paid first followed by any outstanding current debt. An account’s debt is broken into delinquent vs. current debt. Delinquent debt is debt aged greater than the late payment date of the bill. Current debt is debt aged less than the late payment due date of the bill. Residential customers are entitled to apply to pay past due balances through payment plans developed with NYSEG.

Residential and non-residential customer accounts are due upon receipt and customers have 23 days to pay their bill. On the 24th day following receipt of a bill late payment charges are assessed on any past due balance. On the 29th day following receipt of a bill a disconnection notice will be generated for any customers with an unpaid balance of $75 or more. NYSEG mails a 15-day disconnection notice to residential customers and an eight-day disconnection notice to non-residential customers. Prior to termination of service, NYSEG makes a reasonable attempt to contact the customer of record.

For both residential and non-residential customers, a final bill including all unpaid amounts is issued if service remains off for seven days after disconnection for non-payment. For all customers, if amounts remain outstanding for 15 days a reminder phone call will be completed and after 24 days a warning letter of non-payment will be issued. Unpaid residential and non-residential accounts will be referred to third-party collection agencies approximately 30 days after final bill issued. Third-party collection agencies manage the listing with major credit bureaus. Active collections on unpaid accounts will continue up to the statutory limit of six years. Under current policies, unpaid final account balances are written off approximately 70 days after a final bill is issued.

Generally, service may be disconnected if payment or a payment agreement is not received after all notifications have been provided. Before restoring service that has been shut-off for non-payment, NYSEG has the right to require the payment of the past due amount, a signed payment agreement, a reconnection fee, and a deposit, if applicable. The Commission limits NYSEG’s ability to disconnect customers when temperatures are above 85 degrees or wind chill values are at or below 32 degrees Fahrenheit.

Credit Policy

Under New York law and Commission regulatory guidelines, NYSEG is obligated to provide service to electricity customers who have met the requirements for service. However, NYSEG is not obligated to provide service to an applicant for seasonal, short-term residential service or non-residential service if they fail to post a required deposit or if there is suspected theft or fraud. NYSEG is not obligated to provide service to an applicant for seasonal, short-term residential service or non-residential service if they fail to post a required deposit or if there is suspected theft or fraud.

Certain accounts are secured with deposits or guarantees to mitigate potential losses. Commission regulations establish the criteria for requesting deposits from specific classes of customers.

Per the Home Energy Fair Practices Act (HEFPA), Residential short-term or seasonal customers may be required to post a deposit prior to receiving service. Current customers who had utility service terminated for non-payment during the preceding six months may also be assessed a deposit. The deposit may not be greater than twice the average monthly bill unless the account is a heating service where the deposit may be twice the estimated average monthly bill for the heating season. Non-residential security deposits may be requested from a new customer or an existing customer who is delinquent and may not exceed the cost of twice the average monthly usage during the peak season.

NYSEG does not use external credit reporting to assess creditworthiness. NYSEG reserves the right to modify its credit and collections policies periodically in compliance with Commission regulations.

Loss Experience

Increased disconnection activity on larger post-pandemic balances has resulted in more balances being written off for higher dollar amounts. The following table sets forth information relating to NYSEG’s annual net write-offs as a percentage of total billed electric revenues for its electric customers for the five years ending December 31, 2019 through 2023 and for the six months ended June 30, 2023 and 2024:

Net Write-Offs as a Percentage of Retail Electric Revenues (dollars in thousands)
	2019	2020	2021	2022	2023	Six Months Ended June 30
						2023	2024
Total Retail Electric Revenues	$1,078,038	$1,098,304	$1,252,374	$1,481,772	$1,450,536	$710,541	$824,256
Net Write-Offs	$13,263	$5,011	$5,812	$15,370	$26,169	$7,409	$14,080
Percentage of Total Retail Electric Revenues	1.23%	0.46%	0.46%	1.04%	1.80%	1.04%	1.71%

Average Days Sales Outstanding

The following table sets forth information relating to the average number of days customer electricity bills remained outstanding from the bill date for the five years ending December 31, 2019 through 2023 for the six months ended June 30, 2023 and 2024.

Average Days Sales Outstanding
	2019	2020	2021	2022	2023	Six Months Ended June 30,
						2023	2024
Average Days Sales Outstanding	39	43	47	48	51	51	48

Delinquencies

The following table sets forth information relating to the delinquencies as a percentage of total annual retail revenues for all classes of electric customers as of December 31, 2019 to 2023 and as of June 30, 2023 and 2024. Balances are delinquent when the following month’s bill is rendered. Customers on payments plans who are current on their plan installments are not considered delinquent.

Delinquencies as a Percentage of Total Electric Revenues
	As of December 31					As of June 30
	2019	2020	2021	2022	2023	2023	2024
31-60 days	0.44%	0.51%	0.55%	0.75%	0.71%	0.94%	0.77%
61-90 days	0.30%	0.45%	0.44%	0.59%	0.58%	0.89%	0.59%
91+ days	2.57%	3.53%	4.13%	4.19%	4.93%	5.12%	4.24%
Total	3.32%	4.49%	5.12%	5.53%	6.21%	6.95%	5.60%

New York collection moratoriums due to the pandemic (which expired on December 21, 2021) have altered customer payment behaviors. The pandemic resulted in over two years of no disconnections and one year of limited disconnections. These changes in customer payment behavior led to higher past due bills. Consequently, we are seeing higher and longer terms for payment agreements. HEFPA allows qualified customers to set up payment agreements with terms as low as the current bill plus $10 per month.

Since April 2024, overdue accounts greater than 30 days has shown a decline. An increased focus on field strategies is positioning NYSEG to continue decreasing overdue accounts. NYSEG has seen an increase in payment agreements, which customers must remain current on or be required to pay the total past due balances.

No Prior Sponsor Experience or Servicing Experience Relating to Recovery Charges

The recovery charge will be the first such charge imposed on customers of NYSEG. Although NYSEG does not have prior experience sponsoring recovery bonds or servicing recovery charges, it is highly experienced in calculating and implementing rates and charges across distinct service classes and billing those amounts to customers. These rates and charges are subject to periodic adjustment, including filing with, and review and approval by, the Commission. For example, NYSEG’s customers are currently subject to a “transition charge” made up of various components that are analogous to the recovery charge including a non-bypassable charge which is a per kWh charge to recover specific generation and purchased power-related costs net of credits for the value of generation and purchased power controlled by NYSEG. The calculation of recovery charges and related billings will follow essentially the same processes as NYSEG currently follows with respect to the calculation and implementation of rates and charges, including the “transition charge.”

Though NYSEG’s existing customer charges are not remitted to a subsidiary, the method of calculating, imposing and collecting is the same.

While the recovery charges will be the property of NYSEG Storm Funding, LLC, as an electric utility in New York State, NYSEG has over one hundred years of experience in collecting charges from its customers, which it will be doing on behalf of NYSEG Storm Funding, LLC, as initial servicer of the recovery property. Therefore, NYSEG has a long history of collecting different charges from its customers and allocating them accordingly. Further, NYSEG believes that it has installed a collection and cash management system that will allow it to remit to the indenture trustee, on a daily basis, the actual recovery charges received.

Municipalization

Under New York law, local municipalities may seek to acquire portions of NYSEG’s electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems and serve customers with those facilities. In the servicing agreement, the servicer has agreed to take legal or administrative actions as may be reasonably necessary to attempt to prevent the granting by the State of New York or the Commission, after the closing date, of any material exemptions from the obligation to pay recovery charges that are not expressly provided for in the Securitization Law and that violate the State Pledge or any other obligations of the State of New York or the Commission under the Securitization Law or the financing order, including any failure of the Commission to require any municipal entity which acquires any portion of the service area of NYSEG to impose, collect and remit the recovery charges. NYSEG’s service area has not been and is not currently subject to any such municipalization effort.

The Securitization Law and the financing order provide that the recovery charges must be paid by all existing and future electric customers within NYSEG’s service area.

The Securitization Law also specifies that any successor to a utility corporation shall perform and satisfy all obligations of the utility corporation pursuant to the Securitization Law, including collecting and paying to the bondholders revenues arising with respect to the recovery property. In the servicing agreement, NYSEG will covenant to assert in an appropriate forum that any municipality that acquires any portion of NYSEG’s electric distribution facilities must be treated as a successor to NYSEG under the Securitization Law and the financing order, subject to approval by the Commission, and that retail electric customers in such municipalities remain responsible for payment of recovery charges.

Successors

New York law also provides the merger, sale or control of NYSEG, either directly or indirectly, by any person or corporation must be approved by the Commission. The Securitization Law specifies that any successor to a utility corporation shall perform and satisfy all obligations of, and have the same rights under a financing order as, the utility corporation under the financing order in the manner and to the same extent as the utility corporation, including collecting and paying to the bondholders revenues, collections, claims, payments, money or proceeds arising with respect to the recovery property. Further, the financing order states that it is binding on NYSEG and any successor that provides transmission or distribution electric service directly to customers of NYSEG. In the servicing agreement, NYSEG has covenanted to assert in an appropriate forum that any person or corporation that merges with, acquires or controls NYSEG directly or indirectly must be treated as a successor to NYSEG under the Securitization Law and the financing order, subject to approval by the Commission, and that customers remain responsible for payment of recovery charges.

Future Securitizations

In the event that New York State adopts new legislation, NYSEG, in its sole discretion, may sell recovery property or property similar to recovery property, created by one or more separate financing orders in connection with the issuance of additional recovery bonds or obligations similar to the recovery bonds without your prior review or approval.

Any new issuance would be offered pursuant to a separate registration statement and may include terms and provisions that would be unique to that particular issuance. NYSEG has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution and delivery of an intercreditor agreement are conditions precedent to the sale of additional recovery property or similar property consisting of non-bypassable charges payable by customers comparable to the recovery property to another entity. Please read “Security for the Recovery Bonds—Intercreditor Agreement” and “Sale Agreement—Covenants of the Seller” in this prospectus.

NYSEG STORM FUNDING, LLC, THE ISSUING ENTITY

The issuing entity is a special purpose limited liability company formed under the Delaware Limited Liability Company Act pursuant to a shareholder consent executed by the issuing entity’s sole member, NYSEG, and the filing of a certificate of formation with the Secretary of the State of Delaware. The issuing entity was formed on November 6, 2024.

The issuing entity has been organized as a special purpose subsidiary of NYSEG for the limited purpose of holding the recovery property and issuing the recovery bonds secured by the recovery property and other collateral pledged to secure the recovery bonds.

The issuing entity’s limited liability company agreement restricts it from engaging in activities other than those described in this section. The issuing entity does not have any employees, but it will pay its member for out-of-pocket expenses incurred by the member in connection with its services to the issuing entity in accordance with the issuing entity’s limited liability company agreement. The issuing entity has summarized selected provisions of its limited liability company agreement below, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. On the date of issuance of the recovery bonds, the capital subaccount securing the recovery bonds will be funded at a level equal to 0.50% of the principal amount of such recovery bonds issued or such other amount as may allow the recovery bonds to achieve the desired security rating and treat the recovery bonds as debt under applicable guidance issued by the Internal Revenue Service, which the issuing entity also refers to as the “IRS.”

At the time of the issuance of the recovery bonds, the issuing entity’s assets available to secure the recovery bonds will consist primarily of the recovery property and the other collateral held under the indenture and the series supplement for the recovery bonds.

Restricted Purpose

The issuing entity has been created for the sole purpose of:

•

acquiring, owning, holding, disposing of, administering, servicing or entering into agreements regarding the receipt and servicing of the recovery property, and any recovery property to be created by the financing order or an additional financing order, and the other collateral;

•	issuing the recovery bonds;

•	making payment on the recovery bonds;

•	distributing amounts released to the issuing entity;

•	managing, selling, assigning, pledging, collecting amounts due on, or otherwise dealing with the recovery property and the other recovery bond collateral and related assets;

•	negotiating, executing, assuming and performing the issuing entity’s obligations under the basic documents;

•	performing other activities that are necessary, suitable or convenient to accomplish these purposes.

The issuing entity’s limited liability company agreement does not permit the issuing entity to engage in any activities not directly related to these purposes, including issuing securities (other than the recovery bonds), borrowing money or making loans to other persons. The list of permitted activities set forth in the issuing entity’s limited liability company agreement may not be altered, amended or repealed without the affirmative vote of a majority of the issuing entity’s managers, which vote must include the affirmative vote of the issuing entity’s independent manager. The issuing entity’s limited liability company agreement and the indenture will prohibit it from issuing any recovery bonds (as such term is defined in the Securitization Law), other than the recovery bonds that the issuing entity will offer pursuant to this prospectus. Please read “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated” and “—Allocations as Between Series of recovery bonds” in this prospectus.

The Issuing Entity’s Relationship with NYSEG

On the issue date for the recovery bonds, NYSEG will sell the recovery property to the issuing entity pursuant to a sale agreement between the issuing entity and NYSEG. NYSEG will service the recovery property pursuant to a servicing agreement between the issuing entity and NYSEG and will provide administrative services to the issuing entity pursuant to an administration agreement between the issuing entity and NYSEG.

The Issuing Entity’s Management

Pursuant to the issuing entity’s limited liability company agreement, the issuing entity’s business will be managed by three or more managers, at least 1 of whom will be an independent manager, in each case appointed from time to time by NYSEG or, in the event that NYSEG transfers its interest in the issuing entity, by the issuing entity’s owner or owners. Following the initial issuance of recovery bonds, the issuing entity will have at least 1 independent manager, who among other things, must be a natural person who, for the five-year period prior to his or her appointment as an independent manager has not been and during the continuation of his or her service as independent manager is not:

•

an employee, director, manager, stockholder, partner, agent, consultant, attorney, accountant, advisor or officer of the issuing entity, NYSEG or any of their respective affiliates, other than his or her service as independent manager;

•

a creditor, service provider or supplier of the issuing entity, NYSEG or any their respective affiliates, except that an independent manager may be an employee of a supplier of corporate related services to the issuing entity or any of our affiliates; or

•	any member of the immediate family of a person described in either of the above bullets.

NYSEG, as the issuing entity’s sole member, will appoint the independent manager prior to the issuance of the recovery bonds. None of the issuing entity’s managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K. None of the issuing entity’s managers or officers beneficially own any equity interest in the issuing entity.

The following is a list of our managers as of the date of this prospectus:

Name	Age	Title	Background
Michael Panichi	38	Manager

Manager of the issuing entity. Vice President, Treasurer of Avangrid, Treasurer of NYSEG and Rochester Gas and Electric Corporation. Joined in 2016 as an Investor Relations Analyst, became Treasury Manager in 2022 and Treasury Director in 2023.

Andrea VanLuling	42	Manager

Manager of the issuing entity. Vice President, Controller of Avangrid Networks, Inc. since September 2021. Controller of NYSEG and Rochester Gas and Electric Corporation since December 2022. Joined in September 2017 as Assistant Chief Accounting Officer and became Chief Accounting Officer in June 2018.

Michelle A. Dreyer	52	Independent Manager

Ms. Dreyer is managing director of CSC’s Global Restructuring business for which she oversees services in connection with capital markets transactions. Ms. Dreyer serves as an independent director for bankruptcy remote entities and, in this capacity, has participated in many complex distress matters, including General Growth Properties and Sears Holding Corporation. In addition, Ms. Dreyer serves as an independent director for a variety of other special purpose vehicles, including wholly owned subsidiaries of publicly traded companies.

Manager Fees and Limitation on Liabilities

The issuing entity has not and will not compensate its managers, other than the independent manager, for their services on behalf of the issuing entity. The issuing entity will pay the annual fees of the independent manager from its revenues and will reimburse them for reasonable expenses. These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent managers may employ in connection with the exercise and performance of his or her rights and duties under the issuing entity’s limited liability company agreement.

The issuing entity’s limited liability company agreement provides that to the extent permitted by law, the managers will not be personally liable for any of the issuing entity’s debts, obligations or liabilities. The issuing entity’s limited liability company agreement further provides that, except as described below, to the fullest extent permitted by law, the issuing entity will indemnify the managers against any liability incurred in connection with their services as managers for us if they acted in good faith and in a manner which they reasonably believed to be in or not opposed to the issuing entity’s best interests. Each manager shall be exculpated from, and the issuing entity shall indemnify each manager from and against, all claims incurred by reason of any act or omission by such manager related to any criminal action unless they had reasonable cause to believe their conduct was unlawful or with respect to an independent manager, bad faith or willful misconduct. Unless ordered by a court, the issuing entity will not indemnify the managers if a final adjudication establishes that their acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. The issuing entity will pay any indemnification amounts owed to the managers out of funds in the collection accounts, subject to the priority of payments described under “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated” in this prospectus.

The Issuing Entity is a Separate and Distinct Legal Entity from NYSEG

Under the issuing entity’s limited liability company agreement, the issuing entity may not file a voluntary bankruptcy petition for relief under the Bankruptcy Code or any other state, local, federal, foreign or other law relating to bankruptcy, without the affirmative vote of a majority of the issuing entity’s managers, which vote must include the affirmative vote of the issuing entity’s independent manager. NYSEG has agreed that it will not cause the issuing entity to file a voluntary petition for relief under the Bankruptcy Code. The issuing entity’s limited liability company agreement requires the issuing entity, except for financial reporting purposes (to the extent required by generally accepted accounting principles) and for federal income tax purposes, and, to the extent consistent with applicable state law, state income and franchise tax purposes, to maintain its existence separate from NYSEG including:

•	taking all necessary steps to continue its identity as a separate legal entity;

•	making it apparent to third parties that the issuing entity is an entity with assets and liabilities distinct from those of NYSEG, other affiliates of NYSEG, the managers or any other person; and

•	making it apparent to third parties that, except for federal and certain other tax purposes, the issuing entity is not a division of NYSEG or any of its affiliated entities or any other person.

Administration Agreement

NYSEG will, pursuant to an administration agreement between NYSEG and the issuing entity, provide administrative services to the issuing entity, including, among others, services relating to required filings with the SEC with respect to the recovery bonds, any financial statements or tax returns the issuing entity might be required to file under applicable law, qualifications to do business, and minutes of the issuing entity’s managers’ meetings. The issuing entity will pay NYSEG a fixed fee of $62,500 per annum, plus reasonable out-of-pocket expenses.

DESCRIPTION OF THE RECOVERY BONDS

General

The depositor has summarized below selected provisions of the indenture and the recovery bonds. A form of the indenture and series supplement will be filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information” in this prospectus.

The recovery bonds are not a debt or general obligation of the State of New York or any of its political subdivisions, agencies, or instrumentalities and are not a charge on their full faith and credit. The recovery bonds shall not, directly or indirectly or contingently, obligate the State of New York or any agency, political subdivision, or instrumentality of the State of New York to levy any tax or make any appropriation for payment of the recovery bonds, other than for paying recovery charges in their capacity as a customer. Neither NYSEG nor any of its affiliates will guarantee or insure the recovery bonds. The recovery bonds do not constitute a pledge of the full faith and credit nor the taxing power of the State of New York or of any of its political subdivisions. The issuance of the recovery bonds under the Securitization Law will not directly, indirectly or contingently obligate the State of New York or any of its political subdivisions to levy or to pledge any form of taxation for the recovery bonds or to make any appropriation for their payment, other than in their capacity as consumers of electricity.

The issuing entity will issue the recovery bonds and secure their payment under an indenture that the issuing entity will enter into with U.S. Bank Trust Company, National Association, as trustee, referred to in this prospectus as the “trustee.” The issuing entity will issue the recovery bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that the issuing entity may issue one recovery bond of each tranche in a smaller denomination. The initial principal balance, scheduled final payment date, final maturity date and interest rate of the recovery bonds are stated in the table below:

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
A-1		$225,000,000
A-2		$225,000,000
A-3		$260,600,000

The scheduled final payment date of each tranche of recovery bonds is the date when the outstanding principal balance of such tranche will be reduced to zero if the issuing entity makes payments according to the expected sinking fund schedule. The final maturity date of each tranche of recovery bonds is the date when the issuing entity is required to pay the entire remaining unpaid principal balance, if any, of all outstanding recovery bonds of the relevant tranche. The failure to pay principal of recovery bonds by the final maturity date of any tranche is an event of default, but the failure to pay principal of recovery bonds by the scheduled final payment date of the related tranche will not be an event of default. Please read “—Interest Payments” and “—Principal Payments” and “—Events of Default; Rights Upon Event of Default” in this prospectus.

Payment and Record Dates and Payment Sources

Beginning     , the issuing entity will make payments of principal and interest on the recovery bonds semi-annually on      and      of each year, or, if that day is not a business day, the following business day (each, a “payment date”). So long as the recovery bonds are in book-entry form, on each payment date, the issuing entity will make interest and principal payments to the persons who are the holders of record as of the business day immediately prior to that payment date, which is referred to herein as the “record date.” If the issuing entity issues certificated recovery bonds to beneficial owners of the recovery bonds, the record date will be the last business day of the calendar month immediately preceding the payment date. On each payment date, the issuing entity will pay amounts on outstanding recovery bonds from amounts available in the collection account and the related subaccounts held by the trustee in the priority set forth under “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated” in this prospectus. These available amounts, which will include amounts collected by the servicer for the issuing entity with respect to the recovery charges, are described in greater detail under “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated” and “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

Interest Payments

Interest on the recovery bonds will accrue from and including the issue date to but excluding the first payment date, and thereafter from and including the previous payment date to but excluding the applicable payment date until the recovery bonds have been paid in full, at the interest rate indicated on the cover of this prospectus and in the table above. Each of those periods is referred to as an “interest accrual period.” The issuing entity will calculate interest on the recovery bonds on the basis of a 360-day year of 12 30-day months.

On each payment date, the issuing entity will pay interest on the recovery bonds equal to the following amounts:

•	if there has been a payment default, any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any; and

•

accrued interest on the principal balance of the recovery bonds as of the close of business on the preceding payment date (or with respect to the initial payment date, the date of the original issuance of the recovery bonds) after giving effect to all payments of principal made on the preceding payment date, if any.

The issuing entity will pay interest on the recovery bonds before the issuing entity pays principal on the recovery bonds. Interest payments will be made from collections of recovery charges, including amounts available in the excess funds subaccount and, if necessary, the amounts available in the capital subaccount. Please read “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated” in this prospectus.

Principal Payments

On each payment date, the issuing entity will pay principal of the recovery bonds to the bondholders equal to the sum, without duplication, of:

•	the unpaid principal amount of any recovery bond whose final maturity date is on that payment date, plus

•	the unpaid principal amount of any recovery bond upon acceleration following an event of default relating to the recovery bonds, plus

•	any overdue payments of principal, plus

•	any unpaid and previously scheduled payments of principal, plus

•	the principal scheduled to be paid on any recovery bond on that payment date,

but only to the extent funds are available in the collection account after payment of certain of the issuing entity’s fees and expenses and after payment of interest as described above under “—Interest Payments” in this prospectus. If the trustee receives insufficient collections of recovery charges for any payment date and amounts in the collection account (and the applicable subaccounts of the collection account) are not sufficient to make up the shortfall, principal of the recovery bonds may be payable later than expected. Please read “Risk Factors—Other Risks Associated with an Investment in the recovery bonds” in this prospectus. To the extent funds are so available, the issuing entity will make scheduled payments of principal of the recovery bonds to the holders of the recovery bonds of each tranche in the following order:

1. to the holders of the tranche A-1 recovery bonds, until the principal balance of that tranche has been reduced to zero,

2. to the holders of the tranche A-2 recovery bonds, until the principal balance of that tranche has been reduced to zero, and

3. then to the holders of the tranche A-3 recovery bonds, until the principal balance of that tranche has been reduced to zero.

However, unless an event of default has occurred and is continuing and the unpaid principal of the recovery bonds has been accelerated and declared due and payable, the issuing entity will not pay principal of any tranche of the recovery bonds on any payment date if making the payment would reduce the principal balance of that tranche to an amount lower than the amount specified in the expected amortization schedule below for that tranche on that payment date. Accordingly, principal of the recovery bonds may be paid later, but not sooner, than reflected in the expected sinking fund schedule, except in the case of an acceleration. The entire unpaid principal balance of a tranche of recovery bonds will be due and payable on the final maturity date of that tranche. The failure to make a scheduled payment of principal on the recovery bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to pay in full the unpaid balance of a tranche upon the final maturity date of such tranche.

Unless the recovery bonds have been accelerated following an event of default, any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.

If an event of default (other than a breach by the State of New York of the State Pledge) has occurred and is continuing, then the trustee or the holders of not less than a majority in principal amount of the recovery bonds then outstanding may declare the recovery bonds to be immediately due and payable, in which event the entire unpaid principal amount of the recovery bonds will become due and payable. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. However, the nature of the issuing entity’s business will result in payment of principal upon an acceleration of the recovery bonds being made as funds become available.

Please read “Risk Factors—Risks Associated With the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property for the recovery bonds might not be practical, and acceleration of the recovery bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the recovery bonds because the source of funds for payment is limited” in this prospectus.

If there is a shortfall in the amounts available to make principal payments on the recovery bonds that are due and payable at a tranche’s final maturity date or upon an acceleration following an event of default under the indenture, the trustee will distribute principal from the collection account pro rata to each tranche of the recovery bonds based on the principal amount of such tranche then due and payable on the payment date. If there is a shortfall in the amounts required to make principal payments on the recovery bonds that are scheduled to be paid, and if more than one tranche is scheduled to be paid on such payment date, the trustee will distribute principal from the collection account sequentially in the numerical order of such tranches.

The expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date of the recovery bonds from the issuance date to the scheduled final payment date. Similarly, the expected amortization schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for the recovery bonds from the issuance date to the scheduled final payment date.

EXPECTED SINKING FUND SCHEDULE

Semi-Annual Payment Date	Tranche A-1 Principal	Tranche A-2 Principal	Tranche A-3 Principal
	$	$	$

Total Payments

The issuing entity cannot assure you that the principal balance of the recovery bonds will be reduced at the rate indicated in the table above. The actual reduction in principal balance may occur more slowly. The actual reduction in principal balance will not occur more quickly than indicated in the above table, except in the case of acceleration due to an event of default under the indenture. The recovery bonds will not be in default if principal is not paid as specified in the schedule above unless the principal is not paid in full on or before the final maturity date.

EXPECTED AMORTIZATION SCHEDULE

Semi-Annual Payment Date	Tranche A-1 Principal	Tranche A-2 Principal	Tranche A-3 Principal
Closing Date	$225,000,000	$225,000,000	$260,600,000

On each payment date, the trustee will make principal payments to the extent the principal balance of the recovery bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the collection account after payment of certain of the issuing entity’s fees and expenses and after payment of interest.

Distribution Following Acceleration

Upon an acceleration of the maturity of the recovery bonds, the total outstanding principal balance of and interest accrued on the recovery bonds will be payable. Although principal will be due and payable upon acceleration, the nature of the issuing entity’s business will result in principal being paid as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property for the recovery bonds might not be practical, and acceleration of the recovery bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the recovery bonds because the source of funds for payment is limited” in this prospectus.

Optional Redemption

The issuing entity may not voluntarily redeem the recovery bonds.

Payments on the Recovery Bonds

The trustee will pay on each payment date to the holders of recovery bonds, to the extent of available funds in the collection account, all payments of principal and interest then due. The trustee will make each payment other than the final payment with respect to any recovery bonds to the holders of record of the recovery bonds on the record date for that payment date. The trustee will make the final payment of recovery bonds, however, only upon presentation and surrender of the recovery bonds at the office or agency of the trustee specified in the notice given by the trustee of the final payment. The trustee will mail notice of the final payment to the bondholders no later than 5 days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.

The failure to pay accrued interest on any payment date (even if the failure is caused by a shortfall in recovery charges received) will result in an event of default for the recovery bonds unless such failure is cured within 5 business days. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the bondholders on a special payment date. The special record date will be at least 15 business days prior to the date on which the trustee is to make such special payment (a “special payment date”). The issuing entity will fix any special record date and special payment date. At least 10 days before any special record date, the trustee will mail to each affected bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid.

The entire unpaid principal amount of the recovery bonds will be due and payable:

•	on the final maturity date; or

•

if an event of default under the indenture occurs and is continuing and the trustee or the holders of a majority in principal amount of the recovery bonds have declared the recovery bonds to be immediately due and payable.

However, the nature of the issuing entity’s business will result in payment of principal upon an acceleration of the recovery bonds being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property for the recovery bonds might not be practical, and acceleration of the recovery bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the recovery bonds because the source of funds for payment is limited” in this prospectus.

At the time, if any, the issuing entity issues the recovery bonds in the form of definitive recovery bonds and not to DTC or its nominee, the trustee will make payments on a payment date or a special payment date by wire transfer to each holder of a definitive recovery bond of record on the applicable record date to an account maintained by the payee.

If any special payment date or other date specified for any payments to bondholders is not a business day, the trustee will make payments scheduled to be made on that special payment date or other date on the next succeeding business day and no interest will accrue upon the payment during the intervening period.

Fees and Expenses

As set forth in the table below, the issuing entity is obligated to pay fees to the servicer, the trustee, its independent managers and NYSEG as administrator. The following table illustrates this arrangement.

Recipient	Source of Payment	Fees and Expenses Payable
Servicer	Recovery charge collections and investment earnings	$355,300 (0.05% of the initial aggregate principal amount of the recovery bonds) per annum (so long as servicer is NYSEG or an affiliate), plus reasonable out of pocket expenses

Trustee	Recovery charge collections and investment earnings	$5,000 per annum plus reasonable out of pocket expenses

Independent Manager	Recovery charge collections and investment earnings	$3,650 per annum

Administration Fee	Recovery charge collections and investment earnings	$62,500 per annum plus reasonable out of pocket expenses

The annual servicing fee for the recovery bonds payable to any other servicer not affiliated with NYSEG must be approved by the Commission. The Commission will not approve the appointment of a successor servicer unless the rating agency condition for the recovery bonds is satisfied.

Recovery Bonds Will Be Issued in Book-Entry Form

The recovery bonds will be available to investors only in the form of book-entry recovery bonds. You may hold your recovery bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to as Clearstream, or Euroclear in Europe. You may hold your recovery bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.

The Role of DTC, Clearstream and Euroclear

Cede & Co., as nominee for DTC, will hold the global recovery bond or recovery bonds representing the recovery bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies.

DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participants, either directly or indirectly (“indirect participants”). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

The Function of Clearstream

Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the recovery bonds. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Clearstream has customers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

The Function of Euroclear

The Euroclear System was created in 1968 in Brussels. Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the recovery bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Terms and Conditions of Euroclear

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). These Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

The Rules for Transfers Among DTC, Clearstream or Euroclear Participants

Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving recovery bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

DTC Will Be the Holder of the recovery bonds

Bondholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, recovery bonds may do so only through direct participants and indirect participants. In addition, bondholders will receive all payments of principal of and interest on the recovery bonds from the trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, bondholders may experience some delay in their receipt of payments because payments will be forwarded by the trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The trustee will not recognize bondholders as bondholders, as that term is used in the indenture, and bondholders will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of bondholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the recovery bonds and is required to receive and transmit payments of principal and interest on the recovery bonds. Direct participants and indirect participants with whom bondholders have accounts with respect to the recovery bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective bondholders. Accordingly, although bondholders will not possess recovery bonds, bondholders will receive payments and will be able to transfer their interests.

Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a bondholder to pledge recovery bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those recovery bonds, may be limited due to the lack of a physical certificate for those recovery bonds.

DTC has advised the issuing entity that it will take any action permitted to be taken by a bondholder under the indenture only at the direction of one or more participants to whose account with DTC the recovery bonds are credited. Additionally, DTC has advised the issuing entity that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Except as required by law, none of any underwriter, the servicer, NYSEG, the trustee, the issuing entity or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

How recovery bond Payments Will Be Credited by Clearstream and Euroclear

Payments with respect to recovery bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a bondholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the recovery bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

Definitive Recovery Bonds

The issuing entity will issue recovery bonds in registered, certificated form to bondholders, or their nominees, rather than to DTC, only under the circumstances provided in the indenture, which will include: (1) the issuing entity advising the trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry recovery bonds and that the issuing entity is unable to locate a recovery successor, (2) the issuing entity electing to terminate the book-entry system through DTC, with written notice to the trustee, or (3) after the occurrence of an event of default under the indenture, holders of recovery bonds aggregating not less than a majority of the aggregate outstanding principal amount of the recovery bonds maintained as book-entry recovery bonds advising the issuing entity, the trustee, and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those bondholders. Upon issuance of definitive recovery bonds, the recovery bonds evidenced by such definitive recovery bonds will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the trustee with respect to transfers, notices and payments.

Upon surrender by DTC of the definitive securities representing the recovery bonds and instructions for registration, the issuing entity will sign and the trustee will authenticate and deliver the recovery bonds in the form of definitive recovery bonds, and thereafter the trustee will recognize the registered holders of the definitive recovery bonds as bondholders under the indenture.

The trustee will make payment of principal of and interest on the recovery bonds directly to bondholders in accordance with the procedures set forth herein and in the indenture. The trustee will make interest payments and principal payments to bondholders in whose names the definitive recovery bonds were registered at the close of business on the related record date. The trustee will make payments by wire transfer to the bondholder as described in the indenture or in such other manner as may be provided in the series supplement. The trustee will make the final payment on any recovery bond (whether definitive recovery bonds or notes registered in the name of Cede & Co.), however, only upon presentation and surrender of the recovery bond on the final payment date at the office or agency that is specified in the notice of final payment to bondholders. The trustee will provide the notice to registered bondholders not later than the fifth day prior to the final payment date.

Definitive bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Access of Bondholders

Upon written request of any bondholder or group of bondholders of recovery bonds evidencing not less than 10 percent of the aggregate outstanding principal amount of the recovery bonds, the trustee will afford the bondholder or bondholders making such request a copy of a current list of bondholders for purposes of communicating with other bondholders with respect to their rights under the indenture.

The indenture does not provide for any annual or other meetings of bondholders.

Reports to Bondholders

On or prior to each payment date, special payment date or any other date specified in the indenture for payments of recovery bonds, the servicer will deliver to the trustee, and the trustee will make available on its website (currently located at https://pivot.usbank.com), a statement prepared by the servicer with respect to the payment to be made on the payment date, special payment date or other date, as the case may be, setting forth the following information:

•	the amount of the payment to bondholders allocable to (1) principal and (2) interest,

•	the aggregate outstanding principal balance of the recovery bonds, before and after giving effect to payments allocated to principal reported immediately above,

•	the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding on that date according to the related expected amortization schedule,

•	any other transfers and payments to be made on such payment date, including amounts paid to the trustee and the servicer, and

•	the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments.

Unless and until recovery bonds are no longer issued in book-entry form, the reports will be made available electronically to the depository and to the beneficial owners of the recovery bonds. Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles. The financial information provided to bondholders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the recovery bonds, the trustee, so long as it is acting as paying agent and transfer agent and registrar for the recovery bonds, will, upon written request by the issuing entity or any bondholder, mail to persons who at any time during the calendar year were bondholders and received any payment on the recovery bonds, a statement containing certain information for the purposes of the bondholder’s preparation of United States federal and state income tax returns.

SEC Filings; Website Disclosure

The issuing entity will, to the extent permitted by and consistent with the issuing entity’s legal obligations under applicable law, cause to be posted on a website associated with NYSEG periodic reports containing to the extent such information is reasonably available to it:

•	the final prospectus for the recovery bonds;

•	a statement of recovery charge remittances made to the trustee;

•	a statement reporting the balances in the collection account and in each subaccount of the collection account as of the end of each quarter or the most recent date available;

•	a statement showing the balance of outstanding recovery bonds that reflects the actual periodic payments made on the recovery bonds during the applicable period;

•	the servicer’s certificate delivered for the recovery bonds pursuant to the servicing agreement;

•	the monthly servicer’s certificate delivered for the recovery bonds pursuant to the servicing agreement;

•	the reconciliation certificate as required to be submitted pursuant to the servicing agreement;

•	the text (or a link to the website where a reader can find the text) of each true-up submission in respect of the outstanding recovery bonds and the results of each such true-up submission;

•	any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies;

•	material legislative or regulatory developments directly relevant to the recovery bonds; and

•	any reports and other information that the issuing entity is required to file with the SEC under the Exchange Act.

Information contained on such website (other than the materials specifically incorporated by reference herein) is not part of this prospectus or any report that NYSEG files with, or furnishes to, the SEC. NYSEG and the issuing entity are providing the address to this website solely for the information of investors and does not intend to address to be an active link.

Conditions of Issuance of Additional Recovery Bonds

NYSEG has covenanted under the sale agreement that satisfaction of the rating agency condition and the execution delivery of an intercreditor agreement are conditions precedent to the sale of property by NYSEG consisting of non-bypassable charges payable by customers comparable to the recovery property sold by NYSEG pursuant to the sale agreement. Please read “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated”, “Security for the Recovery Bonds—Intercreditor Agreement” and “Sale Agreement—Covenants of the Seller” in this prospectus.

The Issuing Entity and the Trustee May Modify the Indenture

Modifications of the Indenture that do not Require Consent of Bondholders

From time to time, and without the consent of the bondholders (but with prior notice to the rating agencies and when authorized by an issuing entity order), the issuing entity and the trustee may enter into one or more agreements supplemental to the indenture for various purposes described in the indenture, including:

•

to correct or amplify the description of any property including, without limitation, the collateral subject to the indenture, or to better convey, assure and confirm to the trustee the property subject to the indenture, or to add additional property;

•	to evidence the succession of another person to us in accordance with the terms of the indenture and the assumption by any such successor of the covenants in the indenture and in the recovery bonds;

•	to add to the covenants for the benefit of the bondholders and the trustee, or surrender any right or power conferred to the issuing entity with the indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee;

•

to cure any ambiguity or mistake or correct or supplement any provision in the indenture or in any supplemental indenture which may be inconsistent with any other provision in the indenture or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under the indenture or in any supplemental indenture; provided, however, that (i) such action will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of the bondholders and (ii) the rating agency condition shall have been satisfied with respect thereto;

•

to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee with respect to the recovery bonds and to add or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the trusts thereunder by more than one trustee;

•

to modify, eliminate or add to the provisions of the indenture to such extent as shall be necessary to effect qualification under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), or under any similar or successor federal statute hereafter enacted;

•	to evidence the final terms of the recovery bonds in the series supplement;

•	to qualify the recovery bonds for registration with a clearing agency;

•	to satisfy any rating agency requirements;

•	to make any amendment to the indenture or the recovery bonds relating to the transfer and legending of the recovery bonds to comply with applicable securities laws; and

•

to conform the text of the indenture or the recovery bonds to any provision of the registration statement filed by the issuing entity with the SEC with respect to the issuance of the recovery bonds to the extent that such provision was intended to be a verbatim recitation of a provision of the indenture or the recovery bonds.

The issuing entity may also, without the consent of the bondholders, enter into one or more other agreements supplemental to the indenture so long as (i) the supplemental agreement does not, as evidenced by an opinion of counsel experienced in structured finance transactions, adversely affect the interests of any holders of recovery bonds then outstanding in any material respect and (ii) the rating agency condition shall have been satisfied with respect thereto.

Modifications of the Indenture that Require the Approval of Bondholders

The issuing entity may, with the consent of bondholders holding not less than a majority of the aggregate outstanding principal amount of the recovery bonds (and with prior notice to the rating agencies), enter into one or more indentures supplemental to the indenture for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture. In determining whether a majority of holders have consented, recovery bonds owned by the issuing entity, NYSEG or any affiliate of the issuing entity shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any recovery bonds it actually knows to be so owned. No supplement, however, may, without the consent of each bondholder affected thereby, take certain actions enumerated in the indenture, including:

•

change the date of payment of any installment of principal of or premium, if any, or interest on any recovery bond, or reduce in any manner the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto;

•

change the provisions of the indenture and any applicable supplemental indenture relating to the application of collections on, or the proceeds of the sale of, the collateral to payment of principal of or premium, if any, or interest on the recovery bonds, or change the coin or currency in which any recovery bond or any interest thereon is payable;

•

reduce the percentage of the aggregate amount of the outstanding recovery bonds, the consent of the bondholders of which is required for any supplemental indenture, or the consent of the bondholders of which is required for any waiver of compliance with those provisions of the indenture specified therein or of defaults specified therein and their consequences provided for in the indenture or modify certain aspects of the definition of the term “outstanding”;

•	reduce the percentage of the outstanding amount of the recovery bonds the holders of which are required to consent to direct the trustee to sell or liquidate the collateral;

•

modify any of the provisions of the indenture in a manner so as to affect the amount of any payment of interest, principal or premium, if any, payable on any recovery bond on any payment date or change the expected sinking fund schedule or expected amortization schedule or final maturity date of any tranche of the recovery bonds;

•	decrease the required capital amount;

•

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the recovery bonds or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any recovery bond of the security provided by the lien of the indenture;

•	cause any material adverse federal income tax consequence to the seller, the issuing entity, the manager, the trustee or the beneficial owners of the recovery bonds; or

•	impair the right to institute suit for the enforcement of those provisions of the indenture specified therein regarding payment or application of funds.

Promptly following the execution of any supplement to the indenture requiring the approval of the bondholders, the issuing entity will furnish either a copy of such supplement or written notice of the substance of the supplement to each bondholder, and a copy of such supplement to each rating agency.

Notification of the Rating Agencies, the Trustee and the Bondholders of Any Modification

If the issuing entity, NYSEG or the servicer or any other party to the applicable agreement:

•

proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any other amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement, the administration agreement or the servicing agreement; or

•	waives timely performance or observance by NYSEG or the servicer under the sale agreement, the administration agreement or the servicing agreement;

in each case in a way which would materially and adversely affect the interests of bondholders, the issuing entity must first notify the rating agencies of the proposed amendment and satisfy the rating agency condition. Upon satisfaction of the rating agency condition, the issuing entity must thereafter notify the trustee in writing, and the trustee will be required to notify the bondholders of the proposed amendment and whether the rating agency condition has been satisfied with respect thereto. The trustee will consent to this proposed amendment, modification, supplement or waiver only with the written consent of the holders of a majority of the outstanding principal amount of the recovery bonds materially and adversely affected thereby. In determining whether a majority of holders have consented, recovery bonds owned by the issuing entity, NYSEG or any affiliate of the issuing entity shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any recovery bonds it actually knows to be so owned.

Modifications to the Sale Agreement, the Administration Agreement and the Servicing Agreement

With the prior written consent of the trustee, the sale agreement, the administration agreement and the servicing agreement may be amended, so long as the rating agency condition is satisfied in connection therewith, at any time and from time to time, without the consent of the bondholders. However, any such amendment may not adversely affect the interest of any bondholder in any material respect without the consent of the holders of a majority of the outstanding principal amount of the recovery bonds. In determining whether a majority of holders have consented, recovery bonds owned by the issuing entity, NYSEG or any affiliate of the issuing entity shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any recovery bonds it actually knows to be so owned.

In addition, the sale agreement, the administration agreement and the servicing agreement and any intercreditor agreement may be amended with 10 business days’ prior written notice given to the rating agencies, with the prior written consent of the trustee (other than with respect to the sale agreement and the servicing agreement, and which consent shall be given in reliance on an opinion of counsel and an officer’s certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the applicable agreement and that all conditions precedent have been satisfied, upon which the trustee may conclusively rely), but without the consent of the bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the applicable agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in such agreement or of modifying in any manner the rights of the bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to the issuing entity and the trustee, adversely affect in any material respect the interests of any bondholder or (ii) to conform the provisions of the applicable agreement to the description of such agreement in this prospectus. Promptly after the execution of any such amendment or consent, the issuing entity shall furnish copies of such amendment or consent to each of the rating agencies.

Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and any Intercreditor Agreement

The indenture provides that the issuing entity will take all lawful actions to enforce the issuing entity’s rights under the sale agreement, the administration agreement, the servicing agreement, and any intercreditor agreement; provided, that such action shall not adversely affect the interests of bondholders in any material respect. The indenture also provides that the issuing entity will take all lawful actions to compel or secure the performance and observance by NYSEG, the administrator and the servicer of their respective obligations to the issuing entity under or in connection with the sale agreement, the administration agreement, the servicing agreement and any intercreditor agreement. So long as no event of default occurs and is continuing, the issuing entity may exercise any and all rights, remedies, powers and privileges lawfully available to the issuing entity under or in connection with the sale agreement, the administration agreement, the servicing agreement, and any intercreditor agreement. However, if the issuing entity or the servicer propose to amend, modify, waive, supplement, terminate or surrender in any material respect, or agree to any material amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the recovery charges, the issuing entity must notify the trustee in writing and the trustee must notify the bondholders of this proposal. In addition, the trustee may consent to this proposal only with the written consent of the holders of a majority of the principal amount of the outstanding recovery bonds and only if the rating agency condition is satisfied. In determining whether a majority of holders have consented, recovery bonds owned by the issuing entity, NYSEG or any affiliate of the issuing entity shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any recovery bonds it actually knows to be so owned.

If an event of default occurs and is continuing, the trustee may, and, at the written direction of the holders of a majority of the outstanding amount of recovery bonds, will, exercise all of the issuing entity’s rights, remedies, powers, privileges and claims against NYSEG, the seller, the administrator and servicer, under or in connection with the sale agreement, administration agreement and servicing agreement, and any right of the issuing entity to take this action shall be suspended.

The Issuing Entity’s Covenants

The issuing entity may not consolidate with or merge into any other entity, unless:

•	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state;

•	the entity expressly assumes, by a supplemental indenture, the performance or observance of all of the issuing entity’s agreements and covenants under the indenture and the series supplement;

•

the entity expressly assumes all of the issuing entity’s obligations and succeeds to all of the issuing entity’s rights under the sale agreement, servicing agreement and any other basic document to which the issuing entity is a party;

•	no default, event of default or servicer default under the indenture has occurred and is continuing immediately after the merger or consolidation;

•	the rating agency condition will have been satisfied with respect to the merger or consolidation;

•

the issuing entity has delivered to NYSEG, the trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by the issuing entity, in form and substance reasonably satisfactory to NYSEG, and which may be based on a ruling from the IRS) to the effect that the consolidation or merger will not result in a material adverse federal or state income tax consequence to the issuing entity, NYSEG, the trustee or the then-existing bondholders;

•

any action as is necessary to maintain the lien and the first priority perfected security interest in the collateral created by the indenture and the series supplement has been taken, as evidenced by an opinion of counsel of external counsel; and

•

the issuing entity has delivered to the trustee an officer’s certificate and an opinion of counsel of external counsel, each stating that all conditions precedent in the indenture provided for relating to the transaction have been complied with.

The issuing entity may not sell, convey, exchange, transfer or otherwise dispose of any of its properties or assets included in the collateral to any person or entity, unless:

•	the person or entity acquiring the properties and assets:

•	is a United States citizen or an entity organized under the laws of the United States or any state;

•	expressly assumes, by a supplemental indenture, the performance or observance of all of the issuing entity’s agreements and covenants under the indenture and the series supplement;

•	expressly agrees by the supplemental indenture that all right, title and interest so conveyed or transferred will be subject and subordinate to the rights of bondholders;

•

unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold the issuing entity and the trustee harmless against and from any loss, liability or expense arising under or related to the indenture, the series supplement and the recovery bonds (including the enforcement cost of such indemnity);

•

expressly agrees by means of the supplemental indenture that the person (or if a group of persons, then one specified person) will make all filings with the SEC (and any other appropriate person) required by the Exchange Act in connection with the recovery bonds; and

•

if such sale, conveyance, exchange, transfer or disposal relates to the issuing entity’s rights and obligations under the sale agreement or the servicing agreement, such person or entity assumes all obligations and succeeds to all of the issuing entity’s rights under the sale agreement and the servicing agreement, as applicable;

•	no default, event of default or servicer default under the indenture has occurred and is continuing immediately after the transactions;

•	the rating agency condition has been satisfied with respect to such transaction;

•

it has delivered to NYSEG, the trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by the issuing entity, in form and substance reasonably satisfactory to NYSEG, and which may be based on a ruling from the IRS) to the effect that the disposition will not result in a material adverse federal or state income tax consequence to the issuing entity, NYSEG, the trustee or the then-existing bondholders;

•

any action as is necessary to maintain the lien and the first priority perfected security interest in the collateral created by the indenture and the series supplement has been taken as evidenced by an opinion of counsel of external counsel; and

•

the issuing entity has delivered to the trustee an officer’s certificate and an opinion of counsel of external counsel, each stating that the conveyance or transfer complies with the indenture and the series supplement and all conditions precedent therein provided for relating to the transaction have been complied with.

The issuing entity will not, among other things, for so long as any recovery bonds are outstanding:

•	except as expressly permitted by the indenture, sell, transfer, exchange or otherwise dispose of any of its properties or assets unless directed to do so by the trustee;

•

claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the recovery bonds (other than amounts properly withheld from such payments under the Internal Revenue Code or other tax laws) or assert any claim against any present or former bondholder by reason of the payment of the taxes levied or assessed upon any part of the collateral;

•	terminate its existence, or dissolve or liquidate in whole or in part, except as permitted above;

•	permit the validity or effectiveness of the indenture or the series supplement to be impaired;

•

permit the lien of the indenture and the series supplement to be amended, hypothecated, subordinated, terminated or discharged or permit any person to be released from any covenants or obligations with respect to the recovery bonds except as may be expressly permitted by the indenture;

•

permit any lien, charge, claim, security interest, mortgage, pledge, equity or other encumbrance, other than the lien and security interest granted under the indenture or the series supplement, to be created on or extend to or otherwise arise upon or burden the collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);

•	permit the lien granted under the indenture or the series supplement not to constitute a valid first priority perfected security interest in the related collateral;

•

elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes, file any tax return, make any election or take any other action inconsistent with the issuing entity’s treatment, for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the issuing entity’s sole member;

•

change its name, identity or structure or the location of the issuing entity’s chief executive office, unless at least 10 business days prior to the effective date of any such change, the issuing entity delivers to the trustee (with copies to each rating agency) such documents, instruments or agreements, executed by the issuing entity, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture or the series supplement;

•	take any action which is subject to the rating agency condition if such action would result in a downgrade, suspension or withdrawal of the then-current ratings assigned to the recovery bonds;

•	except to the extent permitted by applicable law, voluntarily suspend or terminate its filing obligations with the SEC as described in the indenture; or

•	issue any recovery bonds (other than the recovery bonds offered hereby).

The issuing entity may not engage in any business other than financing, purchasing, owning and managing recovery property and the other collateral and the issuance of the recovery bonds in the manner contemplated by the financing order and the basic documents.

The issuing entity will not issue, incur, assume, guarantee or otherwise become liable for any indebtedness except for the recovery bonds. Also, the issuing entity will not, except as contemplated by the recovery bonds and the basic documents, make any loan or advance or credit to, or guarantee, endorse or otherwise become contingently liable in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person. The issuing entity will not, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

The issuing entity will not make any payments, distributions, dividends or redemptions to any holder of the issuing entity’s equity interests in respect of that interest except in accordance with the indenture.

The issuing entity will cause the servicer to deliver to the trustee the annual accountant’s certificates, compliance certificates, reports regarding distributions and statements to bondholders required by the servicing agreement.

Events of Default; Rights Upon Event of Default

An “event of default” with respect to the recovery bonds is defined in the indenture as any one of the following events:

•	a default for 5 business days in the payment of any interest on any recovery bond (whether such failure to pay interest is caused by a shortfall in recovery charges received or otherwise);

•	a default in the payment of the then unpaid principal of the recovery bonds on the final maturity date of any tranche;

•

a default in the observance or performance of any of the issuing entity’s covenants or agreements made in the indenture (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to the issuing entity by the trustee or to the issuing entity and the trustee by the holders of at least 25% in principal amount of the recovery bonds then-outstanding or (ii) the date that the issuing entity had actual knowledge of the default;

•

any representation or warranty made by the issuing entity in the indenture or in any certificate delivered pursuant to the indenture or in connection with the indenture having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given to the issuing entity by the trustee or to the issuing entity and the trustee by the holders of at least 25% in principal amount of the recovery bonds then-outstanding or (ii) the date that the issuing entity had actual knowledge of the default;

•	certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity; or

•	a breach by the State of New York or any of its agencies, officers or employers that violates or is not in accordance with the State Pledge.

If an event of default (other than as specified in the sixth bullet point above) should occur and be continuing with respect to the recovery bonds, the trustee or holders of not less than a majority in principal amount of the recovery bonds then-outstanding may declare the unpaid principal of the recovery bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of the issuing entity’s business will result in payment of principal upon an acceleration of the recovery bonds being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Recovery Property— Foreclosure of the trustee’s lien on the recovery property for the recovery bonds might not be practical, and acceleration of the recovery bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the recovery bonds because the source of funds for payment is limited” in this prospectus. The holders of a majority in principal amount of the recovery bonds may rescind that declaration under certain circumstances set forth in the indenture. Additionally, the trustee may exercise all of the issuing entity’s rights, remedies, powers, privileges and claims against the seller or the servicer under or in connection with the sale agreement, the servicing agreement and the administration agreement (at the direction of a majority of bondholders of the outstanding amount of the recovery bonds). If an event of default as specified in the sixth bullet above has occurred, the servicer will be obligated to institute (and the trustee, for the benefit of the bondholders, will be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the State Pledge and to collect any monetary damages as a result of a breach thereof, and each of the servicer and the trustee may prosecute any suit, action or proceeding to final judgment or decree. The costs of any such action will be payable from recovery charge collections as an ongoing financing cost in accordance with the priorities described in “Security for the Recovery Bonds—How Funds in the Collection Account will be Allocated” in this prospectus. The servicer will have no obligations to undertake such action if it is not being reimbursed on a current basis for its costs and expenses in taking such actions and shall not be required to advance its own funds to satisfy its obligations hereunder. The costs of any such action would be payable by the seller pursuant to the sale agreement. Except for an event of default specified in the first 2 bullet points above, the trustee will not be deemed to have knowledge of any event of default or a breach of representation or warranty unless a responsible officer of the trustee has actual knowledge of the default or the trustee has received written notice of the default in accordance with the indenture.

If the recovery bonds have been declared to be due and payable following an event of default, the trustee may elect to have the issuing entity maintain possession of all or a portion of such recovery property and continue to apply recovery charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the recovery property following a foreclosure, in light of the event of default, the unique nature of the recovery property as an asset and other factors discussed in this prospectus. In addition, the trustee is prohibited from selling the recovery property following an event of default, other than a default in the payment of any principal or a default for 5 business days or more in the payment of any interest on any recovery bond, which requires the direction of holders of a majority in principal amount of the recovery bonds, unless:

•	the holders of all the outstanding recovery bonds consent to the sale;

•	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding recovery bonds; or

•

the trustee determines that the proceeds of the collateral would not be sufficient on an ongoing basis to make all payments on the recovery bonds as those payments would have become due if the recovery bonds had not been declared due and payable, and the trustee obtains the written consent of the holders of 66 2/3% of the aggregate outstanding amount of the recovery bonds.

Subject to the provisions of the indenture relating to the duties of the trustee (please read “The Trustee” in this prospectus), if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the recovery bonds at the request or direction of any of the holders of recovery bonds if the trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture (please read “The Trustee” in this prospectus):

•

the holders of not less than a majority in principal amount of the outstanding recovery bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee; and

•

the holders of not less than a majority in principal amount of the recovery bonds may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of all of the holders of the outstanding recovery bonds.

No holder of any recovery bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Securitization Law or of the right to foreclose on the collateral, or otherwise to enforce the lien and security interest on the collateral or to seek the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

•	the holder previously has given to the trustee written notice of a continuing event of default;

•	the holders of not less than a majority in principal amount of the outstanding recovery bonds have made written request of the trustee to institute the proceeding in its own name as trustee;

•	the holder or holders have offered the trustee satisfactory indemnity;

•	the trustee has for 60 days failed to institute the proceeding; and

•	no direction inconsistent with the written request has been given to the trustee during the 60-day period by the holders of a majority in principal amount of the outstanding recovery bonds.

In addition, the trustee and the servicer will covenant and each bondholder will be deemed to covenant that it will not, prior to the date which is one year and one day after the termination of the indenture, institute against the issuing entity or against the issuing entity’s managers or the issuing entity’s member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law, subject to the right of the Commission or a court of competent jurisdiction to order sequestration and payment of revenues arising with respect to the recovery property.

Neither any manager nor the trustee in its individual capacity, nor any holder of any ownership interest in the issuing entity, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the recovery bonds or for the issuing entity’s agreements contained in the indenture.

Actions by Bondholders

Subject to certain exceptions, the holders of not less than a majority of the aggregate outstanding amount of the recovery bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, of exercising any trust or power conferred on the trustee under the indenture; provided, that:

•	the direction is not in conflict with any rule of law or with the indenture and would not involve the trustee in personal liability or expense;

•

subject to the other conditions described above under “—Events of Default; Rights Upon Event of Default” in this prospectus, the consent of 100% of the bondholders is required to direct the trustee to sell the collateral (other than an event of default for failure to pay interest or principal at maturity);

•	if the trustee elects to retain the collateral in accordance with the indenture, then any direction to the trustee by less than 100% of the bondholders will be of no force and effect; and

•	the trustee may take any other action deemed proper by the trustee which is not inconsistent with the direction.

In circumstances under which the trustee is required to seek instructions from the holders of the recovery bonds with respect to any action or vote, the trustee will take the action or vote for or against any proposal in proportion to the principal amount, of recovery bonds taking the corresponding position. Notwithstanding the foregoing, the indenture allows each bondholder to institute suit for the nonpayment of (1) the interest, if any, on its recovery bonds which remains unpaid as of the applicable due date and (2) the unpaid principal, if any, of its recovery bonds on the final maturity date therefor.

Annual Report of Trustee

If required by the Trust Indenture Act, the trustee will be required to mail each year to all bondholders a brief report. The report must state, among other things:

•	the trustee’s eligibility and qualification to continue as the trustee under the indenture;

•	any amounts advanced by it under the indenture;

•	the amount, interest rate and maturity date of specific indebtedness owing by the issuing entity to the trustee in the trustee’s individual capacity;

•	the property and funds physically held by the trustee;

•	any additional issue of the recovery bonds not previously reported; and

•	any action taken by it that materially affects the recovery bonds and that has not been previously reported.

Annual Compliance Statement

The issuing entity will file annually with the trustee and the rating agencies a written statement as to whether it has fulfilled its obligations under the indenture.

Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect with respect to the recovery bonds and the trustee, on the issuing entity’s written demand and at its expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the recovery bonds, when:

•

either (a) all recovery bonds which have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the trustee for cancellation or (b) either (i) the scheduled final payment date has occurred with respect to all recovery bonds not previously delivered to the trustee for cancellation or (ii) the issuing entity has irrevocably deposited in trust with the trustee cash and/or U.S. government obligations in an aggregate amount sufficient to pay principal, interest and premiums, if any, on the recovery bonds and all other sums payable by the issuing entity with respect to the recovery bonds when scheduled to be paid and to discharge the entire indebtedness on such recovery bonds when due;

•	the issuing entity has paid all other sums payable by it under the indenture with respect to the recovery bonds; and

•

the issuing entity has delivered to the trustee an officer’s certificate, an opinion of external counsel, and if required by the Trust Indenture Act or the trustee, a certificate from a firm of independent registered public accountants, each stating that there has been compliance with the conditions precedent in the indenture relating to the satisfaction and discharge of the indenture.

The Issuing Entity’s Legal and Covenant Defeasance Options

The issuing entity may, at any time, terminate all of its obligations under the indenture, referred to herein as the “legal defeasance option,” or terminate its obligations to comply with some of the covenants in the indenture, including some of the covenants described under “—The Issuing Entity’s Covenants” above and referred to herein as the issuing entity’s “covenant defeasance option.”

The issuing entity may exercise the legal defeasance option of the recovery bonds notwithstanding its prior exercise of the covenant defeasance option. If the issuing entity exercises the legal defeasance option, the recovery bonds will be entitled to payment only from the funds or other obligations set aside under the indenture for payment thereof on the scheduled final payment date or redemption date therefor as described below. The recovery bonds will not be subject to payment through redemption or acceleration prior to the scheduled final payment date or redemption date, as applicable. If the issuing entity exercises the legal defeasance option, the final payment of the recovery bonds may not be accelerated because of an event of default. If the issuing entity exercises the covenant defeasance option, the final payment of the recovery bonds may not be accelerated because of an event of default relating to a default in the observance or performance of any of the issuing entity’s covenants or agreements made in the indenture.

The indenture provides that the issuing entity may exercise its legal defeasance option or its covenant defeasance option of recovery bonds only if:

•

the issuing entity irrevocably deposits or causes to be irrevocably deposited in trust with the trustee cash and/or U.S. government obligations in an aggregate amount sufficient to pay principal, interest and premium, if any, on the recovery bonds other sums payable by the issuing entity under the indenture with respect to the recovery bonds when scheduled to be paid and to discharge the entire indebtedness on the recovery bonds when due;

•

the issuing entity delivers to the trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts to pay in respect of the recovery bonds:

•	principal in accordance with the expected sinking fund schedule therefor;

•	interest when due; and

•	all other sums payable by the issuing entity under the indenture with respect to the recovery bonds,

•

in the case of the legal defeasance option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of the issuing entity’s bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period;

•	no default has occurred and is continuing on the day of this deposit and after giving effect thereto;

•

in the case of the legal defeasance option, the issuing entity delivers to the trustee an opinion of external counsel stating that: the issuing entity has received from, or there has been published by, the IRS a ruling, or since the date of execution of the indenture, there has been a change in the applicable federal income tax law, and in either case confirming that the holders of the recovery bonds will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of the legal defeasance option and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

•

in the case of the covenant defeasance option, the issuing entity delivers to the trustee an opinion of external counsel to the effect that the holders of the recovery bonds will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of the covenant defeasance option and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•

the issuing entity delivers to the trustee a certificate of one of its officers and an opinion of external counsel, each stating that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the indenture;

•

the issuing entity delivers to the trustee an opinion of external counsel to the effect that (a) in a case under the Bankruptcy Code in which NYSEG (or any of its affiliates, other than the issuing entity) is the debtor, the court would hold that the deposited cash or U.S. government obligations would not be in the bankruptcy estate of NYSEG (or any of its affiliates, other than the issuing entity, that deposited the cash or U.S. government obligations); and (b) in the event NYSEG (or any of its affiliates, other than the issuing entity, that deposited the cash or U.S. government obligations) were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of NYSEG (or any of its affiliates, other than the issuing entity, that deposited the cash or U.S. government obligations) and the issuing entity so as to order substantive consolidation under the Bankruptcy Code of the issuing entity’s assets and liabilities with the assets and liabilities of NYSEG or such other affiliate; and

•	the rating agency condition has been satisfied with respect to the exercise of any legal defeasance option or covenant defeasance option.

No Recourse to Others

No recourse may be taken directly or indirectly, by the holders with respect to the issuing entity’s obligations on the recovery bonds, under the indenture or any supplement thereto or any certificate or other writing delivered in connection therewith, against (1) any owner of a beneficial interest in the issuing entity (including NYSEG) or (2) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the trustee, the managers or any owner of a beneficial interest in the issuing entity (including NYSEG) in its individual capacity, or of any successor or assign or any of them in their respective individual or corporate capacities, except as any such person may have expressly agreed in writing. Each holder by accepting a recovery bond specifically confirms the nonrecourse nature of these obligations and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the recovery bonds.

Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the collateral with respect to any amounts due to the bondholders under the indenture and the recovery bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the recovery bonds, shall have no recourse against the issuing entity in respect of such insufficiency.

THE TRUSTEE

U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will be the trustee, and will act as the paying agent and registrar for the recovery bonds. U.S. Bank National Association (“U.S. Bank N.A.”) made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly owned subsidiary of U.S. Bank N.A. The trustee will maintain the accounts of the issuing entity in the name of the trustee at U.S. Bank N.A.

U.S. Bancorp, with total assets exceeding $686 billion as of September 30, 2024, is the parent company of U.S. Bank, the fifth largest commercial bank in the United States. As of September 30, 2024, U.S. Bancorp operated over 2,100 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 46 Domestic and 3 International cities. The Indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th Floor, Chicago, Illinois 60603.

U.S. Bank has provided corporate trust services since 1924. As of September 30, 2024, U.S. Bank was acting as trustee with respect to over 151,000 issuances of securities with an aggregate outstanding principal balance of over $6.2 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The trustee shall make each monthly statement available to the bondholders via the trustee’s internet website at https://pivot.usbank.com. Bondholders with questions may direct them to the trustee’s bondholder services group at (800) 934-6802.

U.S. Bank serves or has served as trustee, paying agent and registrar on several issues of utility rate-payer backed securities.

U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage-backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DSTs”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

SECURITY FOR THE RECOVERY BONDS

General

The recovery bonds issued under the indenture will be non-recourse obligations and are payable solely from and secured solely by a pledge of and lien on the recovery property and the other collateral as provided in the indenture. If and to the extent the recovery property and the other assets of the trust estate are insufficient to pay all amounts owing with respect to the recovery bonds, then the bondholders will generally have no claim in respect of such insufficiency against the issuing entity or any other person. By the acceptance of the recovery bonds, the bondholders waive any such claim.

Pledge of Collateral

To secure the payment of principal of and interest on the recovery bonds, the issuing entity will grant to the trustee a security interest in all of the issuing entity’s right, title and interest (whether now owned or hereafter acquired or arising) in and to the following property:

•	the recovery property and all related recovery charges;

•	the issuing entity’s rights under the true-up mechanism;

•	the issuing entity’s rights under a sale agreement pursuant to which it will acquire the recovery property;

•	the issuing entity’s rights under the servicing agreement and any subservicing, agency, or collection agreements executed in connection with the servicing agreement;

•	the issuing entity’s rights under the administration agreement;

•

the collection account for the recovery bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•

all of the issuing entity’s other property related to the recovery bonds, other than any amounts released to NYSEG by the trustee on any payment date relating to its return on capital of its capital contribution;

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing; and

•	all proceeds in respect of any or all of the foregoing.

The security interest does not extend to:

•	amounts released to NYSEG by the trustee on any payment date relating to its return on capital of its capital contribution;

•	amounts deposited in the capital subaccount or any other subaccount that have been released to the issuing entity or as it directs following retirement of recovery bonds; and

•	amounts deposited with the issuing entity on the issuance date required for payment of costs of issuance with respect to the recovery bonds (together with any interest earnings thereon).

The depositor refers to the foregoing assets in which the issuing entity, as assignee of the seller, will grant the trustee a security interest as the “collateral.”

Security Interest in the Collateral

The Securitization Law provides that security interests can be granted in recovery property. The Securitization Law provides that a valid and enforceable security interest in recovery property is created when all of the following are met (a) the Commission issues the financing order, (b) a security agreement is executed and delivered by the debtor in connection with the issuance of the recovery bonds granting such security interest, (c) value is received for the recovery bonds. The security interest in the recovery property is perfected only if it has attached and a financing statement indicating the recovery property collateral covered thereby has been filed with the New York Department of State, Division of Corporations, in accordance with the Securitization Law.

Right of Foreclosure

The Securitization Law provides that if an event of default occurs under the recovery bonds that are secured by a security interest in the recovery property, the financing parties or their representatives, as secured parties, may foreclose or otherwise enforce the lien and security interest in the recovery property securing the recovery bonds as if they were secured parties under Article 9 of the UCC. In addition, if NYSEG defaults on any required remittance of recovery charges, a court, upon application by an interested party, under the Securitization Law may order the sequestration and payment of recovery charge collections to pledgees and transferees of recovery property.

Description of Indenture Accounts

Collection Account

Pursuant to the indenture, the issuing entity will establish a segregated trust account in the name of trustee with the securities intermediary as an eligible institution, for the recovery bonds called the “collection account.” The collection account will be under the sole dominion and exclusive control of the trustee. The trustee will hold the collection account for the issuing entity’s benefit as well as for the benefit of the bondholders. The collection account for the recovery bonds will consist of 3 subaccounts: a “general subaccount,” an “excess funds subaccount,” and a “capital subaccount,” which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the trustee and the securities intermediary as separate accounts which will be recognized individually as subaccounts and collectively as the collection account. All amounts in the collection account not allocated to any other subaccount will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account include the collection account and each of the subaccounts contained therein.

The following institutions are eligible institutions for the establishment of the collection account:

•

the corporate trust department of the trustee or any affiliate, so long as the trustee or such affiliate have (i) either a short-term deposit or issuer rating from Moody’s of at least “P-1” or a long-term unsecured debt or issuer rating from Moody’s of at least “A2” and (ii) a long-term issuer rating from S&P of at least “A”; or

•

a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank) (i) that has either (A) a long-term issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s, or any other long-term, short-term or certificate of deposit rating acceptable to the rating agencies, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation.

Eligible Investments for Funds in the Collection Account

Funds in the collection account may be invested only in such investments as meet the criteria described below and which mature on or before the business day preceding the next payment date:

•	direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

•

demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of or bankers’ acceptances issued by, any depository institution (including the trustee or any of its affiliates, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any state thereof and subject to the supervision and examination by U.S. federal or state banking authorities, so long as the commercial paper or other short-term issuer or debt obligations of such depository institution are, at the time of deposit, rated as least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the recovery bonds;

•

commercial paper (including commercial paper of the trustee or any of its affiliates, acting in its commercial capacity, and other than commercial paper issued by NYSEG or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as will not result in the downgrading or withdrawal of the ratings of the recovery bonds;

•

investments in money market funds which have a rating in the highest investment category granted thereby (including funds for which the trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

•

repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions; or

•

repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker-dealer acting as principal and that meets certain ratings criteria set forth below:

•

a broker/dealer (acting as principal) registered as a broker or dealer under Section 15 of the Exchange Act (any such broker/dealer being referred to in the definition of eligible investments as a “broker/dealer”), the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of entering into such repurchase obligation; or

•

an unrated broker/dealer, acting as principal, that is a wholly-owned subsidiary of a non-bank or bank holding company the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of purchase so long as the obligations of such unrated broker/dealer are unconditionally guaranteed by such non-bank or bank holding company.

Notwithstanding the foregoing: (1) no securities or investments which mature in 30 days or more will be eligible investments unless the issuing entity thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s; (2) no securities or investments described in bullet points 2 through 4 above which have maturities of more than 30 days but less than or equal to 3 months will be eligible investments unless the issuing entity thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (3) no securities or investments described in bullet points 2 through 4 above which have maturities of more than 3 months will be eligible investments unless the issuing entity thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (4) no securities or investments described in bullet points 2 through 4 above which have a maturity of 60 days or less will be eligible investments unless such securities have a rating from S&P of at least “A-1”; and (5) no securities or investments described in bullet points 2 through 4 above which have a maturity of 365 days or less will be eligible investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.

The trustee will have access to the collection account for the purpose of making deposits in and withdrawals from the collection account in accordance with the indenture. The servicer will select the eligible investments in which funds will be invested, unless otherwise directed by the issuing entity. The trustee shall have no investment discretion. Absent written instructions to invest, funds shall remain uninvested.

The servicer will remit recovery charge payments to the collection account in the manner described under “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

General Subaccount

The general subaccount will hold all funds held in the collection account that are not held in the other two subaccounts. The servicer will remit all recovery charge payments to the general subaccount. On each payment date, the trustee will draw on amounts in the general subaccount to pay the issuing entity’s expenses and to pay interest and make scheduled payments on the recovery bonds, and to make other payments and transfers in accordance with the terms of the indenture. Funds in the general subaccount will be invested in the eligible investments described above.

Excess Funds Subaccount

The trustee, at the written direction of the servicer, will allocate to the excess funds subaccount recovery charge collections available with respect to any payment date in excess of amounts necessary to make the payments specified on such payment date. The excess funds subaccount will also hold all investment earnings on the collection account (other than investment earnings on the capital subaccount) in excess of such amounts.

Capital Subaccount

In connection with the issuance of the recovery bonds, the seller, in its capacity as the issuing entity’s sole owner, will contribute capital to the issuing entity in an amount equal to the “required reserve level,” which will be not less than 0.50% of the principal amount of the recovery bonds issued. This amount will be funded by the seller and not from the proceeds of the sale of the recovery bonds and will be deposited into the capital subaccount on the issuance date. In the event that amounts on deposit in the general subaccount and the excess funds subaccount are insufficient to make scheduled payments of principal and interest on the recovery bonds and payments of fees and expenses contemplated by the first 9 bullets under “—How Funds in the Collection Account will be Allocated” in this prospectus, the trustee will draw on amounts in the capital subaccount to make such payments up to the lesser of the amount of such insufficiency and the amounts on deposit in the capital subaccount. In the event of any such withdrawal, collected recovery charges available on any subsequent payment date that are not necessary to pay scheduled payments of principal and interest on the recovery bonds and payments of fees and expenses will be used to replenish any amounts drawn from the capital subaccount. If the recovery bonds have been retired as of any payment date, the amounts on deposit in the capital subaccount will be released to the issuing entity, free of the lien of the indenture.

How Funds in the Collection Account will be Allocated

On each payment date for the recovery bonds (or any other date as directed by the servicer with respect to ongoing financing costs in clause (4) below payable prior to the next payment date), the trustee will with respect to the recovery bonds, pay or allocate, solely at the written direction of the servicer, all amounts on deposit in the collection account (including investment earnings thereon) to pay the following amounts in the following priority:

1.

amounts owed by the issuing entity to the trustee, the trustee’s fees, expenses and any outstanding indemnity amounts not to exceed $200,000 per annum (the “Trustee Cap”); provided, however, that the Trustee Cap shall be disregarded and inapplicable upon the acceleration of the recovery bonds following the occurrence of an event of default;

2.	the servicing fee and any unpaid servicing fees from prior payment dates to the servicer;

3.	the administration fee and the fees owed to the issuing entity’s independent manager;

4.

all of the issuing entity’s other ordinary periodic ongoing financing costs relating to the recovery bonds, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the administrator under the administration agreement and of the servicer under the servicing agreement;

5.	interest then due on the recovery bonds, including any past-due interest;

6.	payment of the principal then required to be paid on a tranche of the recovery bonds at final maturity for such tranche or as a result of an acceleration upon an event of default;

7.	payment of the principal then scheduled to be paid on a tranche of the recovery bonds in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal;

8.	any remaining unpaid fees, expenses and indemnity amounts owed to the trustee;

9.	any other unpaid ongoing financing costs relating to the recovery bonds and any remaining amounts owed pursuant to the basic documents;

10.	replenishment of any amounts drawn from the capital subaccount;

11.

provided that no event of default has occurred and is continuing, release to NYSEG an amount representing a return on capital of its capital contribution calculated at its weighted average cost of capital, currently 8.08% per annum but which shall be adjusted from time to time as a result of changes authorized by the Commission in future rate cases;

12.	the remainder, if any, to the excess funds subaccount for distribution on subsequent payment dates; and

13.

after principal of and premium, if any, and interest on all recovery bonds and all of the other foregoing amounts have been paid in full, the balance (including all amounts then held in the capital subaccount and the excess funds subaccount), if any, shall be paid to NYSEG free and clear from the lien of the indenture and the series supplement and credited to customers through normal ratemaking processes, other than amounts on deposit in the capital subaccount, which shall be paid to NYSEG.

If on any payment date funds on deposit in the general subaccount are insufficient to make the payments contemplated by clauses (1) through (9) above, the trustee (at the written direction of the servicer) will first, draw from amounts on deposit in the excess funds subaccount, and second, draw from amounts on deposit in the capital subaccount, up to the amount of the shortfall, in order to make those payments in full. If the trustee uses amounts on deposit in the capital subaccount to pay those amounts or make those transfers, as the case may be, subsequent adjustments to the recovery charges will take into account, among other things, the need to replenish those amounts. In addition, if on any payment date funds on deposit in the general subaccount are insufficient to make the transfer described in clause (10) above, the trustee will draw from amounts on deposit in the excess funds subaccount to make such transfer. Please read “Risk Factors—Other Risks Associated with an Investment in the recovery bonds— NYSEG’s indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the recovery bonds” in this prospectus.

If, on any payment date, available collections of the recovery charges, together with available amounts in the subaccounts, are not sufficient to pay interest due on all outstanding recovery bonds on that payment date, amounts available will be allocated pro rata based on the amount of interest payable. If, on any payment date, remaining collections of recovery charges, together with available amounts in the subaccounts, are not sufficient to pay principal due and payable at a tranche’s final maturity date or upon an acceleration following an event of default under the indenture, amounts available will be allocated pro rata based on the principal amount of each tranche then due and payable. If, on any payment date, remaining collections of recovery charges, together with available amounts in the subaccounts, are not sufficient to pay principal scheduled to be paid, and if more than one tranche is scheduled to be paid on such payment date, the trustee will distribute principal from the collection account sequentially in the numerical order of such tranches. If the trustee uses amounts on deposit in the capital subaccount to pay those amounts or make those transfers, as the case may be, subsequent adjustments to the recovery charges related to that tranche will take into account, among other things, the need to replenish those amounts.

Intercreditor Agreement

NYSEG will enter into an intercreditor agreement if NYSEG (i) becomes a party to any future trade receivables purchase and sale agreement or similar arrangement under which it sells all or any portion of its accounts receivables owing from customers who are obligated to pay the recovery charge or (ii) enters into a sale agreement selling to any other affiliate recovery property or similar property, consisting of non-bypassable charges payable by customers comparable to those sold by the seller pursuant to the sale agreement. The intercreditor agreement will be similar to in all material respects the form contained within the sale agreement and will state that, (i) the recovery charges are excluded from the assets sold under the accounts receivable sales program if there is an accounts receivable program, (ii) the respective holders of the recovery bonds and additional recovery bonds have separate ownership interests in the recovery property and the similar property and (iii) replacement of the servicer will require the agreement of the trustees and the administrative agent under the accounts receivable sales program, if applicable. In the sale agreement, NYSEG has covenanted that it will not (a) enter into any future sale of recovery property or property similar to recovery property to issuing entities for the purpose of issuing additional recovery bonds without the rating agency condition being satisfied with respect to the recovery bonds prior to or coincident with such sale and entering into an intercreditor agreement or joinder to an intercreditor agreement or (b) become party to a trades receivable purchase and sale agreement under which it sells all or any portion of its accounts receivable owing from customers who are obligated to pay the recovery property and entering into an intercreditor agreement or a joinder to an intercreditor agreement. Please read “The Sale Agreement—Covenants of the Seller” in this prospectus.

If the trustees are unable to agree on a replacement servicer, no trustee would be able to replace NYSEG or any successor as servicer; the parties must cooperate to appoint a replacement servicer within 10 business days of the date of notice that the servicer shall be replaced. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE RECOVERY BONDS

The rate of principal payments, the amount of each interest payment and the actual final payment date of the recovery bonds and the weighted average life thereof will depend primarily on the timing of receipt of collected recovery charges by the trustee and the statutory true-up mechanism. The aggregate amount of collected recovery charges and the rate of principal amortization on the recovery bonds will depend, in part, on actual energy usage and energy demands, and the rate of delinquencies and write-offs. The recovery charges are required to be adjusted from time to time based in part on the actual rate of collected recovery charges. However, the issuing entity can give no assurance that the servicer will be able to forecast accurately actual electricity usage and the rate of delinquencies and write-offs or implement adjustments to the recovery charges that will cause collected recovery charges to be received at any particular rate. Please read “Risk Factors— Servicing Forecasting Risks—Inaccurate consumption or collection forecasting might reduce scheduled payments on the recovery bonds” and “NYSEG’s Financing Order—Recovery Charges—The Financing Order Requires the Servicer to Periodically ‘True-Up’ the Recovery Charge” in this prospectus.

The recovery bonds may be retired later than expected. Except in the event of an acceleration of the final payment date of the recovery bonds after an event of default, however, the recovery bonds will not be paid at a rate faster than that contemplated in the expected sinking fund schedule of the recovery bonds even if the receipt of collected recovery charges is accelerated. Instead, receipts in excess of the amounts necessary to amortize the recovery bonds in accordance with the expected sinking fund schedule, to pay interest and related fees and expenses and to fund subaccounts of the collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment. Acceleration of the final maturity date after an event of default in accordance with the terms thereof will result in payment of principal earlier than the related scheduled final payment dates. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the recovery bonds is received in later years, the recovery bonds may have a longer weighted average life.

Weighted Average Life Sensitivity

Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments of recovery bonds, the aggregate amount of each interest payment of recovery bonds and the actual final payment date of recovery bonds will depend on the timing of the servicer’s receipt of recovery charges from customers. Changes in the expected weighted average lives of the recovery bonds in relation to variances in actual energy consumption levels (electric sales) from forecast levels are shown below.

Weighted Average Life Sensitivity
		-5% ( Standard Deviations from Mean)		-15% ( Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*
A-1
A-2
A-3

*	Number is rounded to whole days

Assumptions

For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) in relation to the initial forecast, the forecast error stays constant over the life of the recovery bonds and is equal to an overestimate of electricity consumption of 5% (     standard deviations from mean) or 15% (     standard deviations from mean), (ii) the servicer makes timely and accurate submissions to true-up the recovery charges semi-annually, (iii) customers remit all recovery charges 30 days after such charges are billed, (iv) ongoing financing costs are equal to projections, (v) there is no acceleration of the final maturity date of the recovery bonds, and (vi) the issuance date of the recovery bonds is     , 2025. There can be no assurance that the weighted average lives of the recovery bonds will be as shown.

THE SALE AGREEMENT

The following summary describes particular material terms and provisions of the sale agreement pursuant to which the issuing entity will purchase recovery property from the seller. The depositor will file the form of the sale agreement as an exhibit to the registration statement of which this prospectus forms a part.

Sale and Assignment of the Recovery Property

On the issuance date, pursuant to a sale agreement, the seller will sell, transfer and assign recovery property to the issuing entity, without recourse, except as provided in such sale agreement. The recovery property acquired on that date represents any and all right, title and interest in and to the recovery charges established pursuant to the financing order to be collected from all existing and future electric customers in amounts sufficient to repay bond principal, interest and other ongoing financing costs and all rights to obtain adjustments to such recovery charges in accordance with the Securitization Law and the financing order. The issuing entity will apply the net proceeds that the issuing entity receives from the sale of the recovery bonds to the purchase of the recovery property acquired on that date.

In accordance with the Securitization Law, the transfer by NYSEG to the issuing entity of recovery property will be deemed perfected as against third parties upon the filing of a financing statement with the office of the New York Department of State, Division of Corporations.

Conditions to the Sale of Recovery Property

The issuing entity’s obligation to purchase and the seller’s obligation to sell recovery property on the issuance date will be subject to the satisfaction of each of the following conditions:

•	on or prior to the issuance date, the seller must duly execute and deliver the sale agreement to the issuing entity;

•	on or prior to the issuance date, the seller must have received the financing order from the Commission authorizing the creation of the recovery property;

•	on or prior to the issuance date, the seller must have submitted the issuance advice letter to the Commission and such letter must be effective;

•

as of the issuance date, the seller may not be insolvent and may not be made insolvent by the sale of recovery property to the issuing entity, and the seller may not be aware of any pending insolvency with respect to itself;

•

as of the issuance date, the representations and warranties of the seller in the sale agreement must be true and correct (except to the extent they relate to an earlier date), the seller may not have breached any of its covenants in the sale agreement, and the servicer may not be in default under the servicing agreement;

•

as of the issuance date, the issuing entity must have sufficient funds available to pay the purchase price for recovery property to be conveyed and all conditions to the issuance of the recovery bonds intended to provide the funds to purchase that recovery property set forth in the indenture must have been satisfied or waived;

•

on or prior to the issuance date, the seller must have taken all action required to transfer ownership of recovery property to be conveyed to the issuing entity on the issuance date, free and clear of all liens other than liens created by the issuing entity pursuant to the basic documents and to perfect such transfer including, without limitation, filing any statements or filings under the Securitization Law or the UCC; and the issuing entity or the servicer, on the issuing entity’s behalf, must have taken any action required for the issuing entity to grant the trustee a lien and first priority perfected security interest in the collateral and maintain that security interest as of the issuance date;

•

the seller must receive and deliver to the issuing entity and the trustee an opinion or opinions of outside tax counsel (as selected by the seller, and in form and substance reasonably satisfactory to the issuing entity and the underwriters),

•

to the effect that: (i) the issuing entity will not be subject to United States federal income tax as an entity separate from the issuing entity’s sole owner and that the recovery bonds will be treated as debt of the issuing entity’s sole owner for U.S. federal income tax purposes and (ii) for U.S. federal income tax purposes, the issuance of the recovery bonds will not result in gross income to the seller;

•

on and as of the issuance date, the issuing entity’s limited liability company agreement, the servicing agreement, the sale agreement, the indenture, the Securitization Law, the financing order and any tariff authorizing the collection of recovery charges must be in full force and effect; and

•	the seller must deliver to the issuing entity and to the trustee an officers’ certificate confirming the satisfaction of each of these conditions.

Seller Representations and Warranties

In the sale agreement, the seller will represent and warrant to the issuing entity, as of the issuance date, to the effect, among other things, that:

•

no portion of the recovery property has been sold, transferred, assigned or pledged or otherwise conveyed by the seller to any person other than the issuing entity and immediately prior to the sale of the recovery property, the seller owns the recovery property free and clear of all liens and rights of any other person, and no offsets, defenses or counterclaims exist or have been asserted with respect to the recovery property;

•

on the issuance date, immediately upon the sale under the sale agreement, the recovery property transferred on the issuance date will be validly transferred and sold to the issuing entity, the issuing entity will own the recovery property free and clear of all liens (except for liens created in your favor by the Securitization Law and the basic documents) and all filings and action to be made or taken by the seller (including filings with the New York Department of State, Division of Corporations under the Securitization Law) necessary in any jurisdiction to give the issuing entity a perfected ownership interest (subject to any lien created by the issuing entity or by the Securitization Law in your favor under the basic documents or the Securitization Law) in the recovery property will have been made;

•

subject to the clause below regarding assumptions used in calculating the recovery charges as of the issuance date, all written information, as amended or supplemented from time to time, provided by the seller to the issuing entity with respect to the recovery property (including the expected sinking fund schedule, the financing order and the issuance advice letter relating to the recovery property) is true and correct in all material respects;

•	under the laws of the State of New York (including the Securitization Law) and the United States in effect on the issuance date:

•

the financing order and issuance advice letter pursuant to which the rights, title and interests of the seller in the recovery property will have been created, including the right to impose, bill and collect the recovery charges and, the interest in and to the recovery property, has become final and non-appealable and is in full force and effect, and the seller has validly and irrevocably consented to the terms of the financing order;

•

the recovery bonds are entitled to the protection provided in specific sections of the Securitization Law, subject to the limitations specified therein (please read “The Recovery Property and the Securitization Law” in this prospectus);

•	the process by which the financing order was approved and the financing order, issuance advice letter and tariff comply with all applicable laws and regulations;

•

no other approval, authorization, consent, order or other action of, or filing with any governmental authority is required on the part of the seller in connection with the creation of the recovery property, except those that have been obtained or made;

•

the issuance advice letter and the tariff will have been submitted in accordance with the financing order and an officer of the seller has provided the certification to the Commission required by the issuance advice letter;

•

the State of New York has pledged that it will not take any action that limits, alters or impairs the value of the recovery property or the security for the recovery bonds or, except as provided with respect to the true-up mechanism, reduce, alter or impair the recovery charges until any and all principal, interest and financing costs have been paid and performed in full; and

•

under the “contract clause” of the U.S. Constitution, holders of the recovery bonds could, absent a demonstration by the State of New York that such action is necessary to further a significant and legitimate public purpose, successfully challenge the constitutionality of any legislative action that impairs or reduces the value of the recovery property or the recovery charges so as to impair (a) the terms of the indenture or the recovery bonds or (b) the rights and remedies of the bondholders determined by such court to limit, alter, impair or reduce the value of the recovery property or the recovery charges prior to the time that the recovery bonds are fully paid and discharged.

•

based on information available to the seller on the issuance date, the assumptions used in calculating the recovery charges as of the issuance date are reasonable and are made in good faith; however, notwithstanding the foregoing, NYSEG makes no representation or warranty, express or implied, that amounts actually collected arising from those recovery charges will in fact be sufficient to meet the payment obligations on the related recovery bonds or that the assumptions used in calculating such recovery charges will in fact be realized;

•	upon the effectiveness of the financing order, the issuance advice letter and the tariff with respect to the transferred recovery property and the transfer of such recovery property to us:

•	the right to impose, bill and collect the recovery charges established pursuant to the financing order, will become recovery property;

•	the recovery property will constitute a vested, presently existing property right vested in the holders;

•

the recovery property will include the right, title and interest in and to the recovery charges established pursuant to the financing order, in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the recovery charges, regardless of whether such revenues, collections, claims, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, claims, payments, money, or proceeds, and in and to all rights to obtain periodic adjustments to the recovery charges pursuant to the term of the financing order;

•

the owner of the recovery property will be legally entitled to bill recovery charges and collect payments in respect of the recovery charges in the aggregate amount sufficient to pay or fund, in accordance with the indenture, the principal of and interest on the recovery bonds to pay the fees and expenses of servicing the recovery bonds, and to replenish the capital subaccount to the required reserve level until the recovery bonds are paid in full; and

•	the recovery property will not be subject to any lien, except for he lien arising under the Securitization Law and the financing order;

•

the seller is a corporation duly organized and in good standing under the laws of the State of New York, with the requisite corporate power and authority to own its properties and conduct its business as currently owned or conducted;

•

the seller has the requisite corporate power and authority to obtain the financing order and to own the rights, title and interests established under the financing order relating to the recovery bonds, to sell and transfer those rights, title and interests to the issuing entity, whereupon such rights, title and interests will become recovery property;

•

the seller has the requisite corporate power and authority to execute and deliver the sale agreement and to carry out its terms, and the execution, delivery and performance of the sale agreement have been duly authorized by the seller by all necessary corporate action;

•

the sale agreement constitutes a legal, valid and binding obligation of the seller, enforceable against it in accordance with its terms, subject to customary exceptions relating to bankruptcy, creditor’s rights and equitable principles;

•

the consummation of the transactions contemplated by the sale agreement and the fulfillment of its terms do not (a) conflict with the seller’s organizational documents or any indenture or other agreement or instrument to which the seller is a party or by which it or any of its property is bound, (b) result in the creation or imposition of any lien upon the seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any liens that may be granted in favor of the trustee for the benefit of the bondholders or any liens created or that will be created by the issuing entity pursuant to the Securitization Law and the financing order or the basic documents), (c) violate any existing law or any existing order, rule or regulation applicable to the seller and (d) is consistent with the Securitization Law and the financing order;

•

no proceeding is pending and, to the seller’s knowledge, no proceeding is threatened and, to the seller’s knowledge, no investigation is pending or threatened before any governmental authority having jurisdiction over the seller or its properties involving or relating to the seller or to the issuing entity or, to the seller’s knowledge, any other person:

•	asserting the invalidity of the Securitization Law, the financing order, the issuance advice letter, the sale agreement, the recovery bonds and the basic documents;

•	seeking to prevent the issuance of the recovery bonds or the consummation of any of the transactions contemplated by the sale agreement or any of the other basic documents;

•

seeking any determination that could reasonably be expected to materially and adversely affect the performance by the seller of its obligations under, or the validity or enforceability of, the Securitization Law, the financing order, the recovery bonds, the issuance advice letter, the sale agreement or the other basic documents; or

•	seeking to adversely affect the federal income tax or state income or franchise tax classification of the recovery bonds as debt;

•

except for financing statements under the Securitization Law, no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the seller in the future pursuant to the sale agreement;

•	the information describing the seller under the caption “The Depositor, Seller, Initial Servicer and Sponsor” in this prospectus is true and correct in all material respects;

•

there is no order by any court providing for the revocation, alteration, limitation or other impairment of the Securitization Law, the financing order, the issuance advice letter, the recovery property or the recovery charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the financing order;

•	after giving effect to the sale of the recovery property under the sale agreement, NYSEG:

•	is solvent and expects to remain solvent;

•	is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes;

•	is not engaged and does not expect to engage in a business for which its remaining property represents an unreasonably small portion of its capital;

•	reasonably believes that it will be able to pay its debts as they become due;

•	is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity; and

•

under existing law as of the closing date, holders will not be responsible for, nor will payments to holders be reduced by, any sales tax, gross receipts tax, general corporation tax, single business tax, personal property tax, privilege tax, franchise or license tax, or other tax imposed on the seller or the issuing entity as a result of the sale and assignment of the recovery property by the seller to the issuing entity, the acquisition of the recovery property by the issuing entity or the issuance and sale by the issuing entity of the recovery bonds, other than withholding of taxes applicable to recovery bond payments and any taxes imposed as a result of a failure of the issuing entity or the seller to properly withhold or remit taxes imposed with respect to payments on any recovery bond.

The seller will not make any representation or warranty, express or implied, that billed recovery charges will be actually collected from customers.

Certain of the representations and warranties that the seller makes in the sale agreement involve conclusions of law. The seller makes those representations and warranties in order to reflect the understanding of the basis on which the issuing entity is issuing the recovery bonds and to reflect the agreement that if this understanding proves to be incorrect, the seller will be obligated to indemnify the issuing entity.

The representations and warranties made by the seller will survive the execution and delivery of the sale agreement, and the issuing entity’s pledge of the recovery property to the trustee. The seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date including by means of any legislative enactment or constitutional amendment that renders any of the representations or warranties untrue.

Covenants of the Seller

In the sale agreement, the seller makes the following covenants:

•

Subject to its right to assign its rights and obligations to a successor utility under the sale agreement, so long as any of the recovery bonds are outstanding, the seller will (a) keep in full force and effect its existence and remain in good standing under the laws of the jurisdiction of its organization, (b) obtain and preserve its qualifications to do business in those jurisdictions necessary to protect the validity and enforceability of the sale agreement and the other basic documents or to the extent necessary to perform its obligations under the sale agreement and the other basic documents and (c) continue to operate its distribution system to provide service to its customers.

•

Except for the conveyances under the sale agreement or any lien under the Securitization Law for the benefit of the issuing entity, the bondholders or the trustee, the seller will not sell, pledge, assign or transfer, or grant, create, incur, assume or suffer to exist any lien on, any of the recovery property, or any interest therein, and the seller will defend the right, title and interest of the issuing entity and of the trustee on behalf of the bondholders, in, to and under the recovery property against all claims of third parties claiming through or under the seller. The seller also covenants that, in its capacity as seller, it will not at any time assert any lien against, or with respect to, any of the recovery property.

•

If the seller receives any payments in respect of the recovery charges or the proceeds thereof other than in its capacity as the servicer, the seller agrees to pay all those payments to the servicer, on behalf of the issuing entity, and to hold such amounts in trust for the issuing entity and the trustee prior to such payment.

•

The seller shall not become a party to any future trade receivables purchase and sale agreement or similar arrangement under which it sells all or any portion of its accounts receivables owing from customers who are obligated to pay the recovery charge, unless the trustee, the seller and the other parties to such arrangement shall have entered into an intercreditor agreement in connection therewith and the terms of the documentation evidencing such new or amended trade receivables purchase and sale agreement or similar arrangement shall expressly exclude recovery property (including recovery charges) from any receivables or other assets pledged or sold under such arrangement.

•

If the seller enters into a sale agreement selling to any other affiliate recovery property or similar property, consisting of non-bypassable charges payable by customers comparable to those sold by the seller pursuant to the sale agreement, the rating agency condition must be satisfied with respect to the recovery bonds prior to or coincident with such sale and the seller will enter into an intercreditor agreement with the issuing entity, the trustee for the recovery bonds, the issuing entity of any such additional recovery bonds and the trustee for such additional recovery bonds described in “Security for the Recovery Bonds—Intercreditor Agreement”.

•

The seller will notify the issuing entity and the trustee promptly after becoming aware of any lien on any of the recovery property, other than the conveyances under the sale agreement, or any lien under the basic documents or under the Securitization Law or the UCC in favor of the trustee for the benefit of the bondholders.

•

The seller agrees to comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to it, except to the extent that failure to so comply would not materially adversely affect the issuing entity’s or the trustee’s interests in the recovery property or under the basic documents to which the seller is a party or the seller’s performance of its obligations under the basic documents to which the seller is a party.

•	So long as any of the recovery bonds are outstanding, the seller will:

•	treat the recovery property as the issuing entity’s property for all purposes other than for financial reporting, state or federal regulatory or tax purposes;

•	treat the recovery bonds as debt of the issuing entity, other than for financial reporting, state or federal regulatory or tax purposes;

•	treat the recovery bonds as indebtedness of the seller secured by the recovery bond collateral solely for U.S. federal income tax purposes;

•

disclose in its financial statements that the issuing entity and not the seller is the owner of the recovery property and that the issuing entity’s assets are not available to pay creditors of the seller or its affiliates (other than us);

•	not own or purchase any recovery bonds; and

•	disclose the effects of all transactions between the issuing entity and the seller in accordance with generally accepted accounting principles.

•

The seller agrees that, upon the sale by the seller of recovery property to the issuing entity pursuant to the sale agreement, to the fullest extent permitted by law, the issuing entity will have all of the rights originally held by the seller with respect to the recovery property, including the right to exercise any and all rights and remedies to collect any amounts payable by any customer in respect of the transferred recovery property, notwithstanding any objection or direction to the contrary by the seller, and any payment by any customer to the issuing entity will discharge that customer’s obligations in respect of that recovery property to the extent of that payment, notwithstanding any objection or direction to the contrary by the seller;

•	So long as any of the recovery bonds are outstanding:

•

In all proceedings relating directly or indirectly to the recovery property, the seller will affirmatively certify and confirm that it has sold all of its rights, title and interests in and to such property (other than for financial reporting or tax purposes), and will not make any statement or reference in respect of the recovery property that is inconsistent with the issuing entity’s ownership interest (other than for financial accounting, state or regulatory or tax purposes).

•

The seller will not take any action in respect of the recovery property except solely in its capacity as servicer pursuant to the servicing agreement or as otherwise contemplated by the basic documents.

•

The seller will not sell recovery property, or property similar to recovery property, under a separate financing order in connection with the issuance of additional recovery bonds or other similar bonds unless the rating agency condition shall have been satisfied and the issuing entity, seller, trustee and any issuing entity and future trustee shall enter into an intercreditor agreement in the form attached to the purchase and sale agreement.

•

Neither the seller nor the issuing entity will file any tax return, or make any election inconsistent with the treatment of the issuing entity, for federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the seller (or, if relevant, from another sole owner of the issuing entity, as the issuing entity).

•

The seller will execute and file the filings required by law to fully preserve, maintain, protect and perfect the issuing entity’s ownership interest in and the trustee’s lien on the recovery property, including all filings required under the Securitization Law and the UCC relating to the transfer of the ownership of the rights, title and interests related to the recovery bonds under the financing order by the seller to the issuing entity and the pledge of the recovery property to the trustee. The seller will institute any action or proceeding necessary to compel performance by the Commission, the State of New York or any of their respective agents of any of their obligations or duties under the Securitization Law, the financing order or any issuance advice letter. The seller also will take those legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case, as may be reasonably necessary (i) to protect the issuing entity, the bondholders and the trustee from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty of the seller in the sale agreement and (ii) to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Law, the financing order, any issuance advice letter or the rights of holders by legislative enactment or constitutional amendment that would be materially adverse to the issuing entity, the trustee or the bondholder or which would otherwise cause an impairment of the issuing entity’s rights or those of the bondholders and the trustee, and the seller will pay the costs of any such actions or proceedings.

•

Even if the sale agreement or the indenture is terminated, the seller will not, prior to the date which is one year and one day after the termination of the indenture and payment in full of the recovery bonds or any other amounts owed under the indenture, petition or otherwise invoke or cause the issuing entity to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the issuing entity under any federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official or any substantial part of the issuing entity’s property, or ordering the winding up or liquidation of the issuing entity’s affairs.

•

So long as any of the recovery bonds are outstanding, the seller will, and will cause each of its subsidiaries to, pay all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the transferred recovery property; provided, that no such tax need be paid if the seller or any of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

•	The seller will not withdraw the submission of any issuance advice letter with the Commission.

•	The seller will make all reasonable efforts to keep each tariff in full force and effect at all times.

•

Promptly after obtaining knowledge of any breach in any material respect of its representations and warranties in the sale agreement, the seller will notify the issuing entity, the Commission and the rating agencies of the breach.

•	The seller will use the proceeds of the sale of the recovery property in accordance with the financing order and the Securitization Law.

•

Upon the issuing entity’s request, the seller will execute and deliver such further instruments and do such further acts as may be necessary to carry out the provisions and purposes of the sale agreement.

Indemnification

The seller will indemnify, defend and hold harmless the issuing entity, the trustee (for itself and for the benefit of the bondholders) and any of the issuing entity’s and the trustee’s officers, directors, employees and agents against:

•	any and all amounts of principal and interest on the recovery bonds not paid when due or when scheduled to be paid in accordance with their terms;

•

any other amounts payable to any person in connection with the recovery bonds or in connection with the recovery property, including but not limited to trustee’s fees and expenses, which are not paid when due or when scheduled to be paid pursuant to the applicable indenture;

•

the amount of any other deposits to the collection account required to have been made in accordance with the terms of the basic documents and retained in the capital subaccount, or in the excess funds subaccount or released to the issuing entity free of the lien of the applicable indenture, which are not made when so required;

•	any taxes payable by bondholders resulting in a breach of a specific tax representation of the seller; and

•	any reasonable costs and expenses incurred by such person that are not recoverable pursuant to the applicable indenture,

in each case to the extent resulting from the seller’s breach of any of its representations, warranties or covenants contained in the sale agreement, except to the extent of losses either resulting from the willful misconduct, bad faith or gross negligence of such indemnified persons or resulting from a breach of representation or warranty in any of the basic documents of the party seeking indemnification.

The seller’s indemnification obligations survive the resignation or removal of the trustee and the termination of the sale agreement. The seller will be liable in accordance with the sale agreement only to the extent of the obligations specifically undertaken by the seller in the sale agreement.

Successors to the Seller

Any person (a) into which the seller may be merged, converted or consolidated and that succeeds to all or substantially all of the electric transmission and distribution business of the seller, (b) that results from the division of the seller into 2 or more persons and that succeeds to all or substantially all of the electric transmission and distribution business of the seller, (c) that results from any merger or consolidation to which the seller shall be a party and that succeeds to all or substantially all of the electric transmission and distribution business of the seller, (d) that succeeds to the properties and assets of the seller substantially as a whole, or succeeds to all or substantially all of the electric transmission and distribution business of the seller, or (e) that otherwise succeeds to all or substantially all of the electric transmission and distribution business of the seller, shall be the successor to the seller under the sale agreement without further act on the part of any of the parties to the sale agreement; provided, that the following conditions are met:

•

immediately after giving effect to any transaction referred to in this paragraph, no representation or warranty made in the sale agreement will have been breached, and no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing;

•	the successor must execute an agreement of assumption to perform every obligation of the seller under the sale agreement;

•	officers’ certificates and opinions of counsel specified in the sale agreement will have been delivered to the issuing entity and the trustee; and

•	the rating agencies will have received prior written notice of the transaction.

Amendment

The sale agreement may be amended in writing by the seller and the issuing entity, if a copy of the amendment is provided by the issuing entity to each rating agency and the rating agency condition is satisfied, with the consent of the trustee. If any such amendment would adversely affect the interest of any bondholder in any material respect, the consent of the holders of a majority of recovery bonds is also required. In determining whether a majority of holders have consented, recovery bonds owned by the issuing entity, NYSEG or any affiliate of the issuing entity shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any recovery bonds it actually knows to be so owned.

In addition, the sale agreement may be amended in writing by the seller and the issuing entity with 10 business days’ prior written notice given to the rating agencies, but without the consent of any of the bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the sale agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the sale agreement or of modifying in any manner the rights of the bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to the issuing entity and the trustee, adversely affect in any material respect the interests of any bondholder or (ii) to conform the provisions of the sale agreement to the description of the sale agreement in this prospectus. Promptly after the execution of any such amendment or consent, the issuing entity will furnish copies of such amendment or consent to each of the rating agencies.

THE SERVICING AGREEMENT

The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer is undertaking to service the recovery property. The depositor will file the form of the servicing agreement as an exhibit to the registration statement of which this prospectus forms a part.

Servicing Procedures

The servicer will manage, service and administer, bill, collect and post all payments in respect of, the recovery property according to the terms of the servicing agreement. The servicer’s duties will include:

•	calculating consumption, billing the recovery charges, collecting the recovery charges from customers and posting all collections;

•	responding to inquiries of customers, the Commission or any other governmental authority regarding the recovery property or recovery charges;

•	investigating and handling delinquencies (and furnishing reports with respect to such delinquencies to the issuing entity);

•	processing and depositing collections and making periodic remittances;

•	furnishing periodic and current reports and statements to the issuing entity, the Commission, the rating agencies and the trustee;

•	making all filings with the Commission and taking all other actions necessary to perfect the issuing entity’s ownership interests in and the trustee’s lien on the recovery property;

•	making all filings and taking such other action as may be necessary to perfect the trustee’s lien on and security interest in all collateral;

•	selling, as the issuing entity’s agent, as the issuing entity’s interests may appear, defaulted or written off accounts;

•	taking all necessary action in connection with true-up adjustments; and

•	performing other duties specified under the financing order.

The servicer will be required to notify the issuing entity, the trustee and the rating agencies in writing if it becomes aware of any laws or commission regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on the issuing entity’s behalf.

In addition, upon the issuing entity’s reasonable request or the reasonable request of the trustee or any rating agency, the servicer will provide to the issuing entity, the trustee or any rating agency public financial information about the servicer and any material information about the recovery property that is reasonably available, as may be reasonably necessary and permitted by law to enable the issuing entity, the trustee or any rating agency to monitor the servicer’s performance; provided, however, that any such request by the trustee shall not create any obligation for the trustee to monitor the performance of the servicer. In addition, so long as any recovery bonds are outstanding, the servicer will provide within a reasonable time after written request thereof, any information available to the servicer or reasonably obtainable by it that is necessary to calculate the recovery charges. The servicer will also prepare any reports required to be filed by the issuing entity with the SEC, as further described below, and will cause to be delivered required opinions of counsel to the effect that all filings with the State of New York necessary to preserve and protect the interests of the trustee in the recovery property have been made.

Servicing Standards and Covenants

The servicing agreement will require the servicer to (i) manage, service, administer, bill, collect and calculate recovery charges in accordance with the Securitization Law and post collections in respect of the recovery property with reasonable care and in material compliance with applicable requirements of law, including all applicable regulations of the Commission and guidelines, using the same degree of care and diligence that the servicer exercises with respect to similar assets for its own account, (ii) follow customary standards, policies and procedures for the industry in New York in performing its duties as servicer, (iii) use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the recovery property and to bill and collect the recovery charges, (iv) comply with all requirements of law, including all applicable regulations and guidelines of the Commission applicable to and binding on it relating to the recovery property, (v) file all Commission notices described in the Securitization Law and file and maintain the effectiveness of UCC financing statements with respect to the property transferred to the issuing entity under the sale agreement and (vi) take such other action on the issuing entity’s behalf to ensure that the lien of the trustee on the collateral remains perfected and of first priority. The servicer shall follow customary and usual practices and procedures as it deems necessary or advisable in servicing the recovery property, which, in the servicer’s judgment, may include taking legal action at the issuing entity’s expense but subject to the priority of payments set forth in the indenture or in the series supplement.

Notwithstanding anything to the contrary in the servicing agreement, the duties of the servicer set forth in the servicing agreement shall be qualified and limited in their entirety by the Securitization Law, the financing order, any Commission regulation and U.S. federal securities laws and the rules and regulations promulgated thereunder as in effect at the time such duties are to be performed.

The servicing agreement will also require the servicer to provide various reports regarding the recovery charges and allocation of the recovery charges among various classes of customers and payments to the bondholders, in each case as are necessary to effect collection, allocation and remittance of payments in respect of recovery charges and other collected funds as required under the basic documents.

The servicer will be responsible for instituting any action or proceeding to compel performance by the State of New York or the Commission of their respective obligations under the Securitization Law, the financing order and any true-up adjustment. The servicer will take such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, as may be reasonably necessary to attempt to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Law, the financing order or the rights of holders of recovery property by legislative enactment, constitutional amendment or other means that would be adverse to bondholders. Any costs associated with such legal or administrative action will be borne by the issuing entity as an ongoing financing cost; provided, however, that the servicer will be obligated to institute and maintain such action or proceedings only if it is being reimbursed on a current basis for its costs and expenses in taking such actions in accordance with the related indenture or series supplement, and is not required to advance its own funds to satisfy these obligations. In addition NYSEG will assert in an appropriate forum that any municipality, or any other person or entity, that acquires any portion of NYSEG’s electric distribution facilities must be treated as a successor to NYSEG under the Securitization Law and the financing order, subject to approval by the Commission, and that its customers remain responsible for payment of recovery charges. Please read “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

True-Up Adjustment Submissions

The servicing agreement requires the servicer to submit true-up adjustment filings to secure semi-annual true-up adjustments to the recovery charges. The servicing agreement also requires the servicer to submit interim true-up adjustment filings as needed if the servicer forecasts that projected recovery charge collections will be insufficient to pay principal of and interest on the recovery bonds and other ongoing financing costs to otherwise satisfy the current or next succeeding payment period requirement or to replenish any draws upon the capital subaccount. The true-up mechanism is designed to correct for any over-collection or under-collection of recovery charges and to provide for timely payment of scheduled principal of and interest on the recovery bonds and of all other ongoing financing costs and, to the extent required, replenish the capital subaccount.

The recovery charge shall be initially allocated to customer service classes based on NYSEG’s Rate Case applicable year delivery service revenues pursuant to its most recent 3-year rate plan in Cases 22-E-0317 and 22-E-0319 and will subsequently be allocated to customer service classes based on delivery service revenues under NYSEG’s subsequent rate plans in accordance with the allocation effective at the start of each succeeding rate year. The recovery charges will be updated to reflect the new allocation methodology through the application of the true-up adjustment. Please read “NYSEG’s Financing Order—Recovery Charges—The Financing Order Approves the Methodology used to Calculate the Recovery Charges” in this prospectus.

Remittances to Collection Account

Recovery charge collections shall be remitted to the trustee for deposit into the collection account as soon as practicable but in no event later than two business days after such amounts are received. In the event that NYSEG is unable to remit actual recovery charge collections it will remit recovery charge collections estimated to have been received by NYSEG from or on behalf of customers on such business day in respect of all previously billed recovery charges as soon as practicable but in no event later than the second business day after which such payments are estimated to have been received. The servicer will remit estimated recovery charge collections based on actual recovery charge billings each day and its then-current days sales outstanding. No less often than semi-annually, the servicer will reconcile remittances of any estimated recovery charge collections with actual recovery charge collections received by the servicer, based on days sales outstanding.

If the servicer remits estimated recovery charge collections at any time during a payment period, the servicer will compare actual recovery charge collections to the estimated recovery charge collections that have been remitted to the trustee. Such reconciliation shall be conducted within 60 days of each payment date and reflected in a reconciliation certificate delivered to the trustee. The servicer will make a supplemental remittance, if necessary, to the general subaccount within 10 days, and if excess remittance, will reduce daily remittance over the next month following the date of the reconciliation certificate to the trustee.

The servicing agreement will require and the financing order requires that, if any amounts collected by the servicer represent partial payments of the total bill to a customer, such partial payment shall be applied to all charges on the customer’s bill, including without limitation all recovery charges, if any, other similar securitization charges and other billed amounts on a pro rata basis consistent with NYSEG’s current process for allocating partial payments.

The servicer has agreed and acknowledged that it holds all recovery charge collections received by it and any other proceeds for the recovery bond collateral received by it for the benefit of the trustee and the bondholders and that all such amounts will be remitted by the servicer without any surcharge, fee, offset, charge or other deduction. The servicer has further agreed not to make any claim to reduce its obligation to remit all recovery charge payments collected by it in accordance with the servicing agreement.

Servicing Compensation

The servicer will be entitled to receive an annual servicing fee in an amount equal to:

•	$355,300 per annum (0.05% of the initial aggregate principal amount of the recovery bonds) for so long as the servicer remains NYSEG or an affiliate, plus reasonable out of pocket expenses; or

•	if NYSEG or any of its affiliates is not the servicer, an amount not to exceed 0.60% of the original principal amount of the recovery bonds plus reasonable out-of-pocket expenses.

The servicing fee shall be paid semi-annually, with half of the servicing fee being paid on each payment date, except for the amount of the servicing fee to be paid on the first payment date in which the servicing fee then due will be calculated based on the number of days the servicing agreement has been in effect. The trustee will pay the servicing fee on each payment date (together with any portion of the servicing fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the recovery bonds.

Servicer Representations and Warranties; Indemnification

In the servicing agreement, the servicer will represent and warrant to the issuing entity, as of the issuance date of the recovery bonds, among other things, that:

•

the servicer is duly organized, validly existing and is in good standing under the laws of the state of its organization (which is New York, when NYSEG is the servicer), with requisite corporate or other power and authority to own its properties, to conduct its business as such properties are currently owned and such business is presently conducted by it, and to service the recovery property and hold the records related to the recovery property, and to execute, deliver and carry out the terms of the servicing agreement, and had at all relevant times, and has, the requisite power, authority and legal right to service the recovery property and to hold the recovery property records as custodian;

•

the servicer is duly qualified to do business, is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the recovery property as required under the servicing agreement) requires such qualifications, licenses or approvals (except where a failure to qualify would not be reasonably likely to have a material adverse effect on the servicer’s business, operations, assets, revenues or properties or to its servicing of the recovery property);

•

the execution, delivery and performance of the terms of the servicing agreement have been duly authorized by all necessary action on the part of the servicer under its organizational or governing documents and laws;

•

the servicing agreement constitutes a legal, valid and binding obligation of the servicer, enforceable against it in accordance with its terms, subject to applicable insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity, regardless of whether considered in a proceeding in equity or at law (including concepts of materiality, reasonableness, good faith and fair dealing);

•

the consummation of the transactions contemplated by the servicing agreement do not conflict with, result in any breach of, nor constitute a material default under the servicer’s organizational documents or any indenture or material agreement or other instrument to which the servicer is a party or by which it or any of its property is bound, result in the creation or imposition of any lien upon the servicer’s properties pursuant to the terms of any such indenture or agreement or other instrument (other than any lien that may be granted in favor of the trustee for the benefit of bondholders under the basic documents or any lien created pursuant to the Securitization Law) or violate any existing law or any existing order, rule or regulation applicable to the servicer of any governmental authority having jurisdiction over the servicer or its properties;

•

each report or certificate delivered in connection with the issuance advice letter or delivered in connection with any submission made to the Commission by the issuing entity with respect to the recovery charges or true-up adjustments will be true and correct in all material respects, or, if based in part on or containing assumptions, forecasts or other predictions of future events, such assumptions, forecasts or predictions are reasonable based on historical performance (and facts known to the servicer on the date such report or certificate is delivered);

•

no approval, authorization, consent, order or other action of, or filing with any court, federal or state regulatory body, administrative agency or other governmental instrumentality is required in connection with the execution and delivery by the servicer of the servicing agreement, the performance by the servicer of the transactions contemplated by the servicing agreement or the fulfillment by the servicer of the terms of the servicing agreement, except those that have been obtained or made and those that the servicer is required to make in the future pursuant to the servicing agreement; and

•

no proceeding or, to the servicer’s knowledge, investigation is pending and, to the servicer’s knowledge, no proceeding or investigation is threatened before any governmental authority having jurisdiction over the servicer or its properties involving or relating to the servicer or the issuing entity or, to the servicer’s knowledge, any other person, asserting the invalidity of the servicing agreement or the other basic documents, seeking to prevent issuance of the recovery bonds or the consummation of the transactions contemplated by the servicing agreement or other basic documents, seeking a determination that could reasonably be expected to materially and adversely affect the performance by the servicer of its obligations under or the validity or enforceability of, the servicing agreement, the other basic documents or the recovery bonds or seeking to adversely affect the federal income tax or state income or franchise tax classification of recovery bonds as debt.

The Servicer Will Indemnify the Issuing Entity and Other Entities in Limited Circumstances

Under the servicing agreement, the servicer will agree to indemnify the issuing entity, the trustee, for itself and on behalf of those holders, the independent manager and any of the issuing entity’s and the trustee’s respective trustees, officers, directors, employees and agents against any losses that may be imposed upon, incurred by or asserted against any of those persons as a result of:

•

the servicer’s willful misconduct, bad faith or gross negligence in the performance of its duties or observance of its covenants under the applicable servicing agreement or the servicer’s reckless disregard of its obligations and duties under the applicable servicing agreement; or

•	the servicer’s material breach of any of its representations and warranties that results in a servicer default under the applicable servicing agreement.

The servicer will not be liable, however, for any losses resulting from the willful misconduct, bad faith or negligence or breach of a representation or warranty in any of the basic documents of the party seeking indemnification.

Furthermore, the servicer is not responsible for any action, decision, ruling or delay of the Commission, other than any delay resulting from the servicer’s failure to submit required tariff compliance statements in a timely and correct manner or other breach of its duties under the servicing agreement. The servicer also is not liable for the calculation of the recovery charges and true-up adjustments, including any inaccuracy in the assumptions made in the calculation, so long as the servicer has acted in good faith and has not acted in a grossly negligent manner.

Notwithstanding the servicer’s election to assume the defense of any action, proceeding or investigation, the issuing entity shall have the right to employ separate counsel (including local counsel), and the servicer shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the defendants in any such action include both the issuing entity and the servicer and the issuing entity shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to the servicer, (ii) the servicer shall not have employed counsel reasonably satisfactory to the issuing entity to represent the issuing entity within a reasonable time after notice of the institution of such action, (iii) the servicer shall authorize the issuing entity to employ separate counsel at the expense of the servicer or (iv) in the case of the trustee, such action exposes the trustee to a material risk of criminal liability or forfeiture or a servicer default has occurred and is continuing. Notwithstanding the foregoing, the servicer shall not be obligated to pay for the fees, costs and expenses of more than one separate counsel for the issuing entity other than one local counsel, if appropriate. The servicer will not, without the prior written consent of the issuing entity, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought (whether or not the issuing entity is an actual or potential party to such claim or action) unless such settlement, compromise or consent includes an unconditional release of the issuing entity from all liability arising out of such claim, action, suit or proceeding.

Evidence as to Compliance

The servicing agreement provides that the servicer will furnish annually to the issuing entity, the trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 2026 or, if earlier, on the date on which the annual report relating to the recovery bonds is required to be filed with the SEC, a report on its assessment of compliance with specified servicing criteria as required by Item 1122(a) of Regulation AB, during the preceding 12 months ended December 31 (or preceding period since the issuance date of the recovery bonds in the case of the first statement), together with a certificate by an officer of the servicer certifying the statements set forth therein.

The servicing agreement also provides that a firm of independent certified public accountants, at the servicer’s expense, will furnish annually to the issuing entity, the trustee and the rating agencies on or before March 31 of each year, beginning March 31, 2026 or, if earlier, on the date on which the annual report relating to the recovery bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report that attests to and reports on the servicer’s assessment report described in the immediately preceding paragraph, to the effect that the accounting firm has performed agreed upon procedures in connection with the servicer’s compliance with its obligations under the servicing agreement during the preceding 12 months, identifying the results of the procedures and including any exceptions noted.

Copies of the above reports will be filed with the SEC. You may also obtain copies of the above statements and certificates by sending a written request addressed to the trustee.

The servicer will also be required to deliver to the issuing entity, the trustee and the rating agencies monthly reports setting forth certain information relating to collections of recovery charges received during the preceding calendar month and, shortly before each payment date, a semi-annual report setting forth the amount of principal and interest payable to bondholders on such date, the difference between the principal outstanding on the recovery bonds and the amounts specified in the related expected amortization schedule after giving effect to any such payments, and the amounts on deposit in the capital subaccount and excess funds subaccount after giving effect to all transfers and payments to be made on such payment date. The servicer is required to file copies of the semi-annual payment date reports with the SEC.

In addition, the servicer is required to send copies of each submission or notice evidencing a true-up adjustment to the issuing entity, the trustee and the rating agencies. While there are no ESPs currently in NYSEG’s service area, to the extent ESPs operate in NYSEG’s service area in the future, the servicer shall be required to prepare and deliver certain disclosures to its customers and to ESPs, and to provide to the rating agencies any non-confidential and non-proprietary information about the ESPs as is reasonably requested by the rating agencies.

Matters Regarding the Servicer

The servicing agreement provides that NYSEG may not resign from its obligations and duties as servicer thereunder, except if (a) NYSEG determines that the performance of its duties under the servicing agreement is no longer permissible under applicable law or (b) satisfaction of the following: (i) the rating agency condition shall have been satisfied and (ii) the Commission shall have approved such resignation. No resignation by NYSEG as servicer will become effective until a successor servicer has assumed NYSEG’s servicing obligations and duties under the servicing agreement.

The servicing agreement further provides that neither the servicer nor any of its directors, officers, employees, and agents will be liable to the issuing entity or to the trustee, the issuing entity’s managers, you or any other person or entity, except as provided under the servicing agreement, for taking any action or for refraining from taking any action under the servicing agreement or for good faith errors in judgment. However, neither the servicer nor any person or entity will be protected against any liability that would otherwise be imposed by reason of willful misconduct, bad faith or gross negligence in the performance of its duties. The servicer and any of director, officer, employee or agent of the servicer may rely in good faith on the advice of counsel or on any document of any kind, prima facie property executed and submitted by any person respecting any matters under the servicing agreement. In addition, the servicing agreement provides that the servicer is under no obligation to appear in, prosecute, or defend any legal action, except as provided in the servicing agreement at the issuing entity’s expense.

Any person (a) into which the servicer may be merged or consolidated and that succeeds to all or substantially all of the electric transmission and distribution business of the servicer, (b) that results from the division of the servicer into 2 or more entities and succeeds to all or substantially all of the electric transmission and distribution business of the servicer, (c) that may result from any merger or consolidation to which the servicer shall be a party and succeeds to all or substantially all of the electric transmission and distribution business of the servicer, or (d) that may otherwise succeed to all or substantially all of the electric transmission and distribution business of the servicer, shall be the successor to the servicer under the servicing agreement; provided the following conditions are met:

•	the successor to the servicer must execute an agreement of assumption to perform every obligation of the servicer under the servicing agreement;

•

immediately after giving effect to the transaction, no servicer default and no event that, after notice or lapse of time, or both, would become a servicer default shall have occurred and be continuing;

•

the servicer has delivered to the issuing entity, the trustee and the rating agencies an officer’s certificate and an opinion of counsel stating that the transfer complies with the servicing agreement and all conditions to the transfer under the servicing agreement have been complied with; and

•	the servicer has given prior written notice to the rating agencies.

So long as the conditions of any such assumptions are met, then the prior servicer will automatically be released from its obligations under the servicing agreement.

The servicing agreement permits the servicer to appoint any person to perform any or all of its obligations.

However, unless the appointed person is an affiliate of NYSEG, appointment must satisfy the rating agency condition. In all cases, the servicer must remain obligated and liable under the servicing agreement.

Servicer Defaults

Servicer defaults under the servicing agreement will include (each, a servicer default):

•

any failure by the servicer to remit any amount, including payments arising from the recovery charges into the collection account as required under the servicing agreement, which failure continues unremedied for 5 business days after written notice from the issuing entity or the trustee is received by the servicer or after discovery of the failure by an officer of the servicer;

•

any failure by the servicer to duly perform its obligations to make recovery charge adjustment submissions in the time and manner set forth in the servicing agreement, which failure continues unremedied for a period of 5 days;

•

any failure by the servicer or, if the servicer is NYSEG or an affiliate of NYSEG, by NYSEG to observe or perform in any material respect any covenants or agreements in the servicing agreement or the other basic documents to which it is a party, which failure materially and adversely affects the rights of bondholders and which continues unremedied for 60 days after written notice of this failure has been given to the servicer or, if the servicer is NYSEG or an affiliate of NYSEG, by the issuing entity or by the trustee or after such failure is discovered by an officer of the servicer;

•

any representation or warranty made by the servicer in the servicing agreement or any basic document proves to have been incorrect in a material respect when made, which has a material adverse effect on the bondholders and which material adverse effect continues unremedied for a period of 60 days after the giving of written notice to the servicer by the issuing entity or the trustee after such failure is discovered by an officer of the servicer; and

•	events of bankruptcy, insolvency, receivership or liquidation of the servicer.

Rights Upon a Servicer Default

As long as a default under a servicing agreement remains unremedied, either the trustee for the recovery bonds or the holders of a majority of the outstanding principal amount of the recovery bonds may terminate all the rights and obligations of the servicer under that servicing agreement. However, the servicer’s obligation to continue performing its functions as servicer may not be terminated until a successor servicer is appointed. After the termination, removal or resignation of the servicer, the issuing entity, with the prior written consent of the trustee, will appoint a successor servicer who will succeed to all the responsibilities, duties and liabilities of the servicer under that servicing agreement. Any successor servicer must also be approved by the Commission.

The issuing entity, with the prior written consent of the trustee, may appoint, or petition the Commission or a court of competent jurisdiction for the appointment of, a successor servicer, subject to satisfaction of the rating agency condition and all Commission regulations.

In no event shall the trustee be liable for its or the issuing entity’s appointment of a successor servicer. The trustee’s expenses incurred to appoint a successor shall be at the sole expense of the issuing entity and payable from the collection account as provided in the indenture.

In addition, if the servicer defaults in any obligation to remit required amounts to the trustee, the financing order allows holders of recovery bonds and the trustees and representatives of those holders, the issuing entity or the issuing entity’s assignees, and pledgees and transferees of the recovery property for the related series of recovery bonds to petition a court to order the sequestration and payment to the trustee of revenues arising from the related recovery property. If, however, the servicer is in bankruptcy, the holders of the recovery bonds and their trustees and representatives, the issuing entity, the issuing entity’s assignees and the pledgees and transferees of the recovery property, and a court may be prohibited from obtaining or enforcing such an order. Furthermore, the issuing entity, the trustee, the holders of the recovery bonds, and a court may be prohibited from replacing the servicer if it is in bankruptcy. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” and “How a Bankruptcy May Affect Your Investment” in this prospectus.

Waiver of Past Defaults

Holders of a series of recovery bonds evidencing not less than a majority in principal amount of the then outstanding recovery bonds, on behalf of all holders, may direct the trustee to waive in writing any default by the servicer in the performance of its obligations under the applicable servicing agreement and its consequences, except a default in making any required remittances to the trustee for deposit into the collection account for that series under the applicable servicing agreement.

Successor Servicer

Under the servicing agreement, if for any reason a third party assumes the role of the servicer under the servicing agreements, the servicer must cooperate with the issuing entity and with the trustee and the successor servicer in terminating the servicer’s rights and responsibilities under the servicing agreements, including the transfer to the successor servicer of all cash amounts then held by the servicer for remittance or subsequently acquired.

Furthermore, even if the issuing entity appoints a successor servicer, a successor servicer may encounter difficulties in collecting the recovery charges and determining appropriate true-up adjustments to the fixed recover charges. Any successor servicer may have less experience than NYSEG and less capable systems than those that NYSEG uses. The appointment of any successor servicer must also be approved by the Commission but no entity shall replace NYSEG as servicer in the future if the replacement would cause a downgrade in the ratings of the recovery bonds. Please read “Risk Factors—Servicing Forecasting Risks—Your investment in the recovery bonds depends on NYSEG or its successor or assignee, acting as servicer of the recovery property” and “Risk Factors—Servicing Forecasting Risks—It might be difficult for successor servicers to collect the recovery charges from NYSEG’s customers” in this prospectus.

Amendment

The servicing agreement may be amended by the servicer and the issuing entity with prior written notice given to the rating agencies and the prior written consent of the trustee, but without the consent of any of the holders of recovery bonds, to cure any ambiguity, to correct or supplement any provisions in the servicing agreement, to add recovery property subject to the servicing agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the servicing agreement or of modifying in any manner the rights of the holders of recovery bonds; provided, however, that such action shall not adversely affect in any material respect the interests of any holder of recovery bonds. For purposes of an amendment described in this paragraph, any amendment that increases the servicing fee payable to a successor servicer shall not be treated as adversely affecting the interests of any bondholder so long as the servicing fee is within the range approved in the financing order.

The servicing agreement may also be amended by the servicer and the issuing entity with prior written notice given to the rating agencies, the trustee and holders of recovery bonds evidencing not less than a majority of the outstanding amount of the recovery bonds, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the servicing agreement or of modifying in any manner the rights of the holders of recovery bonds; provided, however, that no such amendment shall (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of collections of recovery charges or (b) reduce the percentage of the outstanding amount of the recovery bonds, the holders of which are required to consent to any such amendment, without the consent of the holders of all the outstanding recovery bonds.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT

Challenge to True Sale Treatment

NYSEG will represent and warrant that the transfer of the recovery property in accordance with the sale agreement constitutes a true and valid sale and assignment of that recovery property by NYSEG to the issuing entity. It will be a condition of closing for the sale of the recovery property pursuant to the sale agreement that NYSEG will take the appropriate actions under the Securitization Law to perfect this sale. The Securitization Law provides that a transfer of recovery property by a utility corporation to an assignee that the parties have in the governing documentation expressly stated to be a sale or other absolute transfer shall be treated as an absolute transfer of, and not a security interest in, all the transferor’s right, title, and interest in, to, and under such recovery property, other than for federal and state income tax purposes. The issuing entity and NYSEG will treat such a transaction as a sale under applicable law. However, the issuing entity will expect that recovery bonds will be reflected as debt on NYSEG’s consolidated financial statements. In addition, the issuing entity will anticipate that the recovery bonds will be treated as debt of NYSEG for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. In the event of a bankruptcy of a party to a sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the recovery property to the issuing entity pursuant to that sale agreement was a financing transaction and not a true sale under applicable law including the Bankruptcy Code, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of NYSEG and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the recovery bonds.

In that regard, the issuing entity will note that the bankruptcy court in In re LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001) issued an interim order that observed that a debtor, LTV Steel Company, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.

LTV and the securitization investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted “true sales.” The court did not otherwise overrule its earlier ruling. The LTV memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.

Even if creditors did not challenge the sale of recovery property as a true sale, a bankruptcy filing by NYSEG could trigger a bankruptcy filing by the issuing entity with similar negative consequences for bondholders. In a recent bankruptcy case, In re General Growth Properties, Inc., 406 B.R. 171, (Bankr. S.D.N.Y. 2009), General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.

The issuing entity and NYSEG will have attempted to mitigate the impact of a possible recharacterization of the sale of recovery property from NYSEG to the issuing entity as a financing transaction. The sale agreement provides that if the transfer of the applicable recovery property is thereafter recharacterized by a court as a financing transaction and not a true sale, NYSEG will be deemed to have granted to the issuing entity on behalf of the issuing entity and the trustee a first priority security interest in all of NYSEG’s right, title and interest in and to the recovery property and all proceeds thereof. In addition, the sale agreement will require the filing of a financing statement naming NYSEG as the debtor and the issuing entity as the secured party and identifying the recovery property and the proceeds thereof as collateral in accordance with the Securitization Law. As a result of this filing, the issuing entity would be a secured creditor of NYSEG and entitled to recover against the collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by an NYSEG bankruptcy.

The Securitization Law provides that the creation, granting, perfection and enforcement of liens and security interests in recovery property are governed by Securitization Law and not by the New York UCC. Under the Securitization Law, a valid and enforceable lien and security interest in recovery property arises when all of the following have taken place: the Commission has issued a financing order authorizing the recovery charges included in the recovery property; value has been given by the pledgees of the recovery property and the pledgor has signed a security agreement covering the recovery property. Upon perfection through the filing of a financing statement with the New York Department of State, Division of Corporations in accordance with the New York UCC, the security interest shall be a continuously perfected lien and security interest in the recovery property, with priority in the order of filing and taking precedence over any subsequent judicial or other lien creditor. None of this, however, eliminates the risk of payment delays and other adverse effects caused by an NYSEG bankruptcy.

If for any reason, a financing statement is not filed under the Securitization Law or the issuing entity fails to otherwise perfect the issuing entity’s interest in the recovery property sold pursuant to the sale agreement, and the transfer is thereafter deemed not to constitute a true sale, the issuing entity would be an unsecured creditor of NYSEG.

Consolidation of the Issuing Entity and NYSEG

If NYSEG were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of NYSEG and the issuing entity. The issuing entity and NYSEG will have taken steps to attempt to minimize this risk. Please read “NYSEG Storm Funding, LLC, The Issuing Entity” in this prospectus. However, no assurance can be given that if NYSEG were to become a debtor in a bankruptcy case, a court would not order that the issuing entity’s assets and liabilities be substantively consolidated with the assets and liabilities of NYSEG. Substantive consolidation would result in payment of the claims of the beneficial owners of the recovery bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.

Status of Recovery Property as Current Property

NYSEG will represent in the sale agreement, and the Securitization Law provides, that the recovery property sold pursuant to such sale agreement constitutes a vested, presently existing, property right on the date that the recovery property is first transferred or pledged in connection with the issuance of recovery bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of NYSEG, a court would not rule that the applicable recovery property comes into existence only as electric customers use electricity.

If a court were to accept the argument that the applicable recovery property comes into existence only as electric customers use electricity, no assurance can be given that a security interest in favor of the bondholders would attach to the recovery charges in respect of electricity consumed after the commencement of the bankruptcy case or that the recovery property has been sold to the issuing entity. If it were determined that the recovery property had not been sold to the issuing entity, and the security interest in favor of the bondholders did not attach to the applicable recovery charges in respect of electricity consumed after the commencement of the bankruptcy case, then the issuing entity would have an unsecured claim against NYSEG. In connection with any such court determination, there would be delays and/or reductions in payments on the recovery bonds. Whether or not a court determined that recovery property had been sold to the issuing entity pursuant to a sale agreement, no assurances can be given that a court would not rule that any recovery charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to the issuing entity or the trustee.

In addition, in the event of a bankruptcy of NYSEG, a party in interest in the bankruptcy could assert that the issuing entity should pay, or that the issuing entity should be charged for, a portion of NYSEG’s costs associated with the transmission or distribution of the electricity, consumption of which gave rise to the recovery charge receipts used to make payments on the recovery bonds.

Regardless of whether NYSEG is the debtor in a bankruptcy case, if a court were to accept the argument that recovery property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of NYSEG arising before that recovery property came into existence could have priority over the issuing entity’s interest in that recovery property. Adjustments to the recovery charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.

Estimation of Claims; Challenges to Indemnity Claims

If NYSEG were to become a debtor in a bankruptcy case, to the extent the issuing entity does not have secured claims as discussed above, claims, including indemnity claims, by the issuing entity or the trustee against NYSEG as seller under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that the issuing entity or the trustee have against NYSEG. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, the issuing entity would be left with a claim for actual damages against NYSEG based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving NYSEG.

Enforcement of Rights by the Trustee

Upon an event of default under the indenture, the Securitization Law permits the trustee to enforce the security interest in the recovery property sold pursuant to the sale agreement in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the Commission or a court of competent jurisdiction to order the sequestration and payment to holders of recovery bonds of all revenues arising from the applicable recovery charges. There can be no assurance, however, that the Commission or a district court judge would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the Commission or a district court judge and an order requiring an accounting and segregation of the revenues arising from the recovery property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.

Bankruptcy of the Servicer

The servicer is entitled to commingle the recovery charges that it receives with its own funds until each date on which the servicer is required to remit funds to the trustee as specified in the servicing agreement. The Securitization Law provides that the relative priority of a lien created under the Securitization Law is not defeated or adversely affected by the commingling of recovery charges arising with respect to the recovery property with funds of the utility corporation. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the recovery charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than the issuing entity’s property. If the court so rules, then the court would likely rule that the trustee has only a general unsecured claim against the servicer for the amount of commingled recovery charges held as of that date and could not recover the commingled recovery charges held as of the date of the bankruptcy.

However, if the court were to rule on the ownership of the commingled recovery charges, the automatic stay arising upon the bankruptcy of the servicer could delay the trustee from receiving the commingled recovery charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled recovery charges are the issuing entity’s property or are property of the servicer, including resolution of any tracing of proceeds issues.

The servicing agreement provides that the trustee, as the issuing entity’s assignee, together with the other persons specified therein, may vote to appoint a successor servicer that satisfies the rating agency condition. The servicing agreement will also provide that the trustee, together with the other persons specified therein, may petition the Commission or a court of competent jurisdiction to appoint a successor servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor servicer may be difficult to obtain and may not be capable of performing all of the duties that NYSEG as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as servicer.

USE OF PROCEEDS

The net proceeds of this offering are estimated to be approximately $    , after deducting underwriting discounts and commissions and upfront financing costs. Proceeds will be used to pay expenses of issuance and to purchase the recovery property from NYSEG. In accordance with the financing order, NYSEG will use the proceeds it receives from the sale of the recovery property to recover the approved recovery costs (including for the repayment of short-term intercompany borrowings and for general corporate purposes) incurred by NYSEG, plus upfront financing costs approved in the financing order.

PLAN OF DISTRIBUTION

Subject to the terms and conditions in the underwriting agreement among the issuing entity, NYSEG and the underwriters, for whom J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as representatives, the issuing entity has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the recovery bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1		Tranche A-2		Tranche A-3
J.P. Morgan Securities LLC	$		$		$
BofA Securities, Inc.
Citigroup Global Markets Inc

Total		$225,000,000		$225,000,000		$260,600,000

Under the underwriting agreement, the underwriters will take and pay for all of the recovery bonds the issuing entity will offer, if any is taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Underwriters’ Sales Price for the Recovery Bonds

The recovery bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the recovery bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below. The underwriters may allow, and dealers may re-allow, a discount not to exceed the percentage listed below.

	Selling Concession	Reallowance Discount
Tranche A-1%		%
Tranche A-2
Tranche A-3

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

No Assurance as to Resale Price or Resale Liquidity for the Recovery Bonds

The recovery bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters will have advised the issuing entity that they intend to make a market in the recovery bonds, but they are not obligated to do so and may discontinue market making at any time without notice. The issuing entity will not be able to assure you that a liquid trading market will develop for the recovery bonds.

Various Types of Underwriter Transactions that May Affect the Price of the Recovery Bonds

The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the recovery bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the recovery bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the recovery bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the recovery bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the recovery bonds to be higher than they would otherwise be. Neither the issuing entity, NYSEG, the trustee, the issuing entity’s managers nor any of the underwriters will represent that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to NYSEG and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the recovery bonds. J.P. Morgan Securities LLC, as structuring agent, has rendered certain structuring services to the issuing entity for which it was compensated. See “Affiliations and Certain Relationships and Related Transactions”. In accordance with FINRA Rule 5110, these amounts and the reimbursement of the structuring agent’s expenses are deemed underwriting compensation in connection with the offering.

The depositor estimates that the issuing entity’s share of the total expenses of the offering will be $    .

The issuing entity and NYSEG will have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the recovery bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the recovery bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.

The issuing entity will expect to deliver the recovery bonds against payment for the recovery bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the      business day following the date of pricing of the recovery bonds. Since trades in the secondary market generally settle within 1 business day, purchasers who wish to trade recovery bonds on the date of pricing or the succeeding      business days will be required, by virtue of the fact that the recovery bonds initially will settle in T+    , to specify alternative settlement arrangements to prevent a failed settlement.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The issuing entity is a wholly-owned subsidiary of NYSEG. NYSEG is a wholly-owned operating subsidiary of Avangrid. One of the underwriters, J.P. Morgan Securities LLC, also served as structuring agent to NYSEG in connection with the structuring of the recovery bonds and will receive a fee of $343,750 for such services. Each of the sponsor, the initial servicer and the depositor may maintain other banking relationships in the ordinary course with U.S. Bank Trust Co., National Association, the trustee and its affiliate, U.S. Bank N.A. in its separate capacity as securities intermediary.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the recovery bonds. Except as specifically provided below with respect to Non-U.S. Holders (as defined below), this discussion does not address the tax consequences to persons other than initial purchasers who are U.S. Holders (as defined below) that hold their recovery bonds as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and it does not address all of the tax consequences relevant to investors that are subject to special treatment under the U.S. federal income tax laws (such as financial institutions, life insurance companies, retirement plans, regulated investment companies, persons who hold recovery bonds as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that have a “functional currency” other than the U.S. dollar, investors in pass-through entities, tax-exempt organizations and accrual method taxpayers subject

This summary is based on current provisions of the Internal Revenue Code, the Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the IRS and interpretations thereof. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

U.S. Holder and Non-U.S. Holder Defined

A “U.S. Holder” means a beneficial owner of a recovery bond that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the U.S., (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (A) a court in the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has a valid election in place to be treated as a U.S. person. A “Non-U.S. Holder” means a beneficial owner of a recovery bond that is not a U.S. Holder but does not include (i) an entity or arrangement treated as a partnership for U.S. federal income tax purposes, (ii) a former citizen of the U.S. or (iii) a former resident of the U.S.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of a recovery bond, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences applicable to them. Similarly, former citizens and former residents of the U.S. are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences that may be applicable to them.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE RECOVERY BONDS. ALL PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF RECOVERY BONDS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER LAWS.

Taxation of the Issuing Entity and Characterization of the recovery bonds

Based on the Revenue Procedure 2005-62, 2005-2 CB 507 as modified by Revenue Procedure 2024-15, it is the opinion of Hunton, as tax counsel, that solely for U.S. federal income tax purposes, (1) the issuance of the recovery bonds will be a “qualifying securitization” within the meaning of the Revenue Procedure, (2) the recovery bonds will be characterized as obligations of NYSEG as expressly set forth in Section 6.02 of the Revenue Procedure, (3) the issuing entity will not be treated as a taxable entity separate and apart from NYSEG (the issuing entity’s sole member), and (4) NYSEG will not be treated as recognizing gross income upon the issuance of the recovery bonds. By acquiring a recovery bond, a beneficial owner agrees to treat the recovery bond as debt of NYSEG (the issuing entity’s sole member) for U.S. federal income tax purposes. This opinion is based on certain representations made by the issuing entity and NYSEG, on the application of current law to the facts as established by the indenture and other relevant documents and assumes compliance with the indenture and such other documents as in effect on the date of issuance of the recovery bonds.

Tax Consequences to U.S. Holders

Interest

Interest income on the recovery bonds, payable at a fixed rate, will be includible in income by a U.S. Holder when it is received, in the case of a U.S. Holder using the cash receipts and disbursements method of tax accounting, or as it accrues, in the case of a U.S. Holder using the accrual method of tax accounting.

Original Issue Discount

One or more classes of recovery bonds may be issued with original issue discount (“OID”). Notwithstanding a U.S. Holder’s usual method of tax accounting, any OID on a tranche of recovery bond will be includible in the U.S. Holder’s income when it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. In general, a tranche of recovery bond will be treated as issued with OID if the “stated redemption price at maturity” of that tranche of recovery bond (ordinarily, the initial principal amount of that tranche of recovery bonds) exceeds the “issue price” of that tranche of recovery bond (ordinarily, the price at which a substantial amount of that tranche of recovery bond is sold to the public) by more than a statutorily defined “de minimis” amount.

Sale or Retirement of recovery bonds

On a sale, exchange or retirement of a recovery bond, a U.S. Holder will have taxable gain or loss equal to the difference between the amount received by the U.S. Holder and the U.S. Holder’s tax basis in the recovery bond. A U.S. Holder’s tax basis in a recovery bond is the U.S. Holder’s cost, subject to adjustments such as increases in basis for any OID previously included in income and reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the recovery bond was held for more than one year at the time of disposition. If a U.S. Holder sells the recovery bond between interest payment dates, a portion of the amount received will reflect interest that has accrued on the recovery bond but that has not yet been paid by the sale date. To the extent that amount has not already been included in the U.S. Holder’s income, it will be treated as ordinary interest income and not as capital gain. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate U.S. Holders is subject to limitations.

3.8% Tax on “Net Investment Income”

Certain non-corporate U.S. Holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the recovery bonds, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% tax is determined in a manner different from the regular income tax.

Tax Consequences to Non-U.S. Holders

Withholding Tax on Interest

Subject to the discussion of FATCA and backup withholding below, payments of interest income on the recovery bonds received by a Non-U.S. Holder that does not hold its recovery bonds in connection with the conduct of a trade or business in the U.S. will generally not be subject to U.S. federal withholding tax, provided that the Non-

U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Avangrid entitled to vote, is not a controlled foreign corporation for U.S. federal income tax purposes directly or indirectly related to Avangrid within the meaning of Section 881(c)(3)(C) of the Internal Revenue Code, is not a bank whose receipt of interest on the recovery bonds is described in Section 881(c)(3)(A) of the Internal Revenue Code, is not an individual who ceased being a U.S. citizen or long-term resident for tax avoidance purposes, and the withholding agent receives:

•	from a Non-U.S. Holder appropriate documentation to treat the payment as made to a foreign beneficial owner under Treasury Regulations issued under Section 1441 of the Internal Revenue Code;

•

a withholding certificate from a person claiming to be a foreign partnership and the foreign partnership has received appropriate documentation to treat the payment as made to a foreign beneficial owner in accordance with these Treasury Regulations;

•

a withholding certificate from a person representing to be a “intermediary” that has assumed primary withholding responsibility under these Treasury Regulations and the intermediary has received appropriate documentation from a foreign beneficial owner in accordance with its agreement with the IRS; or

•

a statement, under penalties of perjury from an authorized representative of a financial institution, stating that the financial institution has received from the beneficial owner a withholding certificate described in these Treasury Regulations or that it has received a similar statement from another financial institution acting on behalf of the foreign beneficial owner and a copy of such withholding certificate.

In general, it will not be necessary for a Non-U.S. Holder to obtain or furnish a U.S. taxpayer identification number to NYSEG or its paying agent in order to claim the foregoing exemption from U.S. withholding tax on payments of interest. Interest paid to a Non-U.S. Holder will be subject to a U.S. withholding tax of 30% upon the actual payment of interest income, except as described above and except where an applicable income tax treaty provides for the reduction or elimination of the withholding tax and the Non-U.S. Holder provides a withholding certificate properly establishing such reduction or elimination. A Non-U.S. Holder generally will be taxable in the same manner as a U.S. corporation or resident with respect to interest income if the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.). Effectively connected income received by a Non-U.S. Holder that is a corporation may in some circumstances be subject to an additional “branch profits tax” at a 30% rate, or if applicable, a lower rate provided by an income tax treaty. To avoid having the 30% withholding tax imposed on effectively connected interest income, the Non-U.S. Holder must provide a withholding certificate on which the Non-U.S. Holder certifies, among other facts, that payments on the recovery bonds are effectively connected with the conduct of a trade or business in the U.S.

Capital Gains Tax Issues

Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of recovery bonds, unless:

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met; or

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.).

FATCA

Under the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax is generally imposed on certain payments, including payments of U.S.-source interest made to “foreign financial institutions” and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The withholding agent will be required to withhold amounts under FATCA on payments made to Non-U.S. Holders that are subject to the FATCA requirements but fail to provide the withholding agent with proof that they have complied with such requirements.

Backup Withholding

Backup withholding of U.S. federal income tax may apply to payments made in respect of the recovery bonds to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the recovery bonds to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. A U.S. Holder can obtain a complete exemption from the backup withholding tax by providing a properly completed Form W-9 (Request for Taxpayer Identification Number and Certification). Compliance with the identification procedures described above under “—Tax Consequences to Non-U.S. Holders—Withholding Tax on Interest” in this prospectus would establish an exemption from backup withholding for those Non-U.S. Holders who are not exempt recipients.

In addition, backup withholding of U.S. federal income tax may apply upon the sale of a recovery bond to (or through) a broker, unless either (1) the broker determines that the seller is an exempt recipient or (2) the seller provides, in the required manner, certain identifying information and, in the case of a Non-U.S. Holder, certifies that the seller is a Non-U.S. Holder (and certain other conditions are met). The sale may also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the seller’s non-U.S. status would be made normally on an IRS Form W-8BEN signed under penalty of perjury, although in certain cases it may be possible to submit other documentary evidence. A sale of a recovery bond to (or through) a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding unless the broker is a U.S. person or has certain connections to the U.S.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is timely furnished to the IRS.

STATE AND OTHER TAX CONSEQUENCES

In addition to the U.S. federal income tax consequences described in “Material U.S. Federal Income Tax Consequences” in this prospectus, potential investors should consider the state and local tax consequences of the acquisition, ownership, and disposition of the energy recovery bonds offered by this prospectus. State tax law may differ substantially from the corresponding U.S. federal tax law, and the discussion above does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Therefore, prospective investors should consult their tax advisors about the various tax consequences of investments in the recovery bonds offered by this prospectus.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition, holding and disposition of the recovery bonds by, on behalf of, or using assets of, employee benefit plans, plans and entities that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”), Section 4975 of the Internal Revenue Code or “similar law” (as defined below). For purposes of this discussion, “plans” include (1) an “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, including, but not limited to, a profit sharing plan or a pension plan, (2) a “plan” as defined in Section 4975(e)(1) of the Internal Revenue Code that is subject to Section 4975 of the Internal Revenue Code, including, but not limited to, an individual retirement account or annuity or a Keogh plan, or (3) an entity that is deemed to hold plan assets of any of the foregoing by virtue of such employee benefit plan’s or plan’s investment in the entity, including, but not limited to, a collective investment fund or an insurance company general or separate account.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries with respect to a plan. A fiduciary is any person who in connection with the assets of the plan:

•	has discretionary authority or control over the management or disposition of such assets, or

•	provides investment advice for a fee with respect to such assets.

ERISA imposes certain general fiduciary requirements on fiduciaries, including, but not limited to:

•	investment prudence and diversification, and

•	the investment of the assets of the plan in accordance with the documents governing the plan.

In considering an investment in the recovery bonds, the fiduciary of a plan should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA or the Internal Revenue Code relating to the fiduciary’s duties to the plan, including, but not limited to, the duties of investment prudence and diversification, and delegation of control under ERISA, and the prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit a broad range of transactions involving the assets of a plan and persons who have certain specified relationships to the plan, referred to as “parties in interest,” as defined under ERISA or “disqualified persons” as defined under Section 4975 of the Internal Revenue Code unless a statutory or administrative exemption is available. The types of transactions that are prohibited include but are not limited to:

•	sales, exchanges or leases of property;

•	loans or other extensions of credit; and

•	the furnishing of goods or services.

A party in interest (or disqualified person) or a fiduciary of a plan that participates or is involved in a non-exempt prohibited transaction may be subject to excise taxes, penalties or other liability under ERISA or under Section 4975 of the Internal Revenue Code. In particular, persons involved in the prohibited transaction may have to cancel or unwind the transaction and/or a fiduciary with respect to a plan may have to pay an amount to the plan for any losses realized by the plan or profits realized by these persons. In addition, individual retirement accounts involved in the prohibited transaction may be impacted which could result in adverse tax consequences to the owner of the account.

Some plans, including governmental plans and certain church plans (“non-ERISA plans”), and the fiduciaries of those plans, are not subject to ERISA or Section 4975 of the Internal Revenue Code. Accordingly, assets of these non-ERISA plans may be invested in the recovery bonds without regard to the considerations relating to ERISA and Section 4975 of the Code described herein, subject to certain conditions set forth herein. Investors that are or are acting on behalf of, or using assets of, such non-ERISA plans should consider provisions of other applicable federal law that may apply to such non-ERISA plans. For example, any governmental or church plan which is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. In addition, non-ERISA plans may be subject to federal, state, local or other laws or regulations that are substantially similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code (“similar law”).

A fiduciary’s investment of the assets of a plan in the recovery bonds may cause the issuing entity’s assets to be deemed “plan assets” of the investing plan. The United States Department of Labor has issued regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (collectively, the “plan asset regulations”) concerning the definition of what constitutes “plan assets” of a plan for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and the prohibited transaction provisions of Section 4975 of the Internal Revenue Code. Under the plan asset regulations, generally when a plan acquires an “equity interest” in an entity that is neither a “publicly offered security” (within the meaning of the plan asset regulations) nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that an exception set forth in the plan asset regulation is applicable. Such exceptions include (1) if less than 25% of the total value of each class of equity interests in the entity is held by “benefit plan investors” or (2) the entity is an “operating company,” (as each of those terms is defined in the plan asset regulations). An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is no authority directly on point, it is anticipated that the recovery bonds should not be treated as equity interests in the issuing entity for purposes of the plan asset regulations.

The extent to which the recovery bonds are held or owned by benefit plan investors will not be monitored. If the recovery bonds were deemed to be equity interests in the issuing entity and none of the exceptions contained in the plan asset regulations were applicable, then the issuing entity’s assets would be considered to be assets of any plans that acquire the recovery bonds. If the issuing entity’s assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions the issuing entity might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA or Section 4975 of the Internal Revenue Code. Each prospective plan investor that is or is acting on behalf of, or using assets of, a plan (including a plan fiduciary) should make its own assessment prior to making an investment in the recovery bond as to whether or not the recovery bonds should be treated as equity interests in the issuing entity for purposes of the plan asset regulations, and should consult with its own legal advisors concerning the potential consequences of the application of the plan asset regulations, the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of Title I of ERISA and Section 4975 of the Internal Revenue Code.

Prohibited Transaction Exemptions

In addition, and without regard to whether the recovery bonds are characterized as other than equity interests in the issuing entity for purposes of the plan asset regulations, the acquisition, holding or disposition of the recovery bonds by, on behalf of, or with assets of, a plan could give rise to a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code if the issuing entity, the trustee, NYSEG, any other servicer, Avangrid, any underwriter or certain of their affiliates is or becomes a party in interest or disqualified person with respect to an investing plan.

If you are a fiduciary of a plan or any other person proposing to acquire the recovery bonds on behalf of, or using assets of, a plan, before acquiring any recovery bonds, you should consider and consult with counsel as to whether the acquisition, holding and disposition of the recovery bonds may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code and if so, whether any prohibited transaction exemption may provide relief for such transactions. In particular, you should consider and consult with counsel as to the availability of one of the U.S. Department of Labor’s prohibited transaction class exemptions, referred to as “PTCEs”, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:

•	PTCE 75-1, which exempts certain transactions between a plan and certain broker-dealers, reporting dealers and banks;

•	PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”;

•	PTCE 90-1, which exempts certain transactions between insurance company separate accounts and parties in interest;

•	PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;

•	PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;

•	PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; and

•

the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, which exempts certain transactions between plans and parties in interest that are not fiduciaries with respect to the transaction.

There is no assurance that any of these class exemptions or statutory exemptions or any other prohibited transaction exemptions will apply with respect to any particular investment in the recovery bonds by, on behalf of, or using assets of, a plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. Moreover, even if one of these class exemptions or the statutory exemption were deemed to apply, recovery bonds may not be purchased with assets of any plan if the issuing entity, the trustee, NYSEG, any other servicer, Avangrid, any underwriter or any of their affiliates:

•	has investment discretion over the assets of the plan used to purchase the recovery bonds;

•

has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the plan used to acquire the recovery bonds, for a fee and under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the plan, and will be based on the particular investment needs of the plan; or

•	is an employer maintaining or contributing to the plan.

Representation

By acquiring any interest in the recovery bonds, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (1) it is not a plan or non-ERISA plan subject to similar law and is not acting on behalf of, or using assets of, a plan or non-ERISA plan subject to similar law to acquire or hold the recovery bonds or (2) its acquisition, holding and disposition of the recovery bonds will not, in the case of a plan, constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or, in the case of non-ERISA plan subject to similar law, constitute or result in a violation of applicable similar law.

Consultation with Counsel

The sale of the recovery bonds to a plan or a non-ERISA plan subject to similar law or any person acting on behalf of, or using assets of, such a plan or non-ERISA plan will not constitute a representation by the issuing entity or the trustee, NYSEG, any other servicer, NYSEG Corporation, any underwriter or any of their affiliates that such an investment meets all relevant legal requirements relating to investments by such plans or non-ERISA plans generally or by any particular plan or non-ERISA plan, or that such an investment is appropriate for such plans or non-ERISA plans generally or for a particular plan or non-ERISA plan.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and, in the case of a plan, the penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the recovery bonds on behalf of, or with the assets of, any plan or non-ERISA plan, should consider and consult with legal counsel as to, in the case of a plan, the potential applicability of the general fiduciary obligations under ERISA and the prohibited transaction provisions under ERISA and Section 4975 of the Internal Revenue Code or, in the case of a non-ERISA plan subject to similar law, the potential applicability of the provisions of similar law, in connection with any such investment.

This summary is based on current provisions of ERISA, the Internal Revenue Code, the regulations and other related guidance. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

LEGAL PROCEEDINGS

There are no legal or governmental proceedings pending against the issuing entity, the sponsor, seller, trustee, or servicer, or of which any property of the foregoing is subject, that is material to the holders of the recovery bonds. Please read, however, “The Trustee” in this prospectus for a discussion of certain legal proceedings involving certain affiliates of the trustee.

RATINGS FOR THE RECOVERY BONDS

The issuing entity expects that the recovery bonds will receive credit ratings from at least two NRSROs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person is obligated to maintain the rating on any tranche of recovery bonds and, accordingly, the issuing entity can give no assurance that the ratings assigned to any tranche of the recovery bonds upon initial issuance will not be lowered or withdrawn by a NRSRO at any time thereafter. If a rating of recovery bonds is lowered or withdrawn, the liquidity of the recovery bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the recovery bonds other than the payment in full of the recovery bonds by the final maturity date, as well as the timely payment of interest.

Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the recovery bonds. As a result, an NRSRO other than the NRSROs hired by a sponsor (a “hired NRSRO”) may issue unsolicited ratings on the recovery bonds, which may be lower, and could be significantly lower, than the ratings assigned by a hired NRSROs. The unsolicited ratings may be issued prior to, or after, the closing date in respect of the recovery bonds. Issuance of any unsolicited rating will not affect the issuance of the recovery bonds. Issuance of an unsolicited rating lower than the ratings assigned by a hired NRSRO on the recovery bonds might adversely affect the value of the recovery bonds and, for regulated entities, could affect the status of the recovery bonds as a legal investment or the capital treatment of the recovery bonds. Investors in the recovery bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.

A portion of the fees paid by NYSEG to a NRSRO which is hired to assign a rating on the recovery bonds is contingent upon the issuance of the recovery bonds. In addition to the fees paid by NYSEG to a NRSRO at closing, NYSEG will pay a fee to a NRSRO for ongoing surveillance for so long as the recovery bonds are outstanding. However, no NRSRO is under any obligation to continue to monitor or provide a rating on the recovery bonds.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement the issuing entity and NYSEG have filed with the SEC relating to the recovery bonds. This prospectus describes the material terms of some of the documents that will be filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits.

Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov, or on a website associated with NYSEG, currently located at https://Avangrid.com/investors. The information contained on such website is not part of this prospectus. NYSEG and the issuing entity are providing the address to this website solely for the information of investors and does not intend the address to be an active link. You may also obtain a copy of the issuing entity’s filings with the SEC at no cost, by writing to or telephoning the issuing entity at the following address:

NYSEG Storm Funding, LLC

162 Canco Rd.

Portland, Maine 04103

(207) 629-1190

The issuing entity or NYSEG as depositor will also file with the SEC all of the periodic reports the issuing entity or the depositor are required to file under the Securities Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither the issuing entity nor NYSEG as depositor will intend to file any such reports relating to the recovery bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. A more detailed description of the information to be included in these periodic reports, please read “Description of the Recovery Bonds —SEC Filings; Website Disclosure” in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows the issuing entity to “incorporate by reference” into this prospectus information the issuing entity or the depositor file with the SEC. This means the issuing entity can disclose important information to you by referring you to the documents containing the information. The information incorporated by reference is considered to be part of this prospectus, unless the issuing entity update or supersedes that information with information that the issuing entity or the depositor file subsequently that is incorporated by reference into this prospectus.

To the extent that the issuing entity is required by law to file such reports and information with the SEC under the Exchange Act, the issuing entity will file annual and current reports and other information with the SEC. The issuing entity is incorporating by reference any future filings the issuing entity or the sponsor, but solely in its capacity as the issuing entity’s sponsor, make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to, and not filed with, the SEC. These reports will be filed under the issuing entity’s own name as issuing entity. Under the indenture, the issuing entity may voluntarily suspend or terminate the filing obligations as issuing entity (under the SEC rules) with the SEC, to the extent permitted by applicable law.

The issuing entity is incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which the issuing entity or NYSEG, solely in its capacity as the issuing entity’s depositor, make with the SEC until the offering of the recovery bonds is completed. These reports will be filed under the issuing entity’s own name as issuing entity. In addition, these reports will be posted on a website associated with NYSEG, currently located at https://Avangrid.com/investors. These reports will be filed under the issuing entity’s own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS

The issuing entity will be relying on an exclusion from the definition of “investment company” under the 1940 Act, contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. As a result of such exclusion, the issuing entity will not be subject to regulation as an “investment company” under the 1940 Act.

In addition, the issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule, or the “Volcker Rule,” under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the “Dodd-Frank Act.” As part of the Dodd-Frank Act, federal law prohibits a “banking entity”—which is broadly defined to include banks, bank holding companies and affiliates thereof—from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of “covered fund” in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exclusion provided under Sections 3(c)(1) or 3(c)(7) thereunder. Because the issuing entity will rely on Rule 3a-7 under the 1940 Act, it will not be considered a “covered fund” within the meaning of the Volcker Rule regulations.

RISK RETENTION

This offering of recovery bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.

For information regarding the requirements of the European Union Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the recovery bonds—Regulatory provisions affecting certain investors could adversely affect the price and liquidity of the recovery bonds” in this prospectus.

LEGAL MATTERS

Certain legal matters relating to the recovery bonds, including certain federal income tax matters, will be passed on by Hunton Andrews Kurth LLP, counsel to NYSEG and the issuing entity. Certain other legal matters relating to the recovery bonds and as to Delaware law will be passed on by Richards, Layton & Finger, P.A., special Delaware counsel to the issuing entity. Certain other legal matters relating to the recovery bonds will be passed on by Cullen & Dykman LLP, Albany, New York, regulatory counsel to NYSEG, and by Norton Rose Fulbright US LLP, counsel to the underwriters.

GLOSSARY OF DEFINED TERMS

Set forth below is a list of the defined terms used in this prospectus:

“1940 Act” means the Investment Company Act of 1940, as amended.

“Actual recovery charge collections” means, the amount of recovery charges received by the servicer.

“Additional recovery bonds” means additional bonds that may be issued pursuant to a financing order under the Securitization Law or another similar law and secured by recovery property or other similar property.

“Administration agreement” means the administration agreement to be entered into between the issuing entity and NYSEG, as the same may be amended and supplemented from time to time.

“Administrator” means NYSEG, as administrator under the administration agreement, or any successor Administrator to the extent permitted under the administration agreement.

“Affiliate” means, with respect to any specified person, any other person controlling or controlled by or under common control with such specified person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Avangrid” means Avangrid, Inc., a New York corporation.

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Basic documents” means the indenture, the administration agreement, the sale agreement, the issuing entity’s certificate of formation, the limited liability company agreement, the servicing agreement, the series supplement, any intercreditor agreement, any underwriting agreement and all other documents and certificates delivered in connection therewith.

“Bondholder” or “holder” means any holder of the recovery bonds offered pursuant to this prospectus.

“Business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Rochester, New York or New York, New York are, or DTC or the corporate trust office of the trustee is, authorized or obligated by law, regulation or executive order to remain closed.

“Capital contribution” means the amount of cash contributed to the issuing entity by NYSEG as specified in the limited liability company agreement.

“Capital subaccount” means the capital subaccount, a subaccount of the collection account created by the indenture and held by the trustee under the indenture.

“Certificate of formation” means the issuing entity’s certificate of formation filed with the Secretary of State of the State of Delaware on November 6, 2024.

“Clearstream” means Clearstream Banking, Luxembourg, S.A.

“Collateral” means all of the issuing entity’s assets pledged to the trustee for the benefit of the holders of the recovery bonds specified in the series supplement, which includes the recovery property, all rights of the issuing entity under the sale agreement, the servicing agreement and the other documents entered into in connection with the recovery bonds, all rights to the collection account and the subaccounts of the collection account, and all other property of the issuing entity relating to the recovery bonds, except amounts deposited with the issuing entity on the closing date required for payment of costs of issuance of the recovery bonds.

“Collection account” means the segregated trust account relating to the recovery bonds designated the collection account and held by the trustee under the indenture.

“Commission” means the New York Public Service Commission.

“Commission regulations” means the regulations, including proposed or temporary regulations, promulgated under the Revised Statutes of New York.

“Customer” means “consumer” within the meaning of the Securitization Law, and means any existing and future individual, governmental body, trust, business entity, nonprofit organization or other legally recognized entity that takes electric delivery service within NYSEG’s service area by means of electric transmission or distribution facilities, from NYSEG or its successors or assignees.

“Depositor” means NYSEG.

“DTC” means the Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.

“Eligible institution” means (a) the corporate trust department of the trustee or any affiliate, so long as the trustee or such affiliate have (i) either a short-term deposit or issuer rating from Moody’s of at least “P-1” or a long-term unsecured debt or issuer rating from Moody’s of at least “A2” and (ii) a long-term issuer rating from S&P of at least “A”; or (b) a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank) (i) that has either (A) a long-term issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term issuer rating of “A-1” or higher by S&P and “P1” or higher by Moody’s, or any other long-term, short-term or certificate of deposit rating acceptable to the rating agencies, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation.

“Eligible investments” mean instruments or investment property which evidence:

(a) direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

(b) demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of or bankers’ acceptances issued by, any depository institution (including the trustee or any of its affiliates, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any state thereof and subject to the supervision and examination by U.S. federal or state banking authorities, so long as the commercial paper or other short-term issuer or debt obligations of such depository institution are, at the time of deposit, rated at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the recovery bonds;

(c) commercial paper (including commercial paper of the trustee or any of its affiliates, acting in its commercial capacity, and other than commercial paper issued by NYSEG or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as will not result in the downgrading or withdrawal of the ratings of the recovery bonds;

(d) investments in money market funds which have a rating in the highest investment category granted thereby (including funds for which the trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

(e) repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions; or

(f) repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker-dealer acting as principal and that meets certain ratings criteria as set forth below:

(i) a broker/dealer (acting as principal) registered as a broker or dealer under Section 15 of the Exchange Act (any such broker/dealer being referred to in this definition as a “broker/dealer”), the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of entering into such repurchase obligation; or

(ii) an unrated broker/dealer, acting as principal, that is a wholly-owned subsidiary of a non-bank or bank holding company the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of purchase so long as the obligations of such unrated broker/dealer are unconditionally guaranteed by such non-bank or bank holding company.

Notwithstanding the foregoing: (1) no securities or investments which mature in 30 days or more will be eligible investments unless the issuing entity thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s; (2) no securities or investments described in clauses (b) through (d) above which have maturities of more than 30 days but less than or equal to 3 months will be eligible investments unless the issuing entity thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (3) no securities or investments described in clauses (b) through (d) above which have maturities of more than 3 months will be eligible investments unless the issuing entity thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (4) no securities or investments described in clauses (b) through (d) above which have a maturity of 60 days or less will be eligible investments unless such securities have a rating from S&P of at least “A-1”; and (5) no securities or investments described in clauses (b) through (d) above which have a maturity of 365 days or less will be eligible investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated recovery charge collections” means the payments in respect of recovery charges which are deemed to have been received by the servicer, directly or indirectly, from or on behalf of customers, calculated in accordance with the servicing agreement.

“Euroclear” means the Euroclear System.

“Excess funds subaccount” means that subaccount of the collection account into which funds collected by the servicer in excess of amounts necessary to make the payments specified on a given payment date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expected amortization schedule” means, with respect to the recovery bonds, the expected amortization schedule related thereto set forth in the series supplement.

“Expected sinking fund schedule” means, with respect to the recovery bonds, the expected sinking fund schedule related thereto set forth in the series supplement.

“Final maturity date” means, with respect to each tranche of recovery bonds, the final maturity date of the related tranche therefor as specified in the series supplement.

“Financing costs” means principal and interest on the recovery bonds, costs relating to the issuance of the recovery bonds and ongoing financing costs.

“Financing order” means, unless the context indicates otherwise, the irrevocable financing order issued by the Commission, as Case Number 24-E-0493. The financing order was issued on December 19, 2024. Absent an appeal or challenge to the financing order it will become final and not subject to further appeal on January 22, 2025.

“General subaccount” means the general subaccount, a subaccount of the collection account created by the indenture and held by the trustee under the indenture.

“Holder” or “Bondholder” means a registered holder of the recovery bonds.

“Hunton” means Hunton Andrews Kurth LLP, counsel to NYSEG and the issuing entity.

“Indenture” means the indenture to be entered into between the issuing entity and the trustee and the securities intermediary, providing for the issuance of recovery bonds, as the same may be amended and supplemented from time to time.

“Independent manager” means each person appointed as an “independent manager” of the issuing entity pursuant to the limited liability company agreement.

“Independent manager fee” means the fee payable to the independent manager pursuant to the limited liability company agreement.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Issuing entity” means NYSEG Storm Funding, LLC, a Delaware limited liability company.

“kW” means kilowatt.

“kWh” means kilowatt-hour.

“Limited liability company agreement” means the Limited Liability Company Agreement of NYSEG Storm Funding, LLC, to be dated as of     , 2025.

“Moody’s” means Moody’s Investors Service, Inc. or any successor in interest. References to Moody’s are effective so long as Moody’s is a rating agency.

“MW” means megawatt.

“MWh” means megawatt-hour.

“Non-bypassable” means that the right to collect these recovery charges from all existing and future customers receiving electric transmission or distribution services, or both, from NYSEG or its successors or assignees within the service area under Commission-approved rate schedules or special contracts.

“Non-U.S. Holder” means a holder of recovery bonds that is neither a U.S. Holder nor subject to rules applicable to former citizens and residents of the United States.

“NRSRO” means a nationally recognized statistical rating organization.

“NYBCL” means the New York Business Corporation Law.

“NYSEG” means New York State Electric & Gas Corporation, a New York corporation.

“Ongoing financing costs” means all unreimbursed fees, costs and expenses incurred by or on behalf of the issuing entity, including all amounts owed by the issuing entity to the trustee, any manager of the issuing entity, the servicing fee, the administration fee, legal and accounting fees, rating agency fees, costs and expenses of the issuing entity and NYSEG, taxes or fees imposed on any recovery charge revenues, the return on equity due NYSEG for its capital contribution and any taxes owed on investment income in the collection account.

“Outstanding” means, as of the date of determination, all recovery bonds theretofore authenticated and delivered under the indenture except:

(a)	recovery bonds theretofore canceled by the recovery bond registrar or delivered to the recovery bond registrar for cancellation;

(b)

recovery bonds or portions thereof the payment for which money in the necessary amount has been theretofore deposited with the trustee or any paying agent in trust for the holders of such recovery bonds; and

(c)

recovery bonds in exchange for or in lieu of other recovery bonds which have been issued pursuant to the indenture unless proof satisfactory to the trustee is presented that any such recovery bonds are held by a protected purchaser (as defined in Section 8-303 of the UCC);

provided, that in determining whether the holders of the requisite outstanding amount of the recovery bonds thereof have given any request, demand, authorization, direction, notice, consent or waiver hereunder or under any basic document, recovery bonds owned by the issuing entity, any other obligor upon the recovery bonds, the member, the seller, the servicer or any affiliate of any of the foregoing persons shall be disregarded and deemed not to be outstanding, except that, in determining whether the trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only recovery bonds that a responsible officer of the trustee actually knows to be so owned shall be so disregarded. recovery bonds so owned that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such recovery bonds and that the pledgee is not the issuing entity, any other obligor upon the recovery bonds, the member, the seller, the servicer or any affiliate of any of the foregoing persons.

“Outstanding amount” means the aggregate principal amount of all recovery bonds or, outstanding at the date of determination.

“Payment date” means the date or dates on which interest and principal are to be payable on the recovery bonds.

“Periodic payment requirement” means all scheduled (or legally due) payments of principal (including, if any, prior scheduled but unpaid principal payments), interest, replenishment of the capital subaccount (if any), and other ongoing financing costs to be paid during such payment period.

“PTCE” means a prohibited transaction class exemption of the United States Department of Labor.

“Rating agencies” means Moody’s and S&P. If no such organization (or successor) is any longer in existence, “rating agency” shall be a NRSRO or other comparable person designated by the issuing entity, notice of which designation shall be given to the trustee and the servicer.

“Rating agency condition” means, with respect to any action, not less than 10 business days’ prior written notification to each rating agency of such action, and written confirmation from each of S&P and Moody’s to the servicer, the trustee and the issuing entity that such action will not result in a suspension, reduction or withdrawal of the then-current rating by such rating agency of the recovery bonds issued by the issuing entity and that prior to the taking of the proposed action no other rating agency shall have provided written notice to the issuing entity that such action has resulted or would result in the suspension, reduction or withdrawal of the then-current rating of the recovery bonds; provided, that if within such 10 business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (i) the issuing entity shall be required to confirm that such rating agency has received the rating agency condition request, and if it has, promptly request the related rating agency condition confirmation and (ii) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within 5 business days following such second (2nd) request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).

“Reconciliation certificate” means the certificate of the servicer delivered to the trustee pursuant to the servicing agreement reconciling amounts of any estimated recovery charge collections delivered to the trustee for deposit to the collection account with actual recovery charge collections.

“Record date” means the date or dates with respect to each payment date on which it is determined the person in whose name each recovery bond is registered will be paid on the respective payment date.

“Recovery bonds” means, unless the context requires otherwise, the recovery bonds offered pursuant to this prospectus.

“Recovery charge collections” means recovery charges revenues received or deemed to be received by the servicer to be remitted to the collection account.

“Recovery charges” means the nonbypassable amounts to be charged to all existing or future electric customers located within NYSEG’s service area, approved by the Commission in the financing order that may be collected by the servicer, its successors, assignees or other collection agents as provided for in the financing order.

“Recovery costs” means all “recovery costs” as defined in the Securitization Law.

“Recovery property” means all “recovery property” as defined in the Securitization Law created under and pursuant to the financing order and sold or otherwise conveyed to the issuing entity under the sale agreement, including but not limited to any and all right, title and interest: (i) in and to the recovery charges established pursuant to the financing order, as approved by the Commission and adjusted from time to time in accordance with such financing order; (ii) in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the recovery charges or constituting recovery charges that are the subject of the financing order, regardless of whether such revenues, collections, claims, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, claims, payments, money, or proceeds; and (iii) in and to all rights to obtain periodic adjustments to the recovery charges pursuant to the terms of the financing order.

“Regulation AB” means the rules of the SEC promulgated under Subpart 229.1100—Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time.

“Regulation RR” means Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 promulgated under the Exchange Act.

“Required reserve level” means the amount to be funded in the capital subaccount, which will be equal to 0.50% of the initial aggregate principal amount of recovery bonds, or such other amount as may be permitted or required under the financing order and applicable Internal Revenue Service rulings, deposited into the capital subaccount by NYSEG prior to or upon the issuance of the recovery bonds.

“Revenue Procedure” means Revenue Procedure 2005-62, as modified by Revenue Procedure 2024-15.

“Revenue Procedure 2005-62” means Revenue Procedure 2005-62, 2005-2 C.B. 507.

“Revenue Procedure 2024-15” means Revenue Procedure 2024-15, 2024-12 I.R.B. 717.

“S&P” means S&P Global Ratings, a division of S&P Global, Inc. or any successor in interest. References to S&P are effective so long as S&P is a rating agency.

“Sale agreement” means the sale agreement to be entered into between the issuing entity and NYSEG, pursuant to which NYSEG sells and the issuing entity buys the recovery property.

“Securitizable Balance” has the meaning specified under “NYSEG’s Financing Order” in this prospectus.

“Securities Intermediary” means U.S. Bank National Association and its successors in interest.

“Securitization Law” means Chapter 224 of the Laws of 2024 of the State of New York.

“Seller” means NYSEG.

“Series supplement” means the supplement to the indenture which establishes the specific terms of the recovery bonds.

“Service area” means the geographical area within which NYSEG provided electric distribution services as of the date of the approval of the financing order

“Servicer” means NYSEG, acting as the servicer, and any successor or assignee servicer, which will service the recovery property under a servicing agreement with the issuing entity.

“Servicer default” has the meaning specified under “The Servicing Agreement—Servicer Defaults” in this prospectus.

“Servicing agreement” means the servicing agreement to be entered into between the issuing entity and NYSEG, as the same may be amended and supplemented from time to time, pursuant to which NYSEG undertakes to service the recovery property.

“Special payment date” has the meaning specified under “Description of the Recovery Bonds—Payments on the recovery bonds” in this prospectus.

“Sponsor” means NYSEG.

“True-up adjustments” has the meaning specified under “NYSEG Financing Order—Recovery Charges—The Financing Order Requires the Servicer to Periodically ‘True-Up’ the Recovery Charge” in this prospectus.

“State Pledge” has the meaning specified under “Prospectus Summary of Terms—State Pledge” in this prospectus.

“Treasury Regulations” means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.

“True-up” means a mechanism required by the Securitization Law and the financing order whereby the servicer will apply to the Commission for adjustments to the applicable recovery charges based on actual collected recovery charges and updated assumptions by the servicer as to future collections of recovery charges.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Trustee” means U.S. Bank Trust Company, National Association, as trustee under the indenture, and its successors and assigns in such capacity.

“UCC” means, unless the context otherwise requires, the Uniform Commercial Code, as in effect in the relevant jurisdiction, as amended from time to time.

“U.S. Holder” means a holder of a recovery bond that is (a) a citizen or resident of the United States, (b) a partnership or corporation (or other entity treated like a corporation for federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, (d) a trust with respect to which both (i) a court in the United States is able to exercise primary authority over its administration and (ii) one or more United States persons have the authority to control all of its substantial decisions or (e) a trust that has elected to be treated as a United States person under applicable Treasury Regulations.

$710,600,000 Recovery Bonds, Series 2025-A

New York State Electric & Gas Corporation

Sponsor, Depositor and Initial Servicer

NYSEG Storm Funding, LLC

Issuing Entity

Joint Book-Running Managers

J.P. Morgan	BofA Securities	Citigroup

Through and including,    , 2025 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrant in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated.

Printing and Filing Expenses	$190,000
Securities and Exchange Commission registration fee	$108,793
Consulting & Systems Programming	$312,500
Trustee fees and expenses	$36,250
Legal fees and expenses	$1,828,125
Accounting fees and expenses	$300,000
Rating Agencies’ fees and expenses	$779,883
Structuring agent fees and expenses	$343,750
Miscellaneous fees and expenses	$112,737
Total	$4,012,038

Item 13. Indemnification of Directors and Officers

NYSEG Storm Funding, LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of NYSEG Storm Funding, LLC, the issuing entity will indemnify its managers to the fullest extent permitted by law against any liability incurred with respect to their services as managers under the issuing entity’s limited liability company agreement, except for liabilities arising from their own fraud, gross negligence or willful misconduct or, in the case of an independent manager, their bad faith or willful misconduct.

New York State Electric & Gas Corporation

Section 721 of the New York Business Corporation Law, or the NYBCL, provides that a corporation may indemnify a director or officer by a provision contained in the certificate of incorporation or bylaws or, if authorized in such certificate of incorporation or bylaws, by a duly authorized resolution of its shareholders or directors or by agreement, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and material to the cause of action, or that such director or officer personally gained in fact a financial profit or other advantage to which he was not legally entitled.

NYSEG’s amended and restated bylaws provide that the Company will indemnify and hold harmless to the fullest extent authorized by the NYBCL, any person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of NYSEG or, while a director or officer of NYSEG, is or was serving at the request of NYSEG as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against losses, costs and expenses actually and reasonably incurred by him or her in connection with the defense, resolution or settlement of such proceeding, if he or she acted in accordance with the certificate of incorporation and bylaws or otherwise acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

Section 722 of the NYBCL provides that a corporation may, except for shareholder derivative suits, indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action that is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Section 723 of the NYBCL provides, in general, that any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the NYBCL, any indemnification under the NYBCL may be made only if indemnification is authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, (i) the board of directors upon the written opinion of independent legal counsel or (ii) the shareholders.

NYSEG maintains standard officer’s and director’s liability insurance policies insuring its officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring NYSEG under certain circumstances, in the event that indemnification payments are made to such officers and directors, in accordance with Section 726 of the NYBCL, which authorizes the purchase and maintenance of such insurance.

NYSEG has entered into indemnification agreements, or the indemnification agreements, with certain of its directors and officers, each an “indemnitee.” The indemnification agreements, among other things, provide for indemnification if (i) the indemnitee is or was a party or is threatened to be made a party to or a participant in any proceeding, other than by or in the right of NYSEG to a procure a judgment in its favor, against all expenses, judgments, fines and amounts paid in settlement (if such settlement is approved in advance by NYSEG, which approval shall not be unreasonably withheld), including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred by an indemnitee or on the indemnitee’s behalf in connection with any such proceeding or any claim, issue or matter therein, or (ii) if the indemnitee is or is threatened to be made a party to or a participant in any proceeding by or in the right of NYSEG to procure a judgment in its favor by reason of the indemnitee’s status as a director, officer or a similar corporate status (as such term is defined in the indemnification agreements), against all expenses actually and reasonably incurred by the indemnitee or on the indemnitee’s behalf in connection with any such proceeding or any claim, issue or matter therein.

The indemnification agreements do not provide for indemnification (a) if indemnification is requested under clause (i) or (ii) above and (b) the indemnitee (w) failed to act in good faith, (x) failed to act in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of NYSEG and not as the result of active and deliberate dishonesty, (y) gained a financial profit or other advantage to which the indemnitee is or was not legally entitled or (z) solely with respect to requests for indemnification under clause (i), in the case of a criminal proceeding, had reasonable cause to believe that the indemnitee’s conduct was unlawful.

The indemnification agreements also provide that NYSEG shall not be obligated to make any indemnification payment in connection with any claim made against the indemnitee (i) for which payment has actually been made to or on behalf of the indemnitee under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount paid under any insurance policy or other indemnity provision, (ii) for an accounting of profits made from the purchase and sale (or sale and purchase) by the indemnitee of securities of NYSEG within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law, (iii) for any reimbursement of NYSEG by the indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by the indemnitee from the sale of securities of NYSEG, as required in each case under the Securities Exchange Act of 1934, as amended, (including any such reimbursements that arise from an accounting restatement of NYSEG pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, or

the payment to NYSEG of profits arising from the purchase and sale by the indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act), or (iv) in connection with any proceeding (or any part thereof) initiated by the indemnitee, including any proceeding (or any part thereof) initiated by the indemnitee against NYSEG or its directors, officers, employees or other indemnitees, unless (A) NYSEG’s board of directors authorized the proceeding (or part thereof) prior to its initiation or (B) NYSEG provides the indemnification, in its sole discretion, pursuant to the powers vested in NYSEG under applicable law.

Section 402(b) of the NYBCL permits corporations to eliminate or limit the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity except liability of a director (i) whose acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law, (ii) who personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or (iii) whose acts violated Section 719 of the NYBCL.

The restated certificate of incorporation of NYSEG provides that to the maximum extent permitted by the NYBCL, no director will be personally liable to NYSEG or its shareholder for damages for any breach of duty (including fiduciary duty) as a director. If the NYBCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of NYSEG will be eliminated or limited to the fullest extent permitted by the NYBCL, as so amended.

The foregoing summaries are necessarily subject to the complete text of the NYBCL, NYSEG’s restated certificate of incorporation and amended and restated bylaws, and the arrangements referred to above and are qualified in their entirety by reference thereto.

Item 14. Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement**

3.1	Certificate of Formation of NYSEG Storm Funding, LLC*

3.2	Limited Liability Company Agreement of NYSEG Storm Funding, LLC*

4.1	Form of Indenture for the issuance of Recovery Bonds, Series 2025-A, between NYSEG Storm Funding, LLC and the Trustee (including forms of the recovery bonds)*

4.2	Form of Series Supplement for the issuance of Recovery Bonds, Series 2025-A, between NYSEG Storm Funding, LLC and the Trustee (included as part of Exhibit 4.1)*

5.1	Opinion of Hunton Andrews Kurth LLP with respect to legality

8.1	Opinion of Hunton Andrews Kurth LLP with respect to federal tax matters

10.1	Form of Recovery Property Servicing Agreement between NYSEG Storm Funding, LLC and New York State Electric & Gas Corporation, as Servicer*

10.2	Form of Recovery Property Purchase and Sale Agreement between NYSEG Storm Funding, LLC and New York State Electric & Gas Corporation, as Seller

10.3	Form of Administration Agreement between NYSEG Storm Funding, LLC and New York State Electric & Gas Corporation, as Administrator*

10.4	Form of Intercreditor Agreement among New York State Gas & Electric Corporation, NYSEG Storm Funding, LLC, U.S. Bank Trust Company, National Association and the other parties thereto (included as part of Exhibit 10.2).

23.1	Consent of Hunton Andrews Kurth LLP (included as part of its Opinions filed as Exhibits 5.1 and 8.1)

24.1	Power of Attorney of certain directors of New York State Electric & Gas Corporation*

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended of U.S. Bank Trust Company, National Association for the form of Indenture for the issuance of Recovery Bonds, Series 2025-A*

99.1	Financing Order

99.2	Form of Opinion of Hunton Andrews Kurth LLP with respect to U.S. and New York constitutional matters

99.3	Consent of Independent Manager

107.1	Filing Fee Table

*

Previously filed with the Registration Statement on Form SF-1 of New York State Gas & Electric Corporation and NYSEG Storm Funding, LLC (File Nos. 333-283456 and 333-283456-01) filed on November 26, 2024.

**	To be filed by amendment or as exhibit to a Current Report on Form 8-K pursuant to Item 601 of Regulation S-K.

Item 15. Undertakings

a)	The undersigned registrant hereby undertakes that:

i.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

ii.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

b)	As to incorporation by reference:

i.

For purposes of determining any liability under the Securities Act of 1933, each filing of the issuing entity’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c)	As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securitization Law and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to file an application for the purpose of developing eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of Rochester, on the 8th day of January, 2025.

NEW YORK STATE ELECTRIC & GAS CORPORATION

By:	/s/ Patricia Nilsen
Name:	Patricia Nilsen
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Patricia Nilsen	President and Chief Executive Officer (Principal Executive Officer)	January 8, 2025

Michael G. Panichi*	Treasurer (Principal Financial Officer)	January 8, 2025

Andrea VanLuling*	Controller (Principal Accounting Officer)	January 8, 2025

New York State Electric & Gas Corporation Majority of Board of Directors:

/s/ Patricia Nilsen	Director	January 8, 2025

Andrea VanLuling*	Director	January 8, 2025

Noelle M. Kinsch*	Director	January 8, 2025

By*	/s/ Noelle M. Kinsch	January 8, 2025
Noelle M. Kinsch
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orange, State of Connecticut, on the 8th day of January, 2025.

NYSEG Storm Funding, LLC

By:	/s/ Michael G. Panichi
Name:	Michael G. Panichi
Title:	Manager

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Michael G. Panichi	Manager	January 8, 2025

/s/ Andrea VanLuling	Manager	January 8, 2025